



CTS®
CORPORATION









儿
保 健

Innovation and Quality Driving Growth





2010 Annual Report

Corporate Profile

CTS Corporation (NYSE: CTS) is an innovative designer and manufacturer of sensors, actuators, electronic components and a leading provider of value-add electronics manufacturing services (EMS). Our sensors, actuators and electronic components serve OEMs in the automotive, communications, industrial, medical, defense and aerospace and computer markets. Our EMS operations provide specialty solutions to customers throughout the communications, defense and aerospace, industrial and medical markets. We have manufacturing operations located throughout North America, Asia and Europe.

For more information please visit us at: **www.ctscorp.com**

Vision Statement

We are a global, growth oriented sensors and actuators, electronic components, and services company, dedicated to delivering innovative solutions for a better, safer and healthier world.

Core Values

Integrity

- We insist on integrity in everything we do and value doing the right thing.

Mutual Respect

- We listen to and learn from everyone.
- We treat everyone with dignity and fairness with equal opportunity to succeed for all.

Drive to Succeed

- We strive for excellence, relentlessly pursuing continuous improvement in our products and services, processes and capabilities.

Our Global Footprint

CTS has established itself as a leader in quality and innovative products across the globe, recently serving faster growing markets like India and acquiring a Swiss operation.



Headquarters Manufacturing Sales Office



Table of Contents

Financial Highlights

(In thousands, except per share data)

For the Year	2010	2009	2008
Net sales	**$552,641**	$498,982	$691,707
Operating earnings/(loss) - GAAP	**27,843**	(17,829)	30,830
- Adjusted	**29,540**	17,567	36,915
Net earnings/(loss) - GAAP	**22,038**	(34,050)	28,062
- Adjusted	**23,146**	12,045	26,454
Average shares outstanding -- diluted	**34,849**	33,823	37,864
Per share data:			
Net earnings/(loss) -- diluted - GAAP	**$0.63**	$(1.01)	$0.81
- Adjusted	**0.66**	0.36	0.77
Dividends declared	**0.12**	0.12	0.12
Capital expenditures	**13,271**	6,537	17,647
Return on average equity	**8.9%**	4.6%	8.8%
At Year End			
Working capital	**$146,555**	$103,219	$112,601
Long-term debt	**70,000**	50,400	79,988
Shareholders' equity	**274,250**	247,454	277,473
Equity per outstanding share	**8.02**	7.30	8.23

Net Sales

($ in Millions)



700
600
500
400
300
200
100
0
2008
2009
2010

Earnings Per Share

(Adjusted)



$ 0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.0
2008
2009
2010

Net Cash Provided by Operations

($ in Millions)



50
40
30
20
10
0
2008
2009
2010

Return on Average Equity

(Adjusted)



9%
8%
7%
6%
5%
4%
3%
2%
1%
0
2008
2009
2010

Adjusted amounts shown above and elsewhere in this document are non-GAAP financial measures. Reconciliations of these non-GAAP financial measures to their nearest GAAP equivalent can be found at CTS' website at www.ctscorp.com. Adjusted earnings data in this document excludes goodwill impairment charges, restructuring and related charges, and certain income tax adjustments.

Message to Our Fellow Shareholders



Vinod M. Khilnani
Chairman of the Board,
President and
Chief Executive Officer

In 2010, as economies around the world began their slow recovery from the recession of 2009, CTS focused on rebuilding and growth. CTS continued its focus on developing new innovative products, impeccable product quality, global operational excellence, and further diversification of its products, markets, and customer base.

As a result, sales grew each quarter in 2010 to a full-year of $552.6 million, an increase of 11% over the prior year. Our 2010 adjusted full-year earnings per share were $0.66, up 83% year over year. The adjusted return on invested capital of 9% compared favorably to 5% in the previous year as we move towards our target range of 12%. As a percentage of total sales, Components and Sensors segment sales increased to 51% in 2010 from 43% a year earlier as the annual sales in this higher margin segment grew by 33%.

We continued to invest aggressively in our future through a commitment to innovation with strong research and development activities. Growth initiatives remained strong with the ramping up of major new programs such as the smart actuator for diesel engines, turbocharger sensors for enhanced performance and fuel economy, and piezoceramic components for high density disk drives. CTS continued to win new business awards in 2010, positioning the company for long-term profitable growth and further strengthening its diversified global business model.


Components & Sensors
EMS
60%
50%
40%
2008
2009
2010
Segment Sales Mix - Percent of Total Sales

Sensors and Actuators

Creating innovative new products to meet tougher emission standards and improve fuel economy for global customers:

- Began shipping smart actuators to a commercial engine customer
- Now supplying pedal modules for two global vehicle platforms
- Turbocharger sensors quickly gaining market acceptance
- Increasingly penetrating new markets and customers in Asia
  – Focusing on new business in India



CTS' new high-volume Pedal Module assembly line in Elkhart, Indiana, ensures the highest quality products.

Examples Of Key New Products



New Linear Turbocharger Sensor For Light Vehicle Applications



New Smart Actuators For Diesel Engines Provide Growth Opportunities For CTS



New Transmission Sensors And Pedal Modules Serve Growing Demand

In early 2011, we acquired certain assets and liabilities of Fordahl SA, a privately held, well-respected Swiss designer and manufacturer of world-class frequency products for the wireless telecommunications market. We also formed an entity in India and began the process of establishing a manufacturing base in this rapidly growing economy.


R&D Expenditures - % of Components and Sensor Sales
Applications
Grants
7%
6
5
4
3
2
1
0
70
60
50
40
30
20
10
0
2008
2009
2010
Patent Application and Grants and R&D Expenditures %

Innovative New Products and Operational Excellence as Engines of Future Growth

CTS continued to increase its focus on Research and Development (R&D) activities. R&D expenditures reached a six year high at $18.3 million, and increased as a percent of Components and Sensors segment sales from 6.3% in 2008 to 6.5% in 2010. One of the positive outcomes from this activity is an increased number of patent grants and applications, which significantly enhances our intellectual property portfolio. In addition, we have been successful in developing new innovative products, winning new programs, and penetrating new markets.

Sensors and Actuators

We won eighteen new sensor and actuator business awards in 2010 totaling almost $60 million in future revenues. Our awards included two new sensor wins; one for a variable valve lift engine sensor for global light vehicles, and another for a new transmission sensor for an American-made, all-electric vehicle expected to launch in 2011. Demand for improvements in fuel economy is increasing the opportunities for transmission sensor applications, a CTS strategic initiative. We believe there are significant additional market opportunities associated with these new products. Our turbocharger sensor sales, initially launched on vehicles


Vehicles Rely On CTS' Turbocharger Sensors For Improved Performance And Fuel Economy

Getting People and Products to Their Destinations in an Eco-Friendly and Efficient Manner


Smart Actuators Are Designed To Help Lower Emissions In Diesel Engines For Commercial And Off-Road Applications

in the European market, has grown from almost nothing in 2009 to $7 million in 2010, with double-digit annual growth anticipated going forward. The turbocharger market is expected to see significant growth as this technology offers the ability to downsize engines, improve fuel economy, and reduce emissions without compromising on performance.

One of our major growth initiatives is the development and launch of a new family of smart brushless DC motor actuators to penetrate new applications and customers. After several years of extensive developmental activities, the first low-volume, highly engineered product from this new family was released in early 2011 for use on heavy-duty industrial engines for power generation applications. Additional smart actuator products with much higher volumes for a leading diesel engine manufacturer are in the testing stage with pre-production prototypes being tested in North America in preparation for a late 2012 launch. This new business will be in the commercial market sector, initially covering both on-highway and off-highway light-medium duty diesel applications. This sector complements our light vehicle and two-wheeled vehicle penetration for sensor and actuator products.

In addition, during 2010, we secured eleven new sensor and actuator product replacement programs with major original equipment manufacturers (OEMs), strengthening our long-term market position and ranking CTS as a world leader in sensor and actuator technology.

Electronic Components

We continued to position our Electronic Components business for double-digit annual growth through new products, applications and customers. We captured a record 254 design wins, primarily for wireless telecommunications infrastructure applications. CTS was also named by a key global customer as a #1 strategic supplier in ceramic radio frequency (RF) filters and certain crystal oscillator products used for wireless communications. Equally important were the advancements to improve management of our distribution channel which resulted in the strongest distribution sales on record, 42% higher than 2009 and 15% higher than 2008. During 2010, CTS secured advanced technology development partnerships with key European and Asian companies for future LTE/4G base stations and Remote Radio Head programs, which will accelerate commercialization of our successful proprietary ActiPlex™ filters.

Electronic Components

Through a focus on R&D, we are broadening our innovative product offerings for new applications and customers:

- Piezoceramic micro actuation for hard disk drives
- ActiPlex™ filters for LTE/4G base stations and new Remote Radio Head technology



Engineers design world-class products for wireless applications at Fordahl, our newest acquisition, located in Brügg, Switzerland.

Examples Of Key New Products



Hard Disk Drive Assembly With CTS Piezoceramic Micro Element Manufactured In 1k Cleanroom



High Frequency TCXO With Expanded Operating Temperature Range Capabilities



Variable Speed Controls Assist In Providing Safe And Reliable Scooter Operation



Our Precision Encoder Serves New Medical Applications, Such As Programming Control Functions for CPAP Machines



CTS' New Chicago Area Electronic Components Engineering And Design Center In Lisle, Illinois

One of our new innovative piezoceramic products will help meet the growing global demand for low-cost, highly reliable data storage applications. This product has been fully qualified by the customer and will make CTS a major supplier to the hard disk drive industry. Micro actuated arms that incorporate CTS piezoceramic elements are being introduced in some of the next generation high-density disk drives in 2011. To meet production requirements, a new Class 1k Clean Room is now operational in China to support this business.

Another avenue of growth has been to provide additional value and services to our customer base by adding more functionality or features to our components. We have recently established in-house capabilities for photolithographic processes to add value to our piezoceramic products and added new dicing and sputtering capabilities to enhance thin film-related activities, which were originally done by our customers in-house.

We continue to launch new and innovative electrocomponent products. Newly designed encoders, switches and precision potentiometer products are being used in a wide variety of critical applications including military two-way radios, industrial joysticks, mobility scooters, portable medical CPAP machines and HVAC controls. These recent new programs are making positive contributions to CTS' growth and diversification strategies.

The recent acquisition of Fordahl's assets will expand CTS' technology and customer base within the Components and Sensors segment, particularly in the European theatre and will allow us to pursue opportunities to penetrate growing telecommunications markets for microwave, femtocells, and fiber optic applications.

Electronics Manufacturing Solutions (EMS)

Our EMS business segment continues to target defense and aerospace, industrial, and medical markets. Sales to these markets in 2010 have grown to 62% of total EMS sales with the remainder primarily in the communications market.

Bringing People Together Globally Through Technology

Back Haul Microwave And Wireless Systems Rely On CTS' Precision Frequency Products

CTS' New Piezoceramic Micro Actuation Technology Improves Disk Drive Performance

These targeted markets generally require higher design capabilities, and specific expertise and certifications, which CTS has put in place in the last several years. Enhanced development engineering capabilities resulted in notable awards, including a program for developing the electronic control module for ultrasound stent placement and designing surveillance equipment for secure communication homeland security applications. We repositioned one of our U.S. facilities into a lower-volume new product introduction facility, with a focus on medical and high-tech customers. We are also expanding our lower-cost manufacturing footprint by increasing our manufacturing capabilities in Thailand and Mexico.

New investments in environmental stress screening capabilities in our Scotland facility have been introduced to support the additional tests required for products with high reliability, harsh environment and more rugged applications such as defense and aerospace and security sectors. These actions have resulted in business wins from new customers seeking the highest quality EMS provider.

After a slow start, 2010 brought a significant increase in the number of new customer opportunities in the second half of the year. This segment of the business won twenty-eight new customers over the year, including a major win for iris recognition and fingerprint identity systems in India, one of the fastest growing Asian countries for homeland security and a nationwide population identification initiative. EMS continues to focus on front-end design and test engineering services which provide a real advantage over many of our competitors. These various enhancement initiatives are expected to improve EMS segment profitability and bring its return on invested capital to targeted double-digit levels by 2012.

The Growing Opportunity in Asia

We further strengthened our position in the faster growing Asian markets by winning several automotive sensor awards from local Chinese original equipment manufacturers, as well as from Japanese joint ventures. In India, a new market for CTS, we have secured several automotive sensor awards including an EGR sensor application on a light commercial

Electronics Manufacturing Solutions (EMS)

Recognized as a high-quality global provider, our EMS business features:

- Enhanced development engineering capabilities
- New investments in the latest manufacturing processes
- Expanded lower-cost manufacturing in Thailand and Mexico


TV-2000
CTS

Expanding manufacturing capabilities in low-cost regions.

Examples Of Key Applications


7:05P
3 Hour
108.
ESC
ACT

Medical
Portable Insulin Pumps Keep People Healthy And Active With Dependable Medical Solutions



Communications, Defense and Aerospace
CTS Is Proud To Supply Key Components For Some Of The Most Technologically Advanced Aerospace Systems



Industrial
CNC Cutting Machines Used For Precision Production Depend On EMS' Reliability And Performance


COMMUNICATIONS 23%
AUTOMOTIVE 32%
DEFENSE & AEROSPACE 17%
OTHER 6%
INDUSTRIAL 15%
MEDICAL 7%
2010 Sales by Market

diesel program, and a small engine throttle position sensor for motorcycle applications. With manufacturing operations in China (Tianjin and Zhongshan), Taiwan, Thailand, and Singapore, and plans to establish manufacturing capabilities in India in the next few months, CTS is well positioned to benefit from the rapid growth and rich business opportunities in Asia.

Moving Forward

As we move forward in 2011 and beyond, two key strategic factors will drive our growth. First, our success in introducing new, innovative products and solutions through increased focus on our research and development activities remains pivotal. Second, our unwavering commitment to serve our customers globally and provide the highest standards of quality and value in our products and solutions is also key.

The foundation of our success remains our increasingly diversified business model, our relevant global footprint and our dedicated and committed employees around the world. It is upon this solid foundation that CTS will continue to rebuild and grow profitably. I thank our Board of Directors, shareholders, employees, customers, and supply chain partners for their continued support.

Vinod M. Khilnani

Chairman of the Board,
President and Chief Executive Officer

April 19, 2011


GREEN VEHICLE SHOWCASE
PLUG-IN VEHICLE ONLY
PERMIT PARKING ONLY
PERMIT NO. 64
AT ALL TIMES
VIOLATORS SUBJECT TO TOWING

Improving the Global Community by Providing Solutions for Better Health, Safety and Security


zipcars
live here

Managing Human Identity Through Next Generation Biometric Security Devices





EMS Provides High Reliability, Complex Printed Circuit Board Assemblies

Green Initiatives Are Driving EMS' Growth With Electric Vehicle Charging Stations

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For The Fiscal Year Ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 1-4639

CTS CORPORATION

(Exact name of registrant as specified in its charter)

Indiana	**35-0225010**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)
905 West Boulevard North, Elkhart, IN	**46514**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 574-523-3800

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, without par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting stock held by non-affiliates of CTS Corporation, based upon the closing sales price of CTS common stock on July 2, 2010, was approximately $310 million. There were 34,323,942 shares of common stock, without par value, outstanding on February 18, 2011.

Documents Incorporated by Reference

(1) Portions of the 2010 Annual Report to Shareholders are incorporated herein by reference in Parts I and II.

(2) Portions of the Proxy Statement to be filed for the annual meeting of shareholders to be held on or about May 25, 2011 are incorporated by reference in Part III.

TABLE OF CONTENTS

Forward-Looking Statements

This document contains statements that are, or may be deemed to be, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, any financial or other guidance, statements that reflect our current expectations concerning future results and events, and any other statements that are not based solely on historical fact. Forward-looking statements are based on management's expectations, certain assumptions and currently available information. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. These forward-looking statements are made subject to certain risks, uncertainties and other factors, which could cause our actual results, performance or achievements to differ materially from those presented in the forward-looking statements. Examples of factors that may affect future operating results and financial condition include, but are not limited to: rapid technological change; general market conditions in the automotive, communications, and computer industries, as well as conditions in the industrial, defense and aerospace, and medical markets; reliance on key customers; the ability to protect our intellectual property; pricing pressures and demand for our products; and risks associated with our international operations, including trade and tariff barriers, exchange rates and political and geopolitical risks. Many of these risks and uncertainties are discussed in further detail in Item 1.A of this Annual Report on Form 10-K. We undertake no obligation to publicly update our forward-looking statements to reflect new information or events or circumstances that arise after the date hereof, including market or industry changes.

PART I

Item 1. Business

CTS Corporation ("CTS", "we", "our", "us" or "the Company") is a global manufacturer of electronic components and sensors and a supplier of electronics manufacturing services. CTS was established in 1896 as a provider of high-quality telephone products and was incorporated as an Indiana corporation in February 1929. Our principal executive offices are located in Elkhart, Indiana.

We design, manufacture, assemble, and sell a broad line of electronic components and sensors and provide electronics manufacturing services primarily to original equipment manufacturers ("OEMs") for the automotive, communications, defense and aerospace, medical, industrial, and computer markets. We operate manufacturing facilities located throughout North America, Asia, and Europe and serve major markets globally. Sales and marketing are accomplished through our sales engineers, independent manufacturers' representatives, and distributors.

SEGMENTS AND PRODUCTS BY MAJOR MARKETS

We have two reportable segments: 1) Electronics Manufacturing Services ("EMS") and 2) Components and Sensors.

EMS includes the higher level assembly of electronic and mechanical components into a finished subassembly or assembly performed under a contract manufacturing agreement with an OEM or other contract manufacturer. Additionally, for some customers, we provide full turnkey manufacturing and completion including design, bill-of-material management, logistics, and repair. Products from the EMS segment are principally sold in the communications, defense and aerospace, medical, industrial, and computer OEM markets. Other smaller markets include OEM customers in consumer electronics, instruments and controls, and networking.

Components and sensors are products which perform specific electronic functions for a given product family and are intended for use in customer assemblies. Components and sensors consist principally of automotive sensors and actuators used in commercial or consumer vehicles; electronic components used in communications infrastructure and computer markets; components used in computer and other high-speed applications, switches, resistor networks, and potentiometers used to serve multiple markets; and fabricated piezoelectric materials and substrates used primarily in medical, industrial and defense and aerospace markets.

The following tables provide a breakdown of net sales by segment and market as a percent of consolidated net sales:

	EMS			Components & Sensors			Total		
(As a % of consolidated net sales)	**2010**	2009	2008	**2010**	2009	2008	**2010**	2009	2008
Markets									
Automotive	**—%**	—%	—%	**32%**	27%	25%	**32%**	27%	25%
Communications	**16%**	14%	16%	**7%**	7%	7%	**23%**	21%	23%
Computer	**2%**	5%	12%	**2%**	1%	2%	**4%**	6%	14%
Medical	**5%**	8%	6%	**2%**	1%	1%	**7%**	9%	7%
Industrial	**10%**	10%	12%	**5%**	—%	—%	**15%**	10%	12%
Defense and Aerospace	**15%**	20%	11%	**2%**	2%	1%	**17%**	22%	12%
Other	**1%**	—%	1%	**1%**	5%	6%	**2%**	5%	7%
% of consolidated net sales	**49%**	57%	58%	**51%**	43%	42%	**100%**	100%	100%

Net sales to external customers, segment operating earnings, total assets by segment, net sales by geographic area, and long-lived assets by geographic area are contained in Note L, "Segments," appearing in the notes to the consolidated financial statements as noted in the Index appearing under Item 15 (a) (1) and (2), which is incorporated herein by reference.

The following table identifies major products by their segment and markets. Many products are sold in several OEM markets:

Product Description	Automotive Market	Communications Market	Computer Market	Medical Market	Industrial Market	Defense and Aerospace Market	Other Markets
EMS:							
Integrated Interconnect Systems and Backpanels, including Final Assembly and Test		●	●	●	●	●	●
Complex Printed Circuit Board Assemblies		●	●	●	●	●	●
COMPONENTS AND SENSORS:							
Ceramic Filters and Duplexers	●	●				●	●
Quartz Crystals, Clocks, Precision Oscillators and Frequency Modules		●	●	●	●	●	●
Sensors and Actuators	●						●
Resistor Networks		●	●		●		●
DIP Switches and Potentiometers		●	●	●	●	●	●
Piezoelectric and Piezoceramics Products			●	●	●	●	●
Electromagnetic Interference and Radio Frequency Interference Filters		●			●	●	●

MARKETING AND DISTRIBUTION

Sales and marketing to OEMs, for both segments, is accomplished through our sales engineers, independent manufacturers' representatives, and distributors. We maintain sales offices in China, Japan, Scotland, Singapore, India, Taiwan, and the United States. Approximately 83% of 2010 net sales were attributable to coverage by our sales engineers.

Our sales engineers generally service the largest customers with application specific products. The sales engineers work closely with major customers in designing and developing products to meet specific customer requirements.

We utilize the services of independent manufacturers' representatives in the United States and other countries for customers not serviced directly by our sales engineers for both of our segments. Independent manufacturers' representatives receive commissions from CTS. During 2010, approximately 14% of net sales were attributable to coverage by independent manufacturers' representatives. We also use independent distributors in our Components and Sensors segment. Independent distributors purchase component and sensor products from CTS for resale to customers. In 2010, independent distributors accounted for approximately 3% of net sales.

RAW MATERIALS

We utilize a wide variety of raw materials and purchased parts in our manufacturing processes. The following are the most significant raw materials and purchased components, identified by segment:

EMS: Power supplies and converters, prefabricated steel, printed circuit boards, passive electronic components and semiconductors, integrated circuits, connectors, cables, and modules.

Components and Sensors: Conductive inks and contactor, passive electronic components, integrated circuits and semiconductors, certain rare earth elements ("REE"), ceramic components, plastic components, molding compounds, printed circuit boards and assemblies, quartz blanks and crystals, wire harness assemblies, copper, brass, and steel-based raw materials and components.

These raw materials are purchased from several vendors, and, except for certain semiconductors, REE, and conductive inks, we do not believe we are dependent upon one or a limited number of vendors. Although we purchase all of our semiconductors, REE, and conductive inks from a limited number of vendors, alternative sources are available. During 2010, the global demand for certain REE that we purchase exceeded the global supply. However, this REE demand/supply imbalance did not have a material impact on our financial results for the year ended December 31, 2010. In 2010, some of our EMS manufacturing locations experienced shortages of certain components. However, such shortages did not have a material impact on our financial results for the year ended December 31, 2010.

We do not currently anticipate any significant raw material shortages that would slow production. However, the lead times between the placement of orders for certain raw materials and purchased parts and actual delivery to us may vary. Occasionally we may need to order raw materials in greater quantities and at higher than optimal prices to compensate for the variability of lead times for delivery.

Precious metal prices may have a significant effect on the cost and selling price of many of our products, particularly some ceramic filters, sensors, resistor networks, and switches.

PATENTS, TRADEMARKS, AND LICENSES

We maintain a program of obtaining and protecting U.S. and non-U.S. patents relating to products which we have designed and manufactured, as well as processes and equipment used in our manufacturing technology. We were issued 11 new U.S. patents and 14 non-U.S. counterpart patents in 2010 and currently hold in excess of 196 U.S. patents and 123 non-U.S. counterpart patents. Patents have a greater impact on the Components and Sensors segment than on the EMS segment, which does not rely significantly on any patent. We have 10 registered U.S. trademarks and 27 foreign counterparts. We do not believe that our success is materially dependent on the existence or duration of any patent, group of patents, or trademarks.

We have licensed the right to use several of our patents to both U.S. and non-U.S. companies. In 2010, license and royalty income was less than 1% of net sales. We believe our success is not materially dependent upon any licensing arrangement where we are either the licensor or licensee.

MAJOR CUSTOMERS

Our 15 largest customers represented 48%, 51%, and 53% of net sales in 2010, 2009, and 2008, respectively. Sales to Hewlett-Packard Company amounted to less than 10% of net sales in 2010 and 2009, and 11% of net sales in 2008.

EMS segment revenues from Hewlett-Packard Company represented less than 10% of the segment's sales in 2010 and 2009, and 19%, of the segment's sales in 2008.

The Company continues to broaden its customer base. Changes in the level of our customers' orders have, in the past, had a significant impact on our operating results. If a major customer reduces the amount of business it does with us, or substantially changes the terms of that business, there could be an adverse impact on our operating results.

Additionally, we expect to continue to depend on sales to our major customers. Because our customers are under no obligation to continue to do business with us on a long-term basis, there is always the possibility that one or more customers may choose to work with a competitor and reduce their business with us. Customers may also reduce or delay their business with us because of economic or other conditions or decisions that reduce their need for our products or services. Since it is difficult to replace lost business on a timely basis, it is likely that our operating results would be adversely affected if one or more of our major customers were to cancel, delay, or reduce a large amount of business with us in the future. If one or more of our customers were to become insolvent or otherwise unable to pay for our products and/or services, our operating results, financial condition, and cash flows could be adversely affected.

ORDER BACKLOG

Order backlog may not provide an accurate indication of present or future revenue levels for the Company. For many Components and Sensors and EMS products, the period between receipt of orders and expected delivery is relatively short. Additionally, large orders from major customers may include backlog covering an extended period of time. Production scheduling and delivery for these orders could be changed or canceled by the customer on relatively short notice.

The following table shows order backlog by segment and in total as of January 30, 2011, and January 31, 2010.

($ in millions)	**January 30, 2011**	January 31, 2010
EMS	**$ 99.3**	$49.9
Components and Sensors	**38.9**	38.4
Total	**$138.2**	$88.3

Order backlog as of the month-end of January will generally be filled during the same fiscal year.

COMPETITION

In the EMS segment, we compete with a number of well-established U.S. and non-U.S. manufacturers on the basis of process capability, price, technology, quality, reliability, and delivery in the markets in which we participate. Some of our competitors have greater manufacturing and financial resources than CTS. However, we do not generally pursue extremely high volume or highly price-sensitive business, as some of our larger competitors do.

In the Components and Sensors segment, we compete with many U.S. and non-U.S. manufacturers principally on the basis of product features, price, technology, quality, reliability, delivery, and service. Most of our product lines encounter significant global competition. The number of significant competitors varies from product line to product line. No one competitor competes with us in every product line, but many competitors are larger and more diversified than CTS. Some competitors are also our customers for Components and Sensors and EMS products.

In both the EMS and Components and Sensors segments, some customers have reduced or plan to reduce their number of suppliers, while increasing the volume of their purchases. Most customers are demanding higher quality, reliability, and delivery standards from us as well as our competitors. These trends create opportunities for us, but also increase the risk of loss of business to competitors. We are subject to competitive risks that represent the nature of the electronics industry, including short product life cycles and technical obsolescence.

We believe we compete most successfully in custom products manufactured to meet specific applications of major OEMs and with EMS products oriented toward high mix and low-to-medium volume outsourcing needs of OEMs.

NON-U.S. REVENUES

In 2010, 44% of net sales to external customers originated from non-U.S. operations compared to 45% in 2009 and 53% in 2008. At December 31, 2010, approximately 40% of total assets were located at non-U.S. operations. At December 31, 2009 and 2008, total assets that were located at non-U.S. operations were approximately 41% and 40%, respectively. A substantial portion of these assets, other than cash and cash equivalents, cannot readily be liquidated. We believe the business risks to our non-U.S. operations, though substantial, are normal risks for non-U.S. businesses. These risks include currency controls and changes in currency exchange rates, longer collection cycles, political and transportation risks, economic downturns and inflation, government regulations and expropriation. Our non-U.S. manufacturing facilities are located in Canada, China, Czech Republic, Mexico, Scotland, Singapore, Taiwan, and Thailand.

Net sales to external customers originating from non-U.S. operations for the EMS segment were $61.7 million in 2010, compared to $60.8 million in 2009, and $144.5 million in 2008. Net sales to external customers originating from non-U.S. operations for the Components and Sensors segment were $180.4 million in 2010 compared to $163.8 million in 2009, and $233.8 million in 2008. Additional information about net sales to external customers, operating earnings and total assets by segment, and net sales by geographic area and long-lived assets by geographic area, is contained in Note L, "Segments," appearing in the notes to the consolidated financial statements as noted in the Index appearing under Item 15 (a) (1) and (2), which is incorporated herein by reference.

RESEARCH AND DEVELOPMENT ACTIVITIES

In 2010, we spent $18.3 million for research and development activities compared to $14.2 million in 2009 and $18.3 million in 2008. Ongoing research and development activity in the Components and Sensors segment is primarily focused on expanded applications and new product development, as well as current product and process enhancements. Research and development expenditures in the EMS segment are typically very low.

We believe a strong commitment to research and development is required for future growth in the Components and Sensors segment. Most of our research and development activities relate to developing new, innovative products and technologies, improving product flow, and adding product value to meet the current and future needs of our customers. We provide our customers with full systems support to ensure quality and reliability through all phases of design, launch, and manufacturing to meet or exceed customer requirements. Many such research and development activities benefit one or a limited number of customers or potential customers. All research and development costs are expensed as incurred.

EMPLOYEES

We employed 4,369 people at December 31, 2010, with 70% of these people located outside the United States. Approximately 154 employees at one location in the United States were covered by two collective bargaining agreements as of December 31, 2010. One agreement, which covers 120 employees, is scheduled to expire in 2015 and the other, which covers 34 employees, is scheduled to expire in 2013. We employed 4,316 people at December 31, 2009.

ADDITIONAL INFORMATION

We are incorporated in the State of Indiana. Our principal corporate office is located at 905 West Boulevard North, Elkhart, Indiana 46514.

Our internet address is http://www.ctscorp.com. We make available through our internet website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). The information contained on or accessible through our internet website is not part of this or any other report we file or furnish to the SEC, other than the documents that we file with the SEC that are incorporated by reference herein.

Further, a copy of this annual report on Form 10-K is located at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding our filings at http://www.sec.gov.

EXECUTIVE OFFICERS OF THE COMPANY

Please see Part III, Item 10 contained elsewhere in the Form 10-K for information about our executive officers.

Item 1A. Risk Factors

The following are certain risk factors that could affect our business, financial condition and operating results. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this Annual Report on Form 10-K because these factors could cause our actual results and financial condition to differ materially from those projected in forward-looking statements. Before you invest in CTS, you should know that making such an investment involves some risks, including the risks described below. The risks that are highlighted below are not the only ones that we face. If any of the following risks actually occur, our business, financial condition or operating results could be negatively affected.

Because we currently derive a significant portion of our revenues from a small number of customers, any decrease in orders from these customers could have an adverse effect on our business, financial condition and operating results.

We depend on a small number of customers for a large portion of our business, and changes in the level of our customers' orders have, in the past, had a significant impact on our results of operations. Our 15 largest customers represent a substantial portion of our sales: approximately 48% of net sales in 2010; 51% of net sales in 2009; and 53% of net sales in 2008. Our largest customer represented less than 10% of our net sales in 2010. If a major customer significantly cancels, delays or reduces the amount of business it does with us, there could be an adverse effect on our business, financial condition and operating results. Such an adverse effect would likely be material if one of our largest customers significantly reduces its amount of business. Significant pricing and margin pressures exerted by a key customer could also materially adversely affect our operating results. In addition, we generate significant accounts receivable from sales to our major customers. If one or more of our largest customers were to become insolvent or otherwise unable to pay or were to delay payment for services, our business, financial condition and operating results could be materially adversely affected.

Negative or unexpected tax consequences could adversely affect our results of operations.

Adverse changes in the underlying profitability and financial outlook of our operations in several jurisdictions could lead to changes in our valuation allowances against deferred tax assets and other tax accruals that could materially and adversely affect our results of operations.

Several countries in which we are located allow for tax incentives to attract and retain business. These tax incentives expire over various periods and are subject to certain conditions with which we expect to comply. Our taxes could increase if certain tax incentives are not renewed upon expiration, or tax rates applicable to us in such jurisdictions are otherwise increased. In addition, further acquisitions or divestitures may cause our effective tax rate to increase.

We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes.

We are subject to intense competition in the EMS industry.

We compete against many providers of electronics manufacturing services. Some of our competitors have substantially greater manufacturing and financial resources, and in some cases have more geographically diversified international operations, than we do. Our competitors, such as Benchmark Electronics, Inc., and Sanmina-SCI Corporation, include both large global EMS providers and smaller EMS companies that often have a regional, product, service or industry specific focus. We also face competition from the manufacturing operations of our current and future OEM customers, which may elect to manufacture their own products internally rather than outsource the manufacturing to EMS providers. In addition, we could face competition in the future from other large global EMS providers, such as Celestica, Inc., Flextronics International Ltd. and Jabil Circuit, Inc., which currently provide services to some of our largest customers for different products, as well as competition from smaller EMS companies such as Plexus Corp. and LaBarge, Inc. We may be at a competitive disadvantage with respect to price when compared to manufacturers with lower cost structures, particularly those with significant offshore facilities located where labor and other costs are lower. Competition may intensify further if more companies enter the markets in which we operate. Our failure to compete effectively could materially adversely affect our business, financial condition and operating results.

We may be unable to compete effectively against competitors in our Components and Sensors segment.

Our Components and Sensors segment operates in highly competitive industries that are characterized by price erosion and rapid technological change. We compete against many domestic and foreign companies, some of which have substantially greater manufacturing, financial, research and development and marketing resources than we do. If any customer becomes dissatisfied with our prices, quality or timeliness of delivery, among other things, it could award future business or even move existing business to our competitors. Moreover, some of our customers could choose to manufacture and develop particular products themselves rather than purchase them from us. Increased competition could result in price reductions, reduced profit margins and loss of market share, each of which could materially adversely affect our business, financial condition and operating results. These developments may materially adversely affect our ability to compete against these competitors. We cannot assure you that our products will continue to compete successfully with our competitors' products, including OEMs, many of which are significantly larger than we are and have greater financial and other resources.

We may be unable to keep pace with rapid technological changes that could make some of our products or processes obsolete before we realize a return on our investment.

The technologies relating to some of our products have undergone, and are continuing to undergo, rapid and significant changes. Specifically, end markets for electronic components and assemblies are characterized by technological change, frequent new product introductions and enhancements, changes in customer requirements and emerging industry standards. The introduction of products embodying new technologies and the emergence of new industry standards could render our existing products obsolete and unmarketable before we can recover any or all of our research, development and commercialization expenses on capital investments. Furthermore, the life cycles of our products and the products we manufacture for others vary, may change and are difficult to estimate.

We may experience difficulties that could delay or prevent the successful development, introduction and marketing of new products or product enhancements and our new products or product enhancements may not adequately meet the requirements of the marketplace or achieve market acceptance. If we are unable, for technological or other reasons, to develop and market new products or product enhancements in a timely and cost-effective manner, our business, financial condition and operating results could be materially adversely affected.

Our customers may cancel their orders, change production quantities or locations or delay production.

We generally do not obtain firm, long-term purchase commitments from our customers, and have often experienced reduced lead times in customer orders. Customers cancel their orders, change production quantities and delay production for a number of reasons. Uncertain economic and geopolitical conditions may result in some of our customers delaying the delivery of some of the products we manufacture for them and placing purchase orders for lower volumes of products than previously anticipated. Cancellations, reductions or delays by a significant customer or by a group of customers may harm our results of operations by reducing the volumes of products we manufacture, as well as by causing a delay in the recovery of our expenditures for inventory in preparation for customer orders and lower asset utilization resulting in lower gross margins.

In addition, customers may require that manufacturing of their products be transitioned from one facility to another to achieve cost and other objectives. Such transfers may result in inefficiencies and costs due to resulting excess capacity and overhead at one facility and capacity constraints and the inability to fulfill all orders at another. In addition, we make significant decisions, including determining the levels of orders that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimates of customer requirements. The short-term nature of our customers' commitments and the changes in demand for their products reduce our ability to estimate accurately future customer requirements. This makes it difficult to schedule production and maximize utilization of our manufacturing capacity. Anticipated orders may not materialize and delivery schedules may be deferred as a result of changes in demand for our products or our customers' products. We often increase staffing and capacity, and incur other expenses to meet the anticipated demand of our customers, which causes reductions in our gross margins if customer orders are delayed or canceled. On occasion, customers require rapid increases in production, which may stress our resources and reduce margins. We may not have sufficient capacity at any given time to meet our customers' demands. In addition, because many of our costs and operating expenses are relatively fixed over the short term, a reduction in customer demand harms our gross margin and operating income until such time as adjustments can be made to activity or operating levels and structural costs.

We sell products to customers in cyclical industries that are subject to significant downturns that could materially adversely affect our business, financial condition and operating results.

We sell products to customers in cyclical industries that have experienced economic and industry downturns. These markets for our automotive products, electronic components and sensors and EMS products have softened in the past and may again soften in the future. We may face reduced end-customer demand, underutilization of our manufacturing capacity, changes in our revenue mix and other factors that could adversely affect our results of operations in the near term. We cannot predict whether we will achieve profitability in future periods.

Because we derive a substantial portion of our revenues from customers in the automotive, defense and aerospace, computer and communications industries, we are susceptible to trends and factors affecting those industries.

Net sales to the automotive, defense and aerospace, computer and communications industries represent a substantial portion of our revenues. Factors negatively affecting these industries and the demand for their products also negatively affect our business, financial condition and operating results. Any adverse occurrence, including among others, industry slowdown, recession, political instability, costly or constraining regulations, armed hostilities, terrorism, excessive inflation, prolonged disruptions in one or more of our customers' production schedules or labor disturbances, that results in significant decline in the volume of sales in these industries, or in an overall downturn in the business and operations of our customers in these industries, could materially adversely affect our business, financial condition and operating results. Also, the automotive industry is generally highly unionized and some of our customers have, in the past, experienced labor disruptions. Furthermore, the automotive industry is highly cyclical in nature and sensitive to changes in general economic conditions, consumer preferences and interest rates. Some of our automotive customers have required government bailouts and/or have filed for bankruptcy reorganization. The failure of one or more automotive manufacturers may result in the failure to receive payment in full for products sold and an abrupt cancellation in demand for certain products. Weakness in auto demand, the insolvency of automobile manufacturers or their suppliers, and constriction of credit markets may negatively and materially affect our facility utilization, cost structure, financial condition, and operating results.

Products we manufacture may contain design or manufacturing defects that could result in reduced demand for our products or services and liability claims against us.

Despite our quality control and quality assurance efforts, defects may occur in the products we manufacture due to design or manufacturing errors or component failure. Product defects may result in delayed shipments and reduced demand for our products. We may be subject to increased costs due to warranty claims on defective products. Product defects may result in product liability claims against us where defects cause, or are alleged to cause, property damage, bodily injury or death. As we more deeply penetrate the automotive and medical device manufacturing markets, the risk of exposure to products liability litigation increases. We may be required to participate in a recall involving products which are, or are alleged to be, defective. We carry insurance for certain legal matters involving product liability; however, we do not have coverage for all costs related to product defects and the costs of such claims, including costs of defense and settlement, may exceed our available coverage.

Toyota's voluntary recall of CTS-manufactured accelerator pedals and associated events has led to claims against CTS and loss of business.

We manufacture accelerator pedal assemblies for a number of automobile manufacturers, including subsidiaries of Toyota Motor Corporation ("Toyota"). We have supplied accelerator pedal assemblies to Toyota since the 2005 model year. Sales to Toyota have accounted for approximately 4.0%, 3.2% and 2.5% of our annual revenue for the years ended December 31, 2010, 2009 and 2008, respectively. We manufacture all pedal assemblies to specifications approved by the customer, including Toyota.

In January 2010, Toyota issued a voluntary recall for approximately 2.3 million vehicles in North America containing CTS-manufactured accelerator pedal assemblies. In addition, Toyota temporarily halted production and sale of eight vehicle models using these pedal assembly designs. The recall was issued due to what Toyota described as "a rare set of conditions which may cause the accelerator pedal to become harder to depress, slower to return or, in the worst case, stuck in a partially depressed position."

No accidents, injuries, or deaths have been proven directly or proximately to result from slow returning or sticking CTS-manufactured pedals. We are aware that we have been named as a defendant in lawsuits filed in the United States and Canada stemming from allegations of problems with Toyota vehicles, and additional lawsuits may follow.

While Toyota has repeatedly acknowledged that CTS designs products to Toyota's specifications and the recall is Toyota's responsibility, and Toyota has agreed to indemnify us in connection with certain third-party claims and actions, we cannot assure you that Toyota will not seek to recover a portion of their recall-related costs from us, and the insurance we carry may not be sufficient to cover all such costs. We also cannot assure you that the National Highway Transportation Safety Administration or other governmental authorities will not attempt to impose fines and penalties upon us and Toyota or other automobile manufactures will not reduce their purchase of CTS pedals and other automotive products. Accordingly, our results of operations, cash flow and financial position could be adversely affected.

We are exposed to fluctuations in foreign currency exchange rates that may adversely affect our business, financial condition and operating results.

We transact business in various foreign countries. We present our consolidated financial statements in U.S. dollars, but a portion of our revenues and expenditures are transacted in other currencies. As a result, we are exposed to fluctuations in foreign currencies. We have currency exposure arising from both sales and purchases denominated in currencies other than the U.S. dollar. Volatility in the exchange rates between the foreign currencies and the U.S. dollar could harm our business, financial condition and operating results. Furthermore, to the extent we sell our products in foreign markets, currency fluctuations may result in our products becoming too expensive for foreign customers.

Our operating results vary significantly from period to period.

We experience fluctuations in our operating results. Some of the principal factors that contribute to these fluctuations are: changes in demand for our products; our effectiveness in managing manufacturing processes, costs and timing of our component purchases so that components are available when needed for production, while mitigating the risks of purchasing inventory in excess of immediate production needs; the degree to which we are able to utilize our available manufacturing capacity; changes in the cost and availability of components, which often occur in the electronics manufacturing industry and which affect our margins and our ability to meet delivery schedules; general economic and served industry conditions; and local conditions and events that may affect our production volumes, such as labor conditions and political instability.

In addition, due to the significant differences in the operating earnings margins in our two reporting segments, the mix of sales between our Components and Sensors segment and our EMS segment affects our operating results from period to period.

We face risks relating to our international operations.

Because we have significant international operations, our operating results and financial condition could be materially adversely affected by economic, political, health, regulatory and other factors existing in foreign countries in which we operate. Our international operations are subject to inherent risks, which may materially adversely affect us, including: political and economic instability in countries in which our products are manufactured; expropriation or the imposition of government controls; changes in government regulations; export license requirements; trade restrictions; earnings expatriation restrictions; exposure to different legal standards; less favorable intellectual property laws; health conditions and standards; currency controls; fluctuations in exchange rates; increases in the duties and taxes we pay; high levels of inflation or deflation; greater difficulty in collecting accounts receivable and longer payment cycles; changes in labor conditions and difficulties in staffing and managing our international operations; limitations on insurance coverage against geopolitical risks, natural disasters and business operations; and communication among and management of international operations. In addition, these same factors may also place us at a competitive disadvantage compared to some of our foreign competitors.

In addition, we could be adversely affected by violations of the Foreign Corrupt Practices Act ("FCPA") and similar worldwide anti-bribery laws. The FCPA and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our Code of Ethics mandates compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We cannot assure you that our internal controls and procedures always will protect us from the reckless or criminal acts committed by our employees or agents. If we are found to be liable for FCPA violations (either due to our own acts or our inadvertence or due to the acts or inadvertence of others), we could suffer from criminal or civil penalties or other sanctions, which could have a material adverse effect on our business.

Furthermore, because a significant portion of our products are manufactured in Asia, including China, Singapore, Thailand and Taiwan, any conflict or uncertainty in these countries, including public health or safety concerns, could have a material adverse effect on our business, financial condition and operating results.

We may restructure our operations, which may materially adversely affect our business, financial condition and operating results.

In December 2010, CTS implemented a restructuring plan to realign and consolidate certain operations for the purpose of improving its cost structure. The implementation of this plan resulted in the elimination of approximately 80 positions and the write-off of certain inventory and long-lived assets during the fourth quarter of 2010. The implementation was substantially completed by the end of December 2010.

We may incur restructuring and impairment charges in the future if circumstances warrant. If we restructure our operations in the future and are unsuccessful in implementing restructuring plans, we may experience disruptions in our operations and higher ongoing costs, which may materially adversely affect our business, financial condition and operating results.

Losses in the stock market could negatively impact pension asset returns and ultimately cash flow due to possible required contributions in the future.

We make a number of assumptions relating to our pension plans in order to measure the financial position of the plans and the net periodic benefit cost. The most significant assumptions relate to the discount rate, the expected long term return on plan assets and the rate of future compensation increases. If these assumptions prove to be significantly different from actual rates, then we may need to record additional expense relating to the pension plans, which could have a material effect on our results of operations and could require cash contributions to fund future pension expense payments.

We may explore acquisitions that complement or expand our business as well as divestitures of various business operations. We may not be able to complete these transactions, and these transactions, if executed, may pose significant risks and may materially adversely affect our business, financial condition and operating results.

We intend to explore opportunities to buy other businesses or technologies that could complement, enhance or expand our current business or product lines or that might otherwise offer us growth opportunities. We may have difficulty finding these opportunities or, if we do identify these opportunities, we may not be able to complete the transactions for reasons including a failure to secure financing. Any transactions that we are able to identify and complete may involve a number of risks, including: the diversion of management's attention from our existing business to integrate the operations and personnel of the acquired or combined business or joint venture; possible adverse affects on our operating results during the integration process; difficulties managing and integrating operations in geographically dispersed locations; increases in our expenses and working capital requirements, which reduce our return on invested capital; exposure to unanticipated liabilities of acquired companies; and our possible inability to achieve the intended objectives of the transaction. In addition, we may not be able to successfully or profitably integrate, operate, maintain and manage our newly acquired operations or employees. We may not be able to maintain uniform standards, controls, procedures and policies, and this may lead to operational inefficiencies. In addition, future acquisitions may result in dilutive issuances of equity securities or the incurrence of additional debt. These and other factors could harm our ability to achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition, and could adversely affect our business and operating results.

We have in the past, and may in the future, consider divesting certain business operations. Divestitures may involve a number of risks, including the diversion of management's attention, significant costs and expenses, the loss of customer relationships and cash flow, and the disruption of operations in the affected business. Failure to timely complete or consummate a divestiture may negatively affect valuation of the affected business or result in restructuring charges.

If we are unable to protect our intellectual property or we infringe, or are alleged to infringe, on another person's intellectual property, our business, financial condition and operating results could be materially adversely affected.

The success of our business depends, in part, upon our ability to protect trade secrets, copyrights and patents, obtain or license patents and operate without infringing on the intellectual property rights of others. We rely on a combination of trade secrets, copyrights, patents, nondisclosure agreements and technical measures to protect our proprietary rights in our products and technology. The steps taken by us in this regard may not be adequate to prevent misappropriation of our technology. In addition, the laws of some foreign countries in which we operate do not protect our proprietary rights to the same extent as do the laws of the United States. Although we continue to evaluate and implement protective measures, there can be no assurance that these efforts will be successful. Our inability to protect our intellectual property rights could diminish or eliminate the competitive advantages that we derive from our technology, cause us to lose sales or otherwise harm our business.

We believe that patents will continue to play an important role in our business. However, there can be no assurance that we will be successful in securing patents for claims in any pending patent application or that any issued patent will provide us with any competitive advantage. We also cannot provide assurance that the patents will not be challenged by third parties or that the patents of others will not materially adversely affect our ability to do business.

We may become involved in litigation in the future to protect our intellectual property or because others may allege that we infringed on their intellectual property. These claims and any resulting lawsuit could subject us to liability for damages and invalidate our intellectual property rights. If an infringement claim is successfully asserted by a holder of intellectual property rights, we may be required to cease marketing or selling certain products, pay a penalty for past infringement and spend significant time and money to develop a non-infringing product or process or to obtain licenses for the technology, process or information from the holder. We may not be successful in the development of a non-infringing alternative, or licenses may not be available on commercially acceptable terms, if at all, in which case we may lose sales and profits. In addition, any litigation could be lengthy and costly and could materially adversely affect us even if we are successful in the litigation.

We may experience shortages and increased costs of raw material and required electronic components.

In the past, from time to time, there have been shortages in certain raw materials used in the manufacture of our components and sensors and certain electronic components purchased by us and incorporated into assemblies and subassemblies. Unanticipated raw material or electronic component shortages may prevent us from making scheduled shipments to customers. Our inability to make scheduled shipments could cause us to experience a shortfall in revenue, increase our costs and adversely affect our relationship with affected customers and our reputation as a reliable service provider. We may be required to pay higher prices for raw materials or electronic components in short supply and order these raw materials or electronic components in greater quantities to compensate for variable delivery times. We may also be required to pay higher prices for raw materials or electronic components due to inflationary trends regardless of supply. As a result, raw material or electronic component shortages and price increases could adversely affect our operating results for a particular period due to the resulting revenue shortfall and increased costs.

Loss of our key management and other personnel, or an inability to attract key management and other personnel, could materially affect our business.

We depend on our senior executive officers and other key personnel to run our business. We do not have long-term retention contracts with our key personnel. The loss of any of these officers or other key personnel could adversely affect our operations. Competition for qualified employees among companies that rely heavily on engineering and technology is at times intense, and the loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees required for the operation and expansion of our business could hinder our ability to conduct research activities successfully and develop marketable products.

We are subject to a variety of environmental laws and regulations that expose us to potential financial liability.

Our operations are regulated by a number of federal, state, local and foreign environmental and safety laws and regulations that govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of these materials. Compliance with environmental laws is a major consideration for us because we use hazardous materials in our manufacturing processes. If we violate environmental laws or regulations, we could be held liable for substantial fines, damages, and costs of remedial actions. Our environmental permits could also be revoked or modified, which could require us to cease or limit production at one or more of our facilities, thereby materially adversely affecting our business, financial condition and operating results. Environmental laws and requirements have generally become more stringent over time and could continue to do so, imposing greater compliance costs and increasing risks and penalties associated with any violation, which also could materially affect our business, financial condition and operating results.

In addition, because we are a generator of hazardous wastes, even if we fully comply with applicable environmental laws and requirements, we may be subject to financial exposure for costs, including costs of investigation and any remediation, associated with contaminated sites at which hazardous substances from our operations have been stored, treated or disposed of. We may also be subject to exposure for such costs at sites that we currently own or operate or formerly owned or operated. Such exposure may be joint and several, so that we may be held responsible for more than our share of the contamination or even for the entire contamination.

We have been notified by the U.S. Environmental Protection Agency, state environmental agencies and, in some cases, generator groups that we are or may be a potentially responsible party regarding hazardous substances at several sites not owned or operated by us, as well as several sites that we own. Although we estimate our potential liability with respect to environmental violations or alleged violations and other environmental liabilities and reserves for such matters, we cannot assure you that our reserves will be sufficient to cover the actual costs that we incur as a result of these matters. We also cannot assure you that additional contamination will not be found in the future, either at sites currently known to us or at other sites. Any liability we may have for such matters could materially adversely affect our business, financial condition and operating results.

Our indebtedness may adversely affect our financial health.

As of December 31, 2010, our debt balance was $70 million, consisting of borrowings under our revolving credit facility. The level of our indebtedness could, among other things: increase our vulnerability to general economic and industry conditions, including recessions; require us to use cash flow from operations to service our indebtedness, thereby reducing our ability to fund working capital, capital expenditures, research and development efforts and other expenses; limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; place us at a competitive disadvantage compared to competitors that have less indebtedness; or limit our ability to borrow additional funds that may be needed to operate and expand our business.

Our credit agreement contains provisions that could materially restrict our business.

Our revolving credit agreement requires us to deliver quarterly financial statements, annual financial statements, auditors certifications and compliance certificates within a specified number of days after the end of a quarter and year. Additionally, the revolving credit agreement contains restrictions limiting our ability to: dispose of assets; incur certain additional debt; repay other debt or amend subordinated debt instruments; create liens on assets; make investments, loans or advances; make acquisitions or engage in mergers or consolidations; engage in certain transactions with our subsidiaries and affiliates; and the amounts allowed for stock repurchases and dividend payments.

The restrictions contained in our credit agreement could limit our ability to plan for or react to market conditions or meet capital needs or could otherwise restrict our activities or business plans. These restrictions could adversely affect our ability to finance our operations, strategic acquisitions, investments or other capital needs or to engage in other business activities that could be in our interests.

Our ability to comply with these covenants may be affected by events beyond our control. If we breach any of these covenants or restrictions, it could result in an event of default under our credit facility, or documents governing any other existing or future indebtedness. A default, if not cured or waived, may permit acceleration of our indebtedness. In addition, our lenders could terminate their commitments to make further extensions of credit under our credit agreement. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds to pay the accelerated indebtedness or that we will have the ability to refinance accelerated indebtedness on terms favorable to us or at all.

Ineffective internal control over financial reporting may harm our business in the future.

We are subject to the ongoing internal control provisions of Section 404 of the Sarbanes-Oxley Act of 2002 ("the Act"). Our controls necessary for continued compliance with the Act may not operate effectively at all times and may result in a material weakness. The identification of material weaknesses in internal control over financial reporting, if any, could indicate a lack of proper controls to generate accurate financial statements. Further, our internal control effectiveness may be impacted if we are unable to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of February 18, 2011, we had manufacturing facilities, administrative, research and development and sales offices in the following locations:

Manufacturing Facilities	Square Footage	Owned/Leased	Segment
Albuquerque, New Mexico	91,000	Leased	Components and Sensors
Ayutthya, Thailand	40,000	Owned(1)	EMS
Elkhart, Indiana	319,000	Owned	Components and Sensors
Glasgow, Scotland	75,000	Owned	Components and Sensors and EMS
Glasgow, Scotland	37,000	Leased	Components and Sensors and EMS
Brugg, Switzerland	21,500	Leased	Components and Sensors
Kaohsiung, Taiwan	133,000	Owned(2)	Components and Sensors
Londonderry, New Hampshire	54,000	Leased	EMS
Matamoros, Mexico	51,000	Owned	Components and Sensors and EMS
Matamoros, Mexico	59,900	Leased	EMS
Moorpark, California	115,500	Leased	EMS
Nogales, Mexico	67,000	Leased	Components and Sensors
Ostrava, Czech Republic	60,000	Leased	Components and Sensors
San Jose, California	78,800	Leased	EMS
Singapore	159,000	Owned(3)	Components and Sensors
Streetsville, Ontario, Canada	112,000	Owned	Components and Sensors
Tianjin, China	225,000	Owned(4)	Components and Sensors and EMS
Tucson, Arizona	48,000	Owned	Components and Sensors
Zhongshan, China	72,400	Leased	Components and Sensors
Total manufacturing	1,819,100		

(1) The land and building are collateral for a credit facility.

(2) Ground lease through 2017; restrictions on use and transfer apply.

(3) Ground lease through 2039; restrictions on use and transfer apply.

(4) Land Use Rights Agreement through 2050 includes transfer, lease and mortgage rights.

Non-Manufacturing Facilities	Square Footage	Owned/Leased	Description	Segment
Berne, Indiana	249,000	Owned	Leased to tenant	Components and Sensors
Lisle, Illinois	37,200	Leased	Administrative offices and research	Components and Sensors and EMS
Brownsville, Texas	85,000	Owned	Idle facility	Components and Sensors
Burbank, California	2,900	Leased	Idle facility	Components and Sensors
Elkhart, Indiana	93,000	Owned	Administrative offices and research	Components and Sensors and EMS
Haryana, India	2,500	Leased	Sales office	Components and Sensors
Nagoya, Japan	800	Leased	Sales office	Components and Sensors
Poway, California	45,000	Leased	Sublet to tenant	EMS
Sandwich, Illinois		Owned	Land only	Components and Sensors
Shanghai, China	1,200	Leased	Sales office	Components and Sensors
Auburn Hills, Michigan	1,600	Leased	Sales office	Components and Sensors
Taipei, Taiwan	1,400	Leased	Sales office	Components and Sensors
Yokohama, Japan	1,400	Leased	Sales office	Components and Sensors
Total non-manufacturing	521,000			

We regularly assess the adequacy of our manufacturing facilities for manufacturing capacity, available labor, and proximity to our markets and major customers. Management believes our manufacturing facilities are suitable and adequate, and have sufficient capacity to meet our current needs. The extent of utilization varies from plant to plant and with general economic conditions. We also review the operating costs of our facilities and may from time-to-time relocate or move a portion of our manufacturing activities in order to reduce operating costs and improve asset utilization and cash flow.

Item 3. Legal Proceedings

We manufacture accelerator pedals for a number of automobile manufacturers, including subsidiaries of Toyota. In January 2010, Toyota initiated a recall of approximately 2.3 million vehicles in North America containing pedals manufactured by CTS. The pedal recall and associated events have led to us being named as a co-defendant with Toyota in certain litigation.

In February 2010, we entered into an agreement with Toyota whereby Toyota agreed that it will indemnify, defend, and hold us harmless from, and the parties will cooperate in the defense of, certain third-party civil claims and actions that are filed or asserted in the United States or Canada and that arise from or relate to alleged incidents of unintended acceleration of Toyota and Lexus vehicles. If it is determined that CTS acted negligently in selecting materials or processes where we had sole control over the selection process, in failing to meet Toyota's specifications, or in making unapproved changes in component design or materials, and such negligence caused or contributed to a claim, we will be responsible for any judgment that may be rendered against us individually, or any portion of a judgment that may be allocated to us, but limited only to the extent of insurance collected from our insurers. Toyota would remain responsible to defend CTS in these actions and would remain responsible for any balance of the remaining liability over amounts recovered by insurance. The agreement also does not cover costs or liabilities in connection with government investigations, government hearings, or government recalls.

Presently, we have been served process and named as co-defendant with Toyota in approximately thirty-four open lawsuits; we have been dismissed as a defendant from an additional twenty lawsuits. The claims brought generally fall into two categories, those that allege sudden unintended acceleration of Toyota vehicles led to injury or death, and those that allege economic harm to owners of Toyota vehicles related to vehicle defects. Some suits combine elements of both. Claims include demands for compensatory and special damages. To date, the only actions filed where we are aware we have been named as a co-defendant are civil actions filed in the Unites States or Canada. All currently open lawsuits are subject to the indemnification agreement described above. Some of these lawsuits arise out of incidents involving models for which we do not manufacture the pedal, such as all Lexus models, the Toyota Prius, and the Toyota Tacoma, or for which we manufacture only a portion of the pedals, such as the Toyota Camry. Many lawsuits have been consolidated in federal multidistrict litigation in the United States District Court, Southern District of California, though some remain in various other courts.

Certain processes in the manufacture of our current and past products create hazardous waste by-products as currently defined by federal and state laws and regulations. We have been notified by the U.S. Environmental Protection Agency, state environmental agencies, and in some cases, generator groups, that we are or may be a potentially responsible party regarding hazardous waste remediation at several non-CTS sites. In addition to these non-CTS sites, we have an ongoing practice of providing reserves for probable remediation activities at certain of our manufacturing locations and for claims and proceedings against us with respect to other environmental matters. In the opinion of management, based upon all present available information relating to all such matters, either adequate provisions for probable costs has been made, or the ultimate costs resulting will not materially affect our consolidated financial position, results of operations, or cash flows.

Certain other claims are pending against us with respect to matters arising out of the ordinary conduct of our business. For all other claims, in the opinion of management, based upon presently available information, either adequate provision for anticipated costs have been accrued or the ultimate anticipated costs will not materially affect our consolidated financial position, results of operations, or cash flows.

Item 4. [Removed and Reserved]

PART II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

CTS common stock is listed on the New York Stock Exchange under the symbol "CTS." On February 18, 2011, there were approximately 1,552 common shareholders of record.

Our current practice is to pay quarterly dividends at the rate of $0.03 per share, or an annual rate of $0.12 per share. The declaration of a dividend and the amount of any such dividend is subject to earnings, anticipated working capital, capital expenditures, other investment requirements, the financial condition of CTS, and any other factors considered relevant by the Board of Directors.

Per Share Data
(Unaudited)

	High[1]	Low[1]	Dividends Declared	Net Earnings/(Loss) Basic	Net Earnings/(Loss) Diluted
2010					
4th quarter	**$11.47**	**$9.34**	**$0.03**	**$ 0.14**	**$ 0.14**
3rd quarter	**11.84**	**6.81**	**0.03**	**0.20**	**0.20**
2nd quarter	**11.84**	**8.85**	**0.03**	**0.17**	**0.17**
1st quarter	**10.49**	**6.81**	**0.03**	**0.13**	**0.13**
2009					
4th quarter	**$10.38**	**$7.50**	**$0.03**	**$ 0.12**	**$ 0.12**
3rd quarter	**10.62**	**6.11**	**0.03**	**0.13**	**0.13**
2nd quarter	**7.00**	**3.50**	**0.03**	**(0.21)**	**(0.21)**
1st quarter	**6.47**	**2.11**	**0.03**	**(1.06)**	**(1.06)**

(1) The market prices of CTS common stock presented reflect the highest and lowest sales prices on the New York Stock Exchange for each quarter of the last two years.

As shown in the following table, there were no CTS common stock repurchases made by the Company during the three months ended December 31, 2010:

	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of plans or program	(d) Maximum number of shares that may yet be purchased under the plans or programs[1]
Balance at October 2, 2010				977,500
October 3, 2010 — October 30, 2010	—	—	—	977,500
October 31, 2010 — November 27, 2010	—	—	—	977,500
November 28, 2010 — December 31, 2010	—	—	—	977,500

(1) In May 2008, CTS' Board of Directors authorized a program to repurchase up to one million shares of its common stock in the open market. The authorization has no expiration date.

Item 6. Selected Financial Data

Five-Year Summary

(In thousands of dollars except per share and other data)

	2010	% of Sales	2009	% of Sales	2008	% of Sales	2007	% of Sales	2006	% of Sales
Summary of Operations										
Net sales	**$ 552,641**	100.0	$ 498,982	100.0	$ 691,707	100.0	$ 685,945	100.0	$ 655,614	100.0
Cost of goods sold	**432,731**	78.3	400,142	80.2	554,634	80.2	553,253	80.7	534,784	81.6
Selling, general and administrative expenses*(1)*	**69,805**	12.6	64,129	12.9	78,755	11.4	78,999	11.5	65,578	10.0
Research and development expenses	**18,313**	3.3	14,154	2.8	18,306	2.6	15,896	2.3	15,873	2.4
Amortization of intangible assets	**2,505**	0.5	2,990	0.6	3,615	0.5	3,121	0.5	3,193	0.5
Restructuring and goodwill impairment charges	**1,444**	0.3	35,396	7.1	5,567	0.8	2,401	0.4	3,368	0.5
Operating earnings/(loss)	**27,843**	5.0	(17,829)	(3.6)	30,830	4.5	32,275	4.7	32,818	5.0
Other income/(expense) — net	**183**	—	(2,585)	(0.5)	(4,575)	(0.7)	(2,241)	(0.3)	(4,424)	(0.7)
Earnings/(loss) before income taxes	**28,026**	5.0	(20,414)	(4.1)	26,255	3.8	30,034	4.4	28,394	4.3
Income tax expense/(benefit)	**5,988**	1.0	13,636	2.7	(1,807)	(0.3)	6,087	0.9	5,560	0.8
Net earnings/(loss)	**22,038**	4.0	(34,050)	(6.8)	28,062	4.1	23,947	3.5	22,834	3.5
Retained earnings — beginning of Year	**317,582**		355,694		331,675		311,962		293,433	
Dividends declared	**(4,096)**		(4,062)		(4,043)		(4,234)		(4,305)	
Retained earnings — end of year	**$ 335,524**		$ 317,582		$ 355,694		$ 331,675		$ 311,962	
Net earnings/(loss) per share:										
Basic:	**$ 0.65**		$ (1.01)		$ 0.83		$ 0.67		$ 0.64	
Diluted:	**$ 0.63**		$ (1.01)		$ 0.81		$ 0.66		$ 0.63	
Average basic shares outstanding (000s)	**34,090**		33,823		33,728		35,498		35,826	
Average diluted shares outstanding (000s)	**34,849**		33,823		37,864		39,970		40,228	
Cash dividends per share	**$ 0.12**		$ 0.12		$ 0.12		$ 0.12		$ 0.12	
Capital expenditures	**13,271**		6,537		17,647		16,058		15,787	
Depreciation and amortization	**17,565**		19,531		24,178		22,818		24,896	
Financial Position at Year End										
Current assets	**$ 266,655**		$ 193,735		$ 225,842		$ 250,840		$ 227,620	
Current liabilities	**120,100**		90,516		113,241		128,919		125,681	
Current ratio	**2.2 to 1**		2.1 to 1		2.0 to 1		1.9 to 1		1.8 to 1	
Working capital	**$ 146,555**		$ 103,219		$ 112,601		$ 121,921		$ 101,939	
Inventories, net	**76,885**		54,348		70,867		73,778		60,543	
Net property, plant and equipment	**78,213**		81,120		90,756		92,825		96,468	
Total assets	**482,584**		407,657		488,442		543,615		527,699	
Short-term notes payable	**—**		—		—		1,000		5,425	
Long-term debt	**70,000**		50,400		79,988		68,342		54,628	
Long-term obligations, including long-term debt	**88,234**		69,687		97,728		88,332		79,598	
Shareholders' equity	**274,250**		247,454		277,473		326,366		322,607	
Common shares outstanding (000s)	**34,197**		33,893		33,711		34,313		35,823	
Equity (book value) per share	**$ 8.02**		$ 7.30		$ 8.23		$ 9.51		$ 9.01	
Stock price range	**$11.84-6.81**		$10.62-2.11		$13.99-3.99		$16.33-9.87		$16.23-11.06	

(1) Excludes amortization of intangible assets

Certain acquisitions, divestitures, closures of operations or product lines, and certain accounting reclassifications affect the comparability of information contained in the "Five-Year Summary."

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Information about results of operations, liquidity, and capital resources for the three previous years is contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations (2008-2010)" included in the 2010 Annual Report to Shareholders and incorporated herein by reference.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our cash flows and earnings are subject to fluctuations resulting from changes in foreign currency exchange rates and interest rates. We manage our exposure to these market risks through internally established policies and procedures and, when deemed appropriate, through the use of derivative financial instruments. Our policies do not allow speculation in derivative instruments for profit or execution of derivative instrument contracts for which there are no underlying exposures. We do not use financial instruments for trading purposes and we are not a party to any leveraged derivatives. We monitor our underlying market risk exposures on an ongoing basis and believe that we can modify or adapt our hedging strategies as needed.

Interest Rate Risk

We are exposed to the changes in interest rates on our floating rate revolving credit facility. There was $70.0 million outstanding under our current $150 million revolving credit agreement at December 31, 2010; and there was $50.4 million outstanding under our former $100 million revolving credit agreement at December 31, 2009. As of December 31, 2010 and 2009, we did not have any outstanding interest rate swap or cap agreements. See Note G, "Debt," to our consolidated financial statements for components of our long-term debt. A percentage point increase in interest rates would increase our interest expense by approximately $700,000.

Foreign Currency Risk

We are exposed to foreign currency exchange rate risks. Our significant foreign subsidiaries are located in Canada, China, Czech Republic, Scotland, Singapore, Taiwan and Thailand. We have a policy where subsidiaries pay all intercompany balances within sixty days. As of December 31, 2010, we did not have any outstanding foreign currency forward exchange contracts.

In the normal course of business, our financial position is routinely subjected to a variety of risks, including market risks associated with interest rate movements, currency rate movements on non-U.S. dollar denominated assets and liabilities.

Commodity Price Risk

Many of our products require the use of raw materials that are produced in only a limited number of regions around the world or are available from only a limited number of suppliers. Our results of operations may be materially and adversely affected if we have difficulty obtaining these raw materials, the quality of available raw materials deteriorates, or there are significant price increases for these raw materials. For periods in which the prices of these raw materials are rising, we may be unable to pass on the increased cost to our customers which would result in decreased margins for the products in which they are used. For periods in which the prices are declining, we may be required to write down our inventory carrying cost of these raw materials, since we record our inventory at the lower of cost or market.

Item 8. Financial Statements and Supplementary Data

Consolidated financial statements meeting the requirements of Regulation S-X, and the "Report of our Independent Registered Public Accounting Firm," appear in the financial statements and supplementary financial data as noted in the Index appearing under Item 15(a)(1) and (2), and are included in the 2010 Annual Report to Shareholders and incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, management, under the direction of our Chief Executive Officer and Chief Financial Officer, evaluated our disclosure controls and procedures as of the end of the period covered by this annual report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2010.

The report from Grant Thornton on its audit of the effectiveness of CTS' internal control over financial reporting as of December 31, 2010, is included on page 14 of Exhibit 13 of this Report under the heading Report of Independent Registered Public Accounting Firm and is herein incorporated by reference. The Report of Management on Internal Control over Financial Reporting, which can be found following the signature page of this Form 10-K, is incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting for the quarter ended December 31, 2010 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Executive Officers. The individuals in the following list were elected as executive officers of CTS at the annual meeting of the Board of Directors on May 26, 2010. They are expected to serve as executive officers until the next annual meeting of the Board of Directors, scheduled to be held on or about May 25, 2011, at which time the election of officers will be considered again by the Board of Directors.

Name	Age	Positions and Offices
Vinod M. Khilnani	58	Chairman of the Board, President and Chief Executive Officer
Donald R. Schroeder	62	Executive Vice President
Donna L. Belusar	50	Senior Vice President and Chief Financial Officer
Richard G. Cutter, III	64	Vice President, Law and Business Affairs, Corporate Secretary
Thomas A. Kroll	56	Vice President and Controller
Dennis P. Thornton	49	Senior Vice President and General Manager of CTS Electronic Manufacturing Solutions

Vinod M. Khilnani — 58 — Chairman of the Board, President and Chief Executive Officer — was designated Chairman of the Board effective May 27, 2009 and elected President and Chief Executive Officer on July 2, 2007. Prior to accepting this position, Mr. Khilnani held the position of Senior Vice President and Chief Financial Officer since 2001.

Donald R. Schroeder — 62 — Executive Vice President — was named Executive Vice President effective February 1, 2011. Prior to this, Mr. Schroeder was named Executive Vice President and General Manager of CTS Electronic Manufacturing Solutions from April 10, 2010. Mr. Schroeder served as Executive Vice President and General Manager of CTS Electronic Components from January 1, 2009. Prior to this, Mr. Schroeder served as Executive Vice President and President of CTS Electronics Manufacturing Solutions. From December 2000 to February 2005, Mr. Schroeder served as Executive Vice President and Chief Technology Officer. He has held positions of increasing responsibility with CTS since 1972. Mr. Schroeder announced his retirement effective June 2011.

Donna L. Belusar — 50- Senior Vice President and Chief Financial Officer — was elected Senior Vice President and Chief Financial Officer on January 21, 2008. Prior to joining CTS, Ms. Belusar was Executive Vice President of Finance, Global Financing Division of IBM Corporation. During her tenure at IBM, Ms. Belusar held positions of increasing responsibility from 1982 until joining CTS.

Richard G. Cutter — 64 — Vice President, Law and Business Affairs, Corporate Secretary — was named Vice President, Law and Business Affairs, Corporate Secretary effective January 1, 2011. Prior to this, Mr. Cutter was Vice President, Secretary and General Counsel effective December 31, 2001. Prior to this, Mr. Cutter was Vice President, Assistant Secretary and General Counsel since September 2000.

Thomas A. Kroll — 56 — Vice President and Controller — was elected Vice President and Controller on October 31, 2002. Prior to this, Mr. Kroll served as Controller Group Accounting since joining CTS in November 2000.

Dennis P. Thornton — 49 — Senior Vice President — was elected Senior Vice President and General Manager of CTS Electronic Manufacturing Solutions effective February 1, 2011. Mr. Thornton was elected Vice President of CTS Corporation effective December 3, 2009. Prior to this, Mr. Thornton served as General Manager for our Automotive Products SBU since joining CTS in 2006.

Information with respect to Directors and Corporate Governance may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2011 Annual Meeting of Shareholders. Such information is incorporated by reference.

Item 11. Executive Compensation

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2011 Annual Meeting of Shareholders. Such information is incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2011 Annual Meeting of Shareholders. Such information is incorporated by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2011 Annual Meeting of Shareholders. Such information is incorporated by reference.

Item 14. Principal Accountant Fees and Services

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2011 Annual Meeting of Shareholders. Such information is incorporated by reference.

PART IV

Item 15. Exhibits and Financial Statements Schedules

The list of financial statements and schedules required by Item 15 (a) (1) and (2) is contained on page S-1 herein.

(a) (3) Exhibits

All references to documents filed pursuant to the Securities Exchange Act of 1934, including Forms 10-K, 10-Q and 8-K, were filed by CTS Corporation, File No. 1-4639.

(3)(i) Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 5 to the Current Report on Form 8-K, filed with the SEC on September 1, 1998).

(3)(ii) Amended and Restated Bylaws (incorporated herein by reference to Exhibit 3 to the Current Report on Form 8-K, filed with the SEC on February 8, 2010).

(10)(a) Form of Director and Officer Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on November 12, 2008).*

(10)(b) CTS Corporation Stock Retirement Plan for Non-Employee Directors, effective April 30, 1990, as amended (incorporated by reference to Exhibit (10)(a) to the Quarterly Report on Form 10-Q for the quarter ended March 30, 2003, filed with the SEC on April 23, 2003).*

(10)(c) Amendment to the CTS Corporation Stock Retirement Plan for Non-Employee Directors, dated as of December 1, 2004 (incorporated by reference to Exhibit (10)(j) to the Annual Report on Form 10-K for the year ended December 31, 2004, filed with the SEC on March 4, 2005).

(10)(d) CTS Corporation Pension Plan (formerly known as the CTS Corporation Salaried Employees' Pension Plan) (incorporated by reference to Exhibit (10)(t) to the Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on February 14, 2003).*

(10)(e) Amendments to the CTS Corporation Pension Plan (formerly known as the CTS Corporation Salaried Employees' Pension Plan) (incorporated by reference to Exhibit 10(b) to the Quarterly Report on Form 10-Q for the quarter ended June 29, 2003, filed with the SEC on July 25, 2003).*

(10)(f) CTS Corporation 2004 Omnibus Long-term Incentive Plan and Incentive Stock Option Agreement (incorporated by reference to the Exhibit 10(a) to the Quarterly Report on Form 10-Q for the quarter ended September 26, 2004, filed with the SEC on October 19, 2004).*

(10)(g) Amendments to the CTS Corporation Pension Plan (incorporated by reference to Exhibit 10(p) to the Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on February 27, 2006).*

(10)(h) Amendments to the CTS Corporation Pension Plan (incorporated by reference to Exhibit 10(a) to the Quarterly Report on Form 10-Q for the quarter ended April 2, 2006, filed with the SEC on April 26, 2006).*

(10)(i) Credit Agreement, dated as of November 18, 2010, by and among CTS Corporation, the Lenders named therein and Harris N.A. as L/C Issuer, and Administrative Agent (incorporated by reference to Exhibit 10(a) to the Current Report on Form 8-K, filed with the SEC on November 22, 2010).

(10)(k) Amendment No. 1 to the CTS Corporation 2004 Omnibus Long-term Incentive Plan (incorporated by reference to Exhibit 10(aa) to the Annual Report on Form 10-K filed with the SEC on May 15, 2007).*

(10)(l) CTS Corporation Management Incentive Plan, approved by the shareholders on June 28, 2007 (incorporated by reference to Appendix A to the Proxy Statement for the 2007 Annual Meeting of Shareholders, filed with the SEC on May 24, 2007).*

(10)(m) Performance Share Agreement between CTS Corporation and Vinod M. Khilnani, dated August 1, 2007 (incorporated by reference to Exhibit 10(a) to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, filed with the SEC on October 24, 2007).*

(10)(n) Prototype Individual Excess Benefit Retirement Plan (incorporated by reference to Exhibit 10(d) to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, filed with the SEC on October 24, 2007).*

(10)(o) Prototype Change in Control Agreement first reported on Current Report Form 8-K on December 5, 2007 (incorporated by reference to Exhibit 10(hh) to the Annual Report on Form 10-K filed with the SEC on February 28, 2008).*

(10)(p) Amendments to the CTS Corporation Pension Plan (formerly known as the CTS Corporation Salaried Employees' Pension Plan) (incorporated by reference to Exhibit 10(bb) to the Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on February 23, 2009).*

(10)(q) 2009-2010 Performance Restricted Stock Unit Plan (incorporated by reference to Exhibit 10(a) to the Quarterly Report on Form 10-Q for the quarter ended March 29, 2009, filed with the SEC on April 29, 2009).*

(10)(r) CTS Corporation 2009 Omnibus Equity and Performance Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on May 28, 2009).*

(10)(s) 2010 — 2011 Performance Restricted Stock Unit Plan (incorporated by reference to Exhibit 10(a) to the Quarterly Report on Form 10-Q for the quarter ended April 4, 2010, filed with the SEC on April 28, 2010).*

(10)(t) Form Restricted Stock Unit Agreement (Shares) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed with the SEC on May 28, 2009).*

(10)(u) Form Restricted Stock Unit Agreement (Cash) (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, filed with the SEC on May 28, 2009).*

(10)(v) CTS Corporation Executive Severance Policy, effective as of September 10, 2009 (incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q for the quarter ended September 27, 2009, filed with the SEC on October 28, 2009).*

(10)(w) Amendments to the CTS Corporation Pension Plan (formerly known as the CTS Corporation Salaried Employees' Pension Plan).*

(10)(x) Letter Agreement dated February 19, 2010 by and among CTS Corporation, Toyota Motor Sales, U.S.A. Inc., Toyota Canada Inc. and Toyota Motor Engineering & Manufacturing North America, Inc. (incorporated by reference to Exhibit 10(a) to the Quarterly Report on form 10-Q for the quarter ended October 3, 2010, filed with the SEC October 27, 2010).

(13) Portions of the 2010 Annual Report to shareholders incorporated herein.

(21) Subsidiaries.

(23)(a) Consent of Grant Thornton LLP.

(31)(a) Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(31)(b) Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(32)(a) Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(32)(b) Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

** Management contract or compensatory plan or arrangement.*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTS Corporation

Date: February 24, 2011

By: */s/ Donna L. Belusar*
Donna L. Belusar
Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 24, 2011

By: */s/ Vinod M. Khilnani*
Vinod M. Khilnani
Chairman of the Board, President, and Chief Executive Officer
(Principal Executive Officer)

Date: February 24, 2011

By: */s/ Thomas G. Cody*
Thomas G. Cody
Lead Director

Date: February 24, 2011

By: */s/ Walter S. Catlow*
Walter S. Catlow
Director

Date: February 24, 2011

By: */s/ Lawrence J. Ciancia*
Lawrence J. Ciancia
Director

Date: February 24, 2011

By: */s/ Patricia K. Collawn*
Patricia K. Collawn
Director

Date: February 24, 2011

By: */s/ Roger R. Hemminghaus*
Roger R. Hemminghaus
Director

Date: February 24, 2011

By: */s/ Michael A. Henning*
Michael A. Henning
Director

Date: February 24, 2011

By: */s/ Gordon Hunter*
Gordon Hunter
Director

Date: February 24, 2011	By: */s/ Diana M. Murphy* Diana M. Murphy Director
Date: February 24, 2011	By: */s/ Robert A. Profusek* Robert A. Profusek Director
Date: February 24, 2011	By: */s/ Donna L. Belusar* Donna L. Belusar Senior Vice President and Chief Financial Officer (Principal Financial Officer)
Date: February 24, 2011	By: */s/ Thomas A. Kroll* Thomas A. Kroll Vice President and Controller (Principal Accounting Officer)

FORM 10-K — ITEM 15 (a) (1) AND (2) AND ITEM 15 (c)

CTS CORPORATION AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

The following consolidated financial statements of CTS Corporation and subsidiaries included in the 2010 Annual Report are referenced in Part II, Item 8, filed herewith as Exhibit (13) and incorporated herein by reference:

Consolidated Statements of Earnings/(Loss) — Years ended December 31, 2010, December 31, 2009 and December 31, 2008

Consolidated Balance Sheets — December 31, 2010 and December 31, 2009

Consolidated Statements of Cash Flows — Years ended December 31, 2010, December 31, 2009 and December 31, 2008

Consolidated Statements of Shareholders' Equity — Years ended December 31, 2010, December 31, 2009 and December 31, 2008

Notes to consolidated financial statements

Schedule II — Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not applicable, not required or the information is included in the consolidated financial statements or notes thereto.

Management's Report on Internal Control Over Financial Reporting

CTS' management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including CTS' Chief Executive Officer and Chief Financial Officer, CTS conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2010, management determined that its internal control over financial reporting, was effective as of December 31, 2010.

Grant Thornton LLP, an independent registered public accounting firm, has audited CTS' internal control over financial reporting as of December 31, 2010, as stated in their report which is included herein.

CTS Corporation
Elkhart, Indiana
February 24, 2011

/s/ Vinod M. Khilnani
Vinod M. Khilnani
Chairman of the Board, President, and Chief Executive Officer

/s/ Donna L. Belusar
Donna L. Belusar
Senior Vice President and Chief Financial Officer

EXHIBIT (13)

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2008-2010)

Overview

CTS Corporation ("we", "our", "us") is a global manufacturer of components and sensors used primarily in the automotive, communications and defense and aerospace markets. We also provide electronic manufacturing solutions, including design and supply chain management functions, primarily serving the defense and aerospace, communications, industrial and medical markets under contract arrangements with original equipment manufacturers ("OEMs").

Net sales in 2010 of $552.6 million were reported through two segments, Components and Sensors and Electronics Manufacturing Services ("EMS"), which represented 51.2% and 48.8% of net sales in 2010, respectively. In 2009, Components and Sensors contributed 42.7% of net sales while EMS contributed 57.3% of net sales.

In 2010, sales showed gradual improvement from 2009 primarily due to generally improved economic trends driving increased customer demand and the impact of increased new product introductions and higher market penetration. Sales trends in each quarter of 2010 were higher relative to the corresponding quarter in 2009. Both sales and operating earnings improved sequentially through the first three quarters of 2010, reflecting more diversified sales mix and improved absorption of fixed costs as a result of an increase in sales. Operating earnings in the fourth quarter were down relative to the same quarter of 2009 due to unfavorable absorption of fixed costs and less favorable segment mix.

Throughout 2010, we were committed to maintaining profitability and continued to focus on two key priorities: (1) improving profitability concurrently with growing sales; and (2) new product introductions, winning new business and increasing our market share. As a result, we continued to see growth in certain of our existing served markets, as well as new business awards from existing and new customers. We also managed our cost structure and right-sized our operations by taking a restructuring action in the fourth quarter 2010, including the transfer and consolidation of certain operations to further improve our cost structure, and reducing our headcount and discretionary spending.

As discussed in more detail throughout the MD&A:

- Full-year net sales of $552.6 million in 2010 increased $53.6 million, or 10.8%, compared to $499.0 million in 2009, primarily due to generally improved economic trends driving increased customer demand and the impact of our increased new product introductions and higher market penetration. Net sales in the Components and Sensors segment increased by 32.7% compared to 2009, primarily attributed to increased automotive product sales, reflecting improvement in global light vehicle production, and an increase in electronic component sales due to increased customer demand and new product introductions. Net sales in the EMS segment decreased by 5.6% compared to 2009.
- Gross margins of $119.9 million in 2010 increased $21.1 million from $98.8 million in 2009, primarily due to favorable segment sales mix and improved absorption of fixed costs as a result of an increase in sales volumes. Gross margins as a percent of net sales was 21.7% in 2010, compared to 19.8% in 2009. Within the EMS segment, margins were unfavorably impacted by product mix and lower pricing. Within the Components and Sensors segment, margins improved primarily due to higher absorption of fixed costs as a result of an increase in sales volumes and favorable product sales mix.
- Selling, general and administrative ("SG&A") and research and development ("R&D") expenses were $90.6 million in 2010 compared to $81.3 million in 2009. This increase was driven by incremental expenses to support an increase in sales in the Components and Sensors segment, research and development spending devoted to the development and launch of new commercial market growth initiatives and the reinstatement of certain compensation-related items that were temporarily suspended during 2009 in response to the recessionary economic environment.
- Operating earnings in 2010 were $27.8 million, compared to operating loss of $17.8 million in 2009, primarily due to an increase in net sales and favorable segment product mix. The 2009 operating loss included a $33.2 million goodwill impairment charge; no such charges were incurred in 2010. Also included in operating earnings/(loss) were $1.7 million and $2.2 million of restructuring and restructuring-related costs for the years ended December 31, 2010 and December 31, 2009, respectively. Adjusted operating earnings were $29.5 million and $17.6 million for the years ended December 31, 2010 and 2009, respectively. The table below provides a reconciliation of

operating earnings/(loss) to adjusted operating earnings.

- The effective tax rate for 2010 was 21.4% compared to (66.8) % in 2009. The adjusted tax rate for 2010 was 22.1% compared to 19.6% in 2009. The increase in adjusted effective tax rate in 2010 compared to 2009 was primarily due to recording more tax expense in jurisdictions with higher marginal tax rates.

- Interest and other income in 2010 was $0.2 million, versus interest and other expense of $2.6 million in 2009. Compared to the prior year, interest expense decreased $0.8 million primarily due to the maturity of our senior subordinated convertible debt in May 2009 that had an effective interest rate of approximately 7%. Foreign currency exchange gain was $0.7 million in 2010 versus a loss of $1.1 million in 2009, primarily due to the weakening of the U.S. dollar relative to most of the currencies of the countries where we do business.

- Net earnings were $22.0 million in 2010 versus net loss of $34.1 million in 2009. Diluted earnings per share were $0.63 in 2010 compared to diluted loss per share of $1.01 in 2009. Adjusted earnings per share for 2010 were $0.66, which excluded $0.03 of restructuring charges. The 2009 loss per share included $0.98 of goodwill impairment charges, $0.27 for tax expense due to cash repatriation, $0.07 for a tax valuation allowance charge related to one of our Asian tax jurisdictions and restructuring charges of $0.05. Adjusted earnings per share for 2009 were $0.36, excluding these items.

The following table provides a reconciliation of operating earnings/(loss) to adjusted operating earnings:

	Year Ended December, 31	
($ in thousands)	2010	2009
Operating earnings/(loss)	$27,843	$(17,829)
Goodwill impairment	—	33,153
Restructuring and restructuring-related charges	1,697	2,243
Adjusted operating earnings	$29,540	$ 17,567

The following tables provide a reconciliation of the effective tax rate to the adjusted effective tax rate:

	Year Ended 2010			
($ in thousands)	Pre-Tax Earnings/ (Loss)	Tax Benefit/ (Expense)	Net Earnings/ (Loss)	Effective Tax Rate
U.S. GAAP	$28,026	$(5,988)	$22,038	**21.4%**
Adjustments to U.S. GAAP:				
Less tax (benefit):				
Restructuring and restructuring-related charges	1,697	(589)	1,108	
Adjusted	29,723	(6,577)	23,146	**22.1%**

	Year Ended 2009			
($ in thousands)	Pre-Tax Earnings/ (Loss)	Tax Benefit/ (Expense)	Net Earnings/ (Loss)	Effective Tax Rate
U.S. GAAP	$(20,414)	$(13,636)	$(34,050)	**(66.8)%**
Adjustments to U.S. GAAP:				
Less tax (benefit)/expense:				
Goodwill impairment	33,153	(205)	32,948	
Restructuring and restructuring-related charges	2,243	(673)	1,570	
Tax expense:				
Cash repatriation		9,077	9,077	
Additional valuation allowance at Asian site		2,500	2,500	
Adjusted	$ 14,982	$ (2,937)	$ 12,045	**19.6%**

The following table provides a reconciliation of diluted earnings/(loss) per share to adjusted earnings per share:

	Year Ended December 31,	
	2010	2009
Diluted earnings/(loss) per share	$0.63	$(1.01)
Tax affected charges (credits) to reported earnings per share:		
Goodwill impairment	—	0.98
Tax expense due to cash repatriation	—	0.27
Net operating loss valuation allowance related to an Asian site	—	0.07
Restructuring and restructuring-related charges	0.03	0.05
Adjusted earnings per share	$0.66	$ 0.36

The following measures are not measures recognized by Generally Accepted Accounting Principles in the United States ("U.S. GAAP"):

1) Adjusted operating earnings;

2) Adjusted effective tax rate; and

3) Adjusted earnings per share.

The most directly comparable U.S. GAAP financial measures, respectively, are:

1) Operating earnings/(loss);
2) Effective tax rate; and
3) Diluted earnings/(loss) per share.

We calculate adjusted operating earnings to exclude restructuring, restructuring-related charges and goodwill impairment charges.

We calculate adjusted effective tax rate to exclude the tax benefit related to restructuring, restructuring-related charges and goodwill impairment charges, the tax expense associated with our cash repatriation and a tax valuation allowance related to one of our Asian tax jurisdictions.

We calculate adjusted earnings per share to exclude the per share impact of restructuring, restructuring-related charges and goodwill impairment charges, the per share impact of tax expense associated with our cash repatriation and a tax valuation allowance related to one of our Asian tax jurisdictions.

We use adjusted operating earnings, adjusted effective tax rate, and adjusted earnings per share measures to evaluate overall performance, establish plans and perform strategic analyses. Using adjusted operating earnings, adjusted effective tax rate and adjusted earnings per share measures avoid distortion in the evaluation of operating results by eliminating the impact of events that are not related to operating performance. These measures are based on the exclusion of specific items, and, as such, they may not be comparable to measures used by other companies which have similar titles. Our management compensates for this limitation when performing peer company comparisons by evaluating both GAAP and non-GAAP financial measures reported by peer companies. We believe that adjusted operating earnings, adjusted effective tax rate and adjusted earnings per share measures are useful to our management, investors and stakeholders in that they:

- provide a better measure of our operating performance;
- reflect the results used by management in making decisions about the business; and
- help to review and project our performance over time.

We recommend that investors and stakeholders consider the following GAAP and non-GAAP measures in evaluating our performance with peer companies:

- both operating earnings/(loss) and adjusted operating earnings;
- both the effective tax rate and the adjusted effective tax rate; and
- both diluted earnings per share and adjusted earnings per share.

Critical Accounting Policies

Our MD&A is based on our consolidated financial statements that have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, based on historical experience and other assumptions believed to be relevant under the circumstances. Actual results may differ, perhaps materially, from the estimates under different assumptions or conditions.

Our served markets are characterized by rapid technological change and frequent new product introductions and enhancements. These characteristics, along with global economic conditions, are risks that require management judgment when determining appropriate accounting decisions. Management believes that judgments and estimates related to the following critical accounting policies could materially affect our consolidated financial statements:

Estimating inventory valuation reserves, the allowance for doubtful accounts and other accrued liabilities

Management makes estimates of the carrying value of our inventory based upon historical usage, new product introductions and projected customer purchase levels. The ever-changing technology environment of the served markets affects these estimates. Similarly, management makes estimates of the collectability of our accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Finally, we are involved in litigation in the normal course of business and are regulated under a number of environmental and safety laws. Accruals for known exposures are established based on management's best estimate after considering the advice of legal counsel, when appropriate.

Valuation of long-lived and intangible assets, goodwill and depreciation/amortization periods

We assess the carrying value of long-lived and intangible assets and the remaining useful lives whenever events or changes in circumstances indicate the carrying value may not be recoverable or the estimated useful life may no longer be appropriate. Factors considered important that could trigger this review include significant decreases in operating results, significant changes in our use of the assets, competitive factors, the strategy of our business and significant negative industry or economic trends. Such events may include strategic decisions made in response to the economic conditions relative to product lines, operations and the impact of the economic environment on our customer base. We cannot predict the occurrence of future impairment-triggering events nor the impact such events might have on the reported asset values.

When we determine that the carrying value of long-lived and intangible assets may not be recoverable based on an assessment of future undiscounted cash flows from the use of those assets, an impairment charge to record the assets at fair value may be recorded. Impairment is measured based on fair values utilizing estimated discounted cash flows, published third-party sources, third-party offers and/or information furnished by third-party brokers/dealers.

Goodwill is measured as the excess of cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We perform goodwill impairment tests at least on an annual basis. In 2008, we utilized a third-party valuation expert to assist management to complete the goodwill impairment testing. During the fourth quarter of 2008, our market capitalization dropped below the net book value of our equity. We considered this difference while completing our annual goodwill impairment testing as of December 31, 2008. This test concluded that our goodwill was not impaired. In reaching our conclusion relative to this market capitalization difference, we used the average CTS stock price for a recent number of days prior to December 31, 2008 and a conservative control premium based on comparative market transactions in our industry. Our analysis assumed revenue growth of approximately 8% over an extended period of time.

In light of a decline in CTS' market capitalization in the first quarter of 2009, we determined that an interim impairment test was necessary at the end of the first quarter of 2009 for both of its reporting units, EMS and Components and Sensors. After completing step one of the prescribed tests, we determined that the estimated fair values of both reporting units were less than their book values on March 29, 2009. We performed the step two test and concluded that the reporting units' goodwill were impaired. As a result, an impairment loss of $33.2 million was recorded in the first quarter of 2009. Of the $33.2 million impairment loss, $30.8 million was related to the EMS reporting unit and $2.4 million was related to the Components and Sensors reporting unit. We had goodwill of $0.5 million at December 31, 2010 and 2009 and $33.2 million at December 31, 2008.

Income Taxes

Deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, we consider tax regulations of the jurisdictions in which we operate, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning and strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances relating to deferred tax assets are recorded on the "more likely than not" criteria.

We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities and carry-forwards using currently enacted tax rates. We also review our current tax exposure for situations where tax authorities would assert tax positions different than those we have taken. Such uncertain tax provisions are routinely reviewed and adjusted when required to reflect changes in estimates based on factors such as changes in tax laws, results of tax authority reviews and statutory limitations. We estimate our income tax valuation allowance by assessing which deferred tax assets are more likely than not to be recovered in the future. The valuation allowance is based on our estimates of taxable income in each jurisdiction in which we operate and the period over which the deferred tax assets will be recoverable.

No valuation allowance was recorded in 2010 against the U.S. federal net deferred tax assets including the U.S. net operating loss carry-forward asset of $44 million expiring in 2021-2024. We assessed the future realization of these deferred tax assets utilizing taxable income projections for years 2011 through 2019. Those projections applied taxable income estimates consistent with historical earnings patterns of our traditional automotive product lines, a return to profitability in our electronic component product lines and benefits from expanding further into target markets in the EMS business. We believe that, based upon the historical operating performance of our business units and the successful cost reduction efforts we, more likely than not, will realize the benefits of our U.S. net deferred tax assets.

Retirement Plans

Actuarial assumptions are used in determining pension income and expense and our pension benefit obligation. We utilize actuaries from consulting companies in each country to develop our discount rates that match high-quality bonds currently available and expected to be available during the period to maturity of the pension benefit in order to provide the necessary future cash flows to pay the accumulated benefits when due. After considering the recommendations of our actuaries we have assumed a discount rate, expected rate of return on plan assets and a rate of compensation increase in determining our annual pension income and expense and the projected benefit obligation. During the fourth quarter of each year, we review our actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted. Changes in the actuarial assumptions could have a material effect on our results of operations in future years.

We have two domestic pension plans: a qualified plan and a non-qualified plan. The discount rate used to calculate our pension income and expense on our domestic plans was 5.8% for 2010. We have two foreign plans: the United Kingdom plan ("UK plan") and the Taiwan plan. The discount rate used to calculate our pension expense for the UK plan is 5.7%. The discount rate used to calculate our pension expense for the Taiwan plan is 1.75%.

The discount rate used to calculate our pension benefit asset and obligation on our domestic plan is 5.51%. The discount rate used to calculate our pension benefit obligation on our UK plan is 5.4%. The discount rate used to calculate our pension benefit obligation on our Taiwan plan is 1.75%.

Discount rates for both our domestic plans and our UK plan are the rates of interest at which it has been assumed that the plan obligation could be effectively settled. The domestic plans and UK plan discount rates are based on the return of high quality bonds available at the date of valuation and expected to be available during the period to maturity of the pension benefits. We use actuarially-determined yield curves to determine these discount rates. The Taiwan plan discount rate is based on the weighted average yield on government bond available at the date of valuation and expected to be available during the period to maturity of the pension benefits. The government bond rates are directed by the Bank of Taiwan.

The expected return on domestic plan assets remained at 8.5%. The expected return on our UK plan assets is 6.1%. The expected return for both our domestic plan and our UK plan are based on an allocation of expected returns on investments in equities, bonds and cash. The expected return on our Taiwan plan assets is 1.75%. The expected return on our Taiwan plan is based on government bond rates as directed by the Bank of Taiwan. All pension plans in Taiwan are required to be established with the Bank of Taiwan, which is a government-run entity that utilizes conservative investment strategies. The majority of the Bank of Taiwan's investments are in government bonds. Since the Taiwan plan's assets are invested in government bonds as directed by the Bank of Taiwan, the expected rate of return on plan assets is determined by such government bond rates. In determining the expected rate of return on plan assets, the actuarial consultants to the Taiwan plan consider the amount and timing of pension contributions and benefit payments expected to be made during the year.

All experience gains and losses for our qualified domestic plan is amortized over a period of 22 years, which is the expected future lifetime of our inactive employees. All experience gains and losses for our non-qualified domestic plan are amortized over a period of five years, which is the average remaining service life of our active employees. All experience gains and losses for our UK plan are amortized over a period of eight years, which is the average term to normal retirement date of our plan participants. All experience gains and losses for our Taiwan plan are amortized over a period of 15 years, which is the average remaining service life of our active employees.

We expect these changes in actuarial assumptions will not significantly impact 2011 consolidated pension income.

Equity-Based Compensation

We estimate the fair value of stock option awards on the date of grant using the Black-Scholes option-pricing model. A number of assumptions are used by the Black-Scholes option-pricing model to compute the grant date fair value, including expected price volatility, option term, risk-free interest rate, and dividend yield. These assumptions are established at each grant date based upon current information at that time. Expected volatilities are based on historical volatilities of CTS common stock. The expected option term is derived from historical data on exercise behavior. Different expected option terms result from different groups of employees exhibiting different behavior. The dividend yield is based on historical dividend payments. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The fair value of awards that are ultimately expected to vest is recognized as expense over the requisite service periods in the Consolidated Statements of Earnings/(Loss). The grant date fair values of our service-based and our performance-based restricted stock units ("RSUs") are the closing prices of our stock on the date of grant. The grant date fair value of our market-based RSU is determined by using a simulation or Monte Carlo approach. Under this approach, stock returns from comparator group companies are simulated over the performance period, considering both stock returns volatility and the correlation of returns. The simulated results are then used to estimate the future payout based on the performance/payout relationship established by the conditions of the award. The future payout is discounted to the measurement date using the risk-free interest rate.

Our RSUs and stock options primarily have a graded-vesting schedule. We recognize expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

Results of Operations

Segment Discussion

Refer to Note L, "Segments," for a description of our segments.

The following table summarizes net sales and operating (loss)/earnings by segment before restructuring and restructuring-related items:

($ in thousands)	EMS	Components & Sensors	Total
2010			
Net sales to external customers	**$269,781**	**$282,860**	**$552,641**
Segment operating (loss)/earnings	**$ (1,813)**	**$ 31,353**	**$ 29,540**
% of segment sales	**(0.7)%**	**11.1%**	**5.3%**
2009			
Net sales to external customers	$285,798	$213,184	$498,982
Segment operating earnings	$ 7,272	$ 10,295	$ 17,567
% of segment sales	2.5%	4.8%	3.5%
2008			
Net sales to external customers	$399,294	$292,413	$691,707
Segment operating earnings	$ 12,362	$ 24,553	$ 36,915
% of segment sales	3.1%	8.4%	5.3%

Components and Sensors Segment Discussion

Net sales in the Components and Sensors segment in 2010 increased by $69.7 million, or 32.7%, from 2009. This increase is attributed to an increase in automotive market sales of $39.3 million reflecting improvement in global light vehicle production and an increase in electronic component sales of $23.1 million due to generally improved economic trends driving increased customer demand and new product introductions.

Our 2010 Components and Sensors segment operating earnings increased by $21.1 million, or 204.5%, from the prior year. The favorable earnings change resulted primarily from an increase in sales, partially offset by an increase in R&D costs of $4.2 million to develop and launch new growth initiatives and an increase in expenses due to the reinstatement of certain compensation-related items that were temporarily suspended during 2009 in response to the recessionary economic environment.

Net sales in the Components and Sensors segment in 2009 decreased by $79.2 million, or 27.1%, from 2008, primarily attributed to a decrease in automotive product sales of $40.5 million and a decrease in electronic component sales for infrastructure applications of $14.6 million.

Our 2009 Components and Sensors segment operating earnings decreased by $14.3 million, or 58.1%, from 2008. The unfavorable earnings change resulted from the negative impact of decreases in sales and pension income of approximately $5.0 million. This impact was mitigated in part by our proactive management of costs, including the benefits of previously announced restructuring actions and aggressive cost-cutting measures.

Electronic Manufacturing Services Segment Discussion

EMS segment net sales in 2010 decreased by $16.0 million, or 5.6%, from 2009. The decrease in sales was primarily attributable to decreases in sales of $16.6 million in the defense and aerospace market, $13.6 million in the computer market and $13.3 million in the medical market due to reduced customer demand, which were partially offset by increases in sales of $19.5 million in the communications markets and $7.5 million in the industrial markets. Sales in the computer market were driven by a decrease of $15.9 million in sales to our customer Hewlett-Packard due to a product that reached end-of-life in 2009. End-of-life typically means that the product is no longer required by the customer due to a design change or technological advancement.

Our 2010 EMS segment operating losses of $1.8 million decreased by $9.1 million, or 124.9%, from the prior year. The unfavorable earnings change was primarily due to the negative impact of a decrease in sales, unfavorable product mix and an increase in expenses due to the reinstatement of certain compensation-related items that were temporarily suspended during 2009 in response to the recessionary environment.

EMS segment net sales in 2009 decreased by $113.5 million, or 28.4%, from 2008. The decrease primarily resulted from an expected end-of-life-driven decrease in sales to Hewlett-Packard and a decrease in industrial and communications market sales, partially offset by an increase in sales in the defense and aerospace and medical markets.

Our 2009 EMS segment operating earnings of $7.3 million decreased by $5.1 million, or 41.1%, from the prior year. The unfavorable earnings change was primarily due to the negative impact of a decrease in sales, partially offset by favorable product mix and a decrease in operating costs resulting from previously announced restructuring actions.

Sales in Geographic Regions

Our net sales in the Americas were 63% in 2010 and 62% in 2009. The Asia-Pacific region accounted for 21% of total net sales in 2010 and 25% in 2009. Net sales in Europe in 2010 increased to 16% from 13% in 2009. The following table presents the percentage of net sales into each geographic region within each segment and on a consolidated basis:

	Components & Sensors			EMS			Consolidated Total		
Geographic Region	2010	2009	2008	2010	2009	2008	2010	2009	2008
Americas	**41%**	38%	44%	**85%**	80%	65%	**63%**	62%	56%
Asia-Pacific	**35%**	37%	29%	**8%**	15%	32%	**21%**	25%	31%
Europe	**24%**	25%	27%	**7%**	5%	3%	**16%**	13%	13%
Total	**100%**	100%	100%	**100%**	100%	100%	**100%**	100%	100%

Discussion — Most Recent Three Years

The following table highlights significant information from our consolidated results of operations during the past three years:

($ in thousands except per share and other data)	Year Ended December 31, 2010	2009	2008
Net sales	**$552,641**	$498,982	$691,707
Cost of goods sold (excluding restructuring-related charges)	**432,477**	400,142	554,116
Restructuring-related charges	**254**	—	518
Gross margin	**119,910**	98,840	137,073
% of net sales	**21.7%**	19.8%	19.8%
Selling, general and administrative expenses	**72,310**	67,119	82,370
% of net sales	**13.1%**	13.5%	11.9%
Research and development expenses	**18,313**	14,154	18,306
% of net sales	**3.3%**	2.8%	2.6%
Restructuring and impairment charges	**1,444**	2,243	5,567
Goodwill impairment	**—**	33,153	—
Operating earnings/(loss)	**27,843**	(17,829)	30,830
% of net sales	**5.0%**	(3.6)%	4.5%
Interest expense	**(1,074)**	(1,878)	(6,193)
Other income/(expense)	**1,257**	(707)	1,618
Earnings/(Loss) before income taxes	**28,026**	(20,414)	26,255
Income tax expense/(benefit)	**5,988**	13,636	(1,807)
Effective tax rate	**21.4%**	(66.8)%	(6.9)%
Net earnings/(loss)	**$ 22,038**[1]	$ (34,050)[2]	$ 28,062[3]
% of net sales	**4.0%**	(6.8)%	4.1%
Diluted earnings/(loss) per share	**$ 0.63**[1]	$ (1.01)[2]	$ 0.81[3]

(1) 2010 net earnings include a net impact of $1.7 million, or $0.03 per diluted share, related to restructuring and restructuring-related charges.

(2) 2009 net losss include $33.2 million, or $0.98 per share, of goodwill impairment charges, $9.1 million, or $0.27 per share, for tax expense due to cash repatriation, $2.5 million, or $0.07 per share, for a tax valuation

allowance related to one of our foreign units and restructuring charges of $2.2 million, or $0.05 per share.

(3) 2008 net earnings include a net impact of $6.1 million, or $0.10 per diluted share, related to restructuring and restructuring-related charges, $1.4 million, or $0.04 per diluted share, pertaining to a change in the tax law of a certain jurisdiction and $4.1 million, or $0.10 per diluted share, related to a reversal of tax reserves.

Net sales of $552.6 million in 2010 increased by $53.6 million, or 10.8%, from 2009, primarily attributed to an increase in automotive market sales of $39.3 million, reflecting improvement in global light vehicle production, and an increase in electronic component sales of $23.1 million, due to increased customer demand and new product introductions. EMS segment sales in 2010 decreased by $16.0 million, or 5.6%, from 2009. The decrease in sales was primarily attributable to decreases in sales of $16.6 million in the defense and aerospace market, $13.6 million in the computer market and $13.3 million in the medical market due to reduced customer demand, which were partially offset by increases in sales of $19.5 million in the communications markets and $7.5 million in the industrial markets. Sales in the computer market were primarily driven by an expected decrease of $15.9 million in sales to our customer Hewlett-Packard due to a product that reached end-of-life in 2009. End-of-life typically means that the product is no longer required by the customer due to a design change or technological advancement.

Net sales decreased by $192.7 million in 2009, or 27.9%, from 2008 primarily due to a significant decrease in sales of automotive products and computer market sales. Full-year EMS segment sales decreased by $113.5 million, primarily from an expected end-of-life driven decrease in sales to Hewlett-Packard and a decrease in industrial market sales, partially offset by an increase in sales in the defense and aerospace and medical markets. Components and Sensors segment sales decreased $79.2 million due to a decrease in automotive product and electronic component sales for infrastructure applications.

Our 15 largest customers represented 48%, 51%, and 53%, of net sales in 2010, 2009, and 2008, respectively. We continue our efforts to broaden our business base through expansion in defense and aerospace, industrial and medical markets in the EMS segment and the diversification of automotive sensors and actuators and piezoelectric product offerings in the Components and Sensors segment. Sales to Hewlett-Packard represented less than 10% of net sales in 2010 and 2009. Sales to Hewlett-Packard represented 11% of net sales in 2008.

Gross margins in 2010 increased by $21.1 million, or 21.3%, from 2009 due to favorable segment sales mix and improved absorption of fixed costs as a result of an increase in sales. The Components and Sensors segment, which inherently generates a higher gross margin, increased to 51.2% of total company sales in 2010 compared to 42.7% of total sales in 2009.

Gross margins in 2009 decreased by $38.2 million, or 27.9%, from 2008 due to a corresponding decrease in sales volume. Despite the negative impact of a decrease in sales volumes and pension income, we were able to realize steady margins as a percentage of sales, due to favorable product mix and the benefits of previously announced restructuring actions.

SG&A expenses were $72.3 million, or 13.1% of sales, in 2010 versus $67.1 million, or 13.5% of sales, in 2009. The increase was primarily attributable to increased spending of approximately $3.3 million to support an increase in sales and $1.9 million resulting from the reinstatement of certain compensation-related items that were temporarily suspended during 2009 due to the recessionary economic environment.

SG&A expenses were $67.1 million, or 13.5% of sales, in 2009 versus $82.4 million, or 11.9% of sales, in 2008. This significant reduction of $15.3 million reflects our proactive management of costs, including the benefits of previously announced restructuring actions and aggressive cost-cutting measures companywide.

R&D expenses were $18.3 million, or 3.3% of sales, in 2010 versus $14.2 million, or 2.8% of sales, in 2009. The increase was primarily driven by spending to develop and launch new growth initiatives. R&D expenses are incurred by the Components and Sensors segment and are primarily focused on expanded applications of existing products and new product development, as well as current product and process enhancements.

R&D expenses were $14.2 million in 2009 compared to $18.3 million in 2008. We continued our core R&D activities, even in these difficult economic times, with investment in strategic, high-growth target markets. Our R&D activities are primarily focused on expanded applications and new product development, as well as current product and process enhancements. Research and development expenditures in the EMS segment are typically very low.

U.S. GAAP requires companies to test their recorded goodwill asset for impairment on an annual basis. We performed our annual impairment test at December 31, 2008 and concluded that no goodwill impairment was necessary. In light of a decline in CTS' market capitalization in the first quarter of 2009, we tested goodwill for impairment again at the end of March 2009. The goodwill testing performed indicated that impairment did exist and our goodwill asset of $33.2 million needed to be impaired. The goodwill impairment charge did not affect our liquidity, current or future cash flows or debt covenants.

Operating earnings in 2010 was $27.8 million, compared to operating loss of $17.8 million in 2009, primarily due to an increase in sales and favorable segment sales mix and a one-time goodwill impairment charge in 2009. Also included in operating earnings/(loss) were $1.7 million and $2.2 million of restructuring and restructuring-related costs for the years ended December 31, 2010 and December 31, 2009, respectively.

Operating loss in 2009 was $17.8 million, compared to operating earnings of $30.8 million in 2008, primarily due to a $33.2 million goodwill impairment charge in the first quarter of 2009. Also included were $2.2 million and $6.1 million of restructuring and restructuring-related costs for the years ended December 31, 2009 and December 31, 2008, respectively.

Interest and other income in 2010 was $0.2 million, versus interest and other expense of $2.6 million in 2009. Compared to the prior year, interest expense decreased $0.8 million primarily due to the maturity of our senior subordinated convertible debt in May 2009 that had an effective interest rate of approximately 7%. Foreign currency exchange gain was $0.7 million in 2010 versus losses of $1.1 million in 2009, primarily due to the weakening of the U.S. dollar relative to most of the currencies of the countries where we do business.

Interest and other expense in 2009 was $2.6 million, versus $4.6 million in 2008. Compared to the prior year, interest expense decreased $4.3 million from lower outstanding debt balances and lower interest rates. Foreign currency exchange losses were $1.1 million in 2009 versus $1.3 million in 2008.

The effective tax rate for 2010 was 21.4% compared to (66.8)% in 2009. The adjusted tax rate for 2010 was 22.1% compared to 19.6% in 2009. The increase in adjusted effective tax rate in 2010 compared to 2009 was primarily due to recording more tax expense in jurisdictions with higher marginal tax rates.

The effective tax rate for 2009 was (66.8)%. Income tax expense in the amount of $13.6 million was recorded during 2009. This amount included a tax expense of $9.1 million related to our cash repatriation. Of this $9.1 million, approximately $8.6 million was a non-cash expense. Additionally, the $13.6 million includes a valuation allowance charge of $2.5 million related to one of our Asian tax jurisdictions and a tax benefit of $0.2 million related to goodwill impairment.

Net earnings were $22.0 million in 2010 versus net loss of $34.1 million in 2009. Diluted earnings per share were $0.63 in 2010 compared to a loss per share of $1.01 in 2009. The 2010 diluted earnings per share included $0.03 of restructuring charges. The 2009 loss per share included $0.98 of goodwill impairment charges, $0.27 for tax expense due to our cash repatriation, $0.07 for a tax valuation allowance related to one of our foreign units and restructuring charges of $0.05.

Net loss was $34.1 million, or $1.01 per share, in 2009 compared with net earnings of $28.1 million, or $0.81 per diluted share, in 2008. The 2009 loss per share included $0.98 of goodwill impairment charges, $0.27 for tax expense due to our cash repatriation, $0.07 for a tax valuation allowance related to one of our foreign units and restructuring charges of $0.05. The 2008 diluted earnings per share included $0.10 of restructuring charges, $0.04 pertaining to a change in the tax law of a certain jurisdiction and $0.10 related to a reversal of a tax reserve.

Restructuring and Restructuring-Related Charges

In December 2010, we implemented a restructuring plan to realign and consolidate certain operations for the purpose of improving our cost structure, resulting in the elimination of approximately 80 positions and the write-off of certain inventory and long-lived assets during the fourth quarter of 2010. The implementation was substantially completed by the end of December 2010. We incurred approximately $1.7 million of restructuring and restructuring-related costs associated with these actions. Of the restructuring and restructuring-related costs incurred, $1.0 million relates to the Components and Sensors segment and $0.7 million relates to the EMS segment.

In March 2009, we initiated certain restructuring actions to reorganize certain operations to further improve our cost structure. These actions resulted in the elimination of approximately 268 positions and were completed in the first quarter of 2009. We incurred approximately $2.2 million of restructuring costs associated with these actions. Of the restructuring and restructuring-related costs incurred, $2.1 million relates to the Components and Sensors segment and $0.1 million relates to the EMS segment.

In September 2008, we initiated certain restructuring actions to transfer and consolidate certain operations to improve our cost structure. These actions resulted in the elimination of approximately 400 positions and the write-off of certain leasehold improvements during the second half of 2008. These actions were substantially complete in December 2008. We incurred approximately $5.5 million in restructuring and restructuring-related costs as a result of these actions. Of the restructuring and restructuring-related costs incurred, $4.8 million relates to the Components and Sensors segment and $0.7 million relates to the EMS segment.

In November 2007, we announced a realignment of operations intended to create synergies by enhancing our shared services model to include manufacturing support functions at locations that serve more than one business. In addition, certain production lines were transferred to better serve key customers and leverage existing capacity. The realignment process was completed in the second quarter of 2008. As a result of this realignment, we incurred approximately $2.6 million and $0.6 million in restructuring and restructuring-related costs in 2007 and 2008, respectively. Of the restructuring and restructuring-related costs incurred, $0.9 million relates to the Components and Sensors segment and $2.3 million relates to the EMS segment.

See Note O, "Restructuring Charges," to our consolidated financial statements for further discussion.

Fair Value Measurements

Our non-financial assets that were measured and recorded at fair value on a non-recurring basis consisted of goodwill, intangible assets other than goodwill and long-lived assets. Such assets were classified as Level 3 within the fair value hierarchy. The fair value of these assets were determined using both an income approach, such as discounted cash flow analysis, and a market approach which uses current industry information. Refer to Note C, "Fair Value Measurements," to our consolidated financial statements for further discussion.

Our financial instruments consist primarily of cash, cash equivalents, trade receivables and payables, and obligations under short-term notes payable and long-term debt. Our long-term debt consists of a revolving debt agreement. The carrying values for cash and cash equivalents, and trade receivables and payables and short-term notes payable approximate fair value based on the short-term maturities of these instruments. We estimated the fair value of our long-term debt to be $70.0 million, which is equal to its carrying value. There is a ready market for our revolving credit agreement and it is classified within Level 2 of the fair value hierarchy as the market is not deemed to be active. Refer to Note C, "Fair Value Measurements," for further discussion.

Liquidity and Capital Resources

Overview

Cash and cash equivalents were $73.3 million at December 31, 2010, compared to $51.2 million at December 31, 2009. Total debt increased to $70.0 million on December 31, 2010 from $50.4 million on December 31, 2009 as we increased debt primarily to fund domestic working capital requirements as sales increased. Total debt as a percentage of total capitalization was 20.3% at the end of 2010, compared with 16.9% at the end of 2009. Total debt as a percentage of total capitalization is defined as the sum of notes payable, current portion of long-term debt and long-term debt as a percentage of total debt and shareholders' equity.

Working capital increased $43.2 million in 2010, primarily due to increases in cash and cash equivalents of $22.1 million, inventory of $22.5 million and accounts receivable of $24.2 million partially offset by an increase in accounts payable of $23.0 million.

Operating Activities

Net cash provided by operating activities was $19.3 million in 2010. Components of net cash provided by operating activities included net earnings of $22.0 million and depreciation and amortization expense of $17.6 million, add-backs of other non-cash items such as equity-based compensation, amortization of retirement benefit, deferred income taxes and restructuring and impairment charges totaling $12.8 million, which were partially offset by net changes in assets and liabilities of $24.2 million and an increase in prepaid pension asset of $8.9 million. The changes in assets and liabilities were primarily due to increased inventories of $21.9 million and increased accounts receivable of $23.7 million partially offset by increased accounts payable and accrued liabilities of $25.3 million all to support an increase in sales.

Net cash provided by operating activities was $46.6 million in 2009. Components of net cash provided by operating activities included a net loss of $34.1 million, restructuring and asset impairment charges of $35.4 million, depreciation and amortization expense of $19.5 million and net changes in assets and liabilities of $19.4 million, partially offset by an increase in prepaid pension asset of $8.5 million. The changes in assets and liabilities were primarily due to decreased accounts receivable of $24.0 million and decreased inventories of $17.1 million, partially offset by decreased accounts payable and accrued liabilities of $22.6 million.

Net cash provided by operating activities was $34.1 million in 2008. Components of net cash provided by operating activities included net earnings of $28.1 million, depreciation and amortization of $24.2 million and $5.6 million of restructuring charges, offset by an increase in the prepaid pension asset of $10.8 million and unfavorable changes in assets and liabilities of $12.6 million. The changes in assets and liabilities were due to decreased accounts payable and accrued liabilities of $26.7 million partially offset by decreased inventory of $9.6 million and decreased accounts receivable of $7.4 million.

Investing Activities

Net cash used in investing activities was $12.2 million in 2010, primarily for capital expenditures of $13.3 million, partially offset by proceeds of $1.5 million received primarily from the sales of an idle facility and undeveloped land.

Net cash used in investing activities was $5.9 million in 2009, primarily for capital expenditures of $6.5 million, partially offset by proceeds of $1.1 million received from the sale of an idle facility.

Net cash used in investing activities was $38.4 million in 2008, including $21.1 million paid for the acquisitions of Tusonix, Inc. and Orion Manufacturing, Inc. and $17.6 million of capital expenditures. See Note B, "Acquisitions," to our consolidated financial statements for further details on the acquisitions.

Free Cash Flow

The following table summarizes our free cash flow:

($ in millions)	Year Ended December 31, 2010	2009	2008
Net cash provided by operations	**$ 19.3**	$46.6	$ 34.1
Capital expenditures	**(13.3)**	(6.5)	(17.6)
Free cash flow	**$ 6.0**	$40.1	$ 16.5

Free cash flow is a non-GAAP financial measure that we define as net cash provided by operating activities less capital expenditures. The most directly comparable GAAP measure is net cash provided by operating activities.

Management uses free cash flow to evaluate financial performance and in strategic planning, specifically for investing and financing decisions. Management believes free cash flow is a useful measure because it reflects the performance of our overall operations more accurately than net cash provided by operating activities and because it provides investors with the same results that management used as the basis for making decisions about the business. Free cash flow is not an indicator of residual cash available for discretionary spending because it does not take into account mandatory debt service or other non-discretionary spending requirements that are not deducted in the calculation of free cash flow. Management takes these limitations into account when using free cash flow to make investing and financing decisions.

Financing Activities

Net cash provided by financing activities in 2010 was $15.6 million, consisting primarily of a net increase in long-term debt of $19.6 million, offset by $4.1 million in dividend payments. The additional debt was primarily used to meet usual working capital requirements as sales increased.

Net cash used in financing activities in 2009 was $34.6 million, primarily from settling $32.5 million of senior subordinated debentures in May 2009.

Net cash used in financing activities in 2008 was $2.1 million, which included $25.3 million paid to repurchase $27.5 million of our senior subordinated debentures at a discount, $7.0 million for the purchase of CTS common stock and dividend payments of $4.1 million, partially offset by $36.0 million of net proceeds from increased borrowing under our existing revolving credit agreement.

Capital Resources

Refer to Note G, "Debt," to our consolidated financial statements for further discussion.

Long-term debt was comprised of the following at December 31:

($ in thousands)	2010	2009
Revolving credit agreement, weighted-average interest rate of 1.1% (2010) and 1.1% (2009), due in 2015 and 2011, respectively	**$70,000**	$50,400
Less current maturities	**—**	—
Total long-term debt	**$70,000**	$50,400

Our principal sources of liquidity have been cash flow from operations and from our credit agreements. We historically have accessed various funding sources, including short-term and long-term unsecured bank lines of credit as well as the debt markets in the United States. We expect to have sufficient sources of liquidity to meet our future funding needs due to the multiple funding sources that have been, and continue to be, available to us.

On November 18, 2010, we entered into a $150 million, unsecured revolving credit agreement that expires in November 2015 and replaces a $100 million unsecured revolving credit agreement that was to expire in June 2011. The credit facility can be expanded to $200 million, subject to participating banks' approval. Interest rates on the revolving credit agreement fluctuate based upon the London Interbank Offered Rate and our quarterly total leverage ratio. We pay a commitment fee on the undrawn portion of the revolving credit agreement. The commitment fee varies based on the quarterly leverage ratio and was 0.375 percent per annum at December 31, 2010. The revolving credit agreement requires, among other things, that we comply with a maximum total leverage ratio and a minimum fixed charge coverage ratio. Failure to comply with these covenants could reduce our borrowing availability under the revolving credit agreement. We were in compliance with all debt covenants at December 31, 2010. The revolving credit agreement requires us to deliver quarterly financial statements, annual financial statements, auditors certifications and compliance certificates within a specified number of days after the end of a quarter and year. Additionally, the revolving credit agreement contains restrictions limiting our ability to: dispose of assets; incur certain additional debt; repay other debt or amend subordinated debt instruments; create liens on assets; make investments, loans or advances; make acquisitions or engage in mergers or consolidations; engage in certain transactions with our subsidiaries and affiliates; and make stock repurchases and dividend payments.

There was $70.0 million outstanding under the $150 million revolving credit agreement at December 31, 2010, and $50.4 million outstanding under the $100 million revolving credit agreement at December 31, 2009. The Company had $77.2 million available under the $150 million credit agreement at December 31, 2010, net of standby letters of credit of $2.8 million, and $46.8 million available under the $100 million credit agreement at December 31, 2009, net of standby letters of credit of $2.8 million.

In May 2008, our Board of Directors authorized a program to repurchase up to one million shares of CTS common stock in the open market at a maximum price of $13 per share. The authorization has no expiration. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. During 2008 we repurchased 22,500 shares at a total cost of $0.2 million. No repurchases were made in 2010 and 2009.

In June 2007, our Board of Directors authorized a program to repurchase up to two million shares of CTS common stock in the open market. The authorization expired on June 30, 2009. Reacquired shares were used to support equity-based compensation programs and for other corporate purposes. No repurchase was made in 2009. 689,800 shares were repurchased at a cost of approximately $6.8 million in 2008, which completed this program.

We have historically funded our capital and operating needs primarily through cash flows from operating activities, supported by available credit under our credit agreements. We believe that expected positive cash flows from operating activities and available borrowings under our current credit agreements will be adequate to fund our working capital, capital expenditures and debt service requirements for at least the next twelve months. However, we may choose to pursue additional equity and/or debt financing to provide additional liquidity and/or fund acquisitions.

Capital Requirements

The following table sets forth the impact that contractual obligations, as of December 31, 2010, are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period				
($ in millions)	Total	2011	2012-2013	2014 - 2015	2016-beyond
Long-term debt, including interest	$ 75.0	$ 9.2	$ 9.0	$56.8	$ —
Lease payments	25.7	6.5	8.3	5.3	5.6
Obligations related to uncertain tax positions	4.6	0.1	0.2	0.1	4.2
Purchase obligations	—	—	—	—	—
Retirement obligations	20.2	3.9	6.1	4.9	5.3
Total	$125.5	$19.7	$23.6	$67.1	$15.1

Purchase obligations are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. We purchase direct materials, generally related to customer orders, for production occurring at our manufacturing facilities around the world. These goods are secured using purchase orders, either blanket or discrete. Purchase orders commit us to take delivery of the quantities ordered generally over a specified delivery schedule. Our standard purchase order terms and conditions state that, should we cancel an order, we will reimburse our supplier only for the costs already incurred at the time of cancellation. Our purchase order cancellations generally occur due to order cancellation by a customer. If a customer cancels its order, our standard terms of sale provide for reimbursement of costs, including those related to our purchase orders. Therefore, these commitments are not included in purchase obligations.

Retirement obligations include defined benefit and other post-retirement benefits. Please refer to Note H, "Retirement Plans," and Note A, "Summary of Significant Accounting Policies," to our consolidated financial statements, for additional information related to the retirement plans, including important assumptions.

We utilize a market-related approach in deriving the fair value of plan assets. We do not expect any significant change in the approach in 2011. For plan asset allocation details, please refer to Note H, "Retirement Plans," to our consolidated financial statements. We do not expect to make changes to the asset allocation in 2011. However, we may elect to make changes to the asset allocation based on the performance of different asset categories after conducting investment portfolio reviews, annual liability measurements and asset/liability studies on a regular basis.

During 2010, actual returns on plan assets deviated significantly from expected returns on plan assets. The deviation between expected and actual returns was primarily due to improving market conditions. We do not expect to make any cash contributions to the U.S. defined benefit plans in the foreseeable future.

We have no off-balance sheet arrangements that have a material current effect or are reasonably likely to have a material future effect on our financial condition or changes in our financial condition.

2011 Outlook

Looking ahead to 2011, assuming no new economic weakness, we anticipate full-year 2011 sales to increase in the range of 9% to 13% over 2010 and diluted earnings per share to be in the range of $0.70 to $0.75. Normal quarterly seasonality is expected with stronger second and fourth quarters compared to the first and third quarters.

Subsequent Events

In January 2011, we acquired certain assets and assumed certain liabilities of Fordahl SA, a privately held company located in Brugg, Switzerland. This business was acquired with $2.9 million cash on hand. The assets acquired include machinery and equipment, inventory and certain intellectual property.

The Fordahl SA product line includes high-performance temperature compensated crystal oscillators and voltage controlled crystal oscillators. This product line is expected to expand our frequency product portfolio from clocks and crystals to highly-engineered precision ovenized oscillators. This acquisition is expected to add new customers and to open up new market opportunities for us.

This acquisition will be accounted for using the acquisition method of accounting whereby the total purchase price will be allocated to tangible and intangible assets based on the fair market values on the date of acquisition. The pro forma effects of the results of this acquisition are immaterial to our results of operations.

Recent Accounting Pronouncements

ASU 2010-06, "Fair Value Measurements and Disclosures — Improving Disclosures about Fair Value Measurements"

In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-06, "Fair Value Measurements and Disclosures — Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"), that amends Accounting Standards Codification ("ASC") Subtopic 820-10, "Fair Value Measurements and Disclosures — Overall," and requires reporting entities to disclose (1) the amount of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers, and (2) separate information about purchases, sales, issuance and settlements in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). ASU 2010-06 also requires reporting entities to provide fair value measurement disclosures for each class of assets and liabilities and disclose the inputs and valuation techniques for fair value measurements that fall within Levels 2 and 3 of the fair value hierarchy. These disclosures and clarification are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuance, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. We adopted the provisions of ASU 2010-06 and the provisions of ASU 2010-06 did not have a material impact on our consolidated financial statements.

ASU 2010-09, "Subsequent Events — Amendments to Certain Recognition and Disclosure Requirements"

In February 2010, the FASB issued ASU 2010-09, "Subsequent Events — Amendments to Certain Recognition and Disclosure Requirements" ("ASU 2010-09"), that amends ASC Subtopic 855-10, "Subsequent Events — Overall" ("ASC 855-10"). ASU 2010-09 requires an SEC filer to evaluate subsequent events through the date that the financial statements are issued but removed the requirement to disclose this date in the notes to the entity's financial statements. The amendments are effective upon issuance of the final update and accordingly, we have adopted the provisions of ASU 2010-09. The adoption of these provisions did not have a material impact on our consolidated financial statements.

ASU 2010-28, "Intangibles — Goodwill and Other — When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts"

In December 2010, the FASB issued ASU 2010-28, "Intangibles — Goodwill and Other — When to Perform Step 2 of the Goodwill Impairment test for Reporting Units with Zero or Negative Carrying Amounts" ("ASU 2010-28"), that amends ASC Subtopic 350-20, "Intangibles — Goodwill and Other," and requires entities with reporting units that have carrying amounts that are zero or negative to assess whether it is more likely than not that the reporting units' goodwill is impaired. In considering whether it is more likely than not that goodwill impairment exists, the entities shall evaluate whether there are adverse qualitative factors. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting units. ASU 2010-08 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2010. Early adoption is not permitted. The adoption of these provisions is not expected to have a material impact on our consolidated financial statements.

ASU 2010-29, "Business Combinations — Disclosure of Supplementary Pro Forma Information for Business Combinations"

In December 2010, the FASB issued ASU 2010-29, "Business Combinations — Disclosure of Supplementary Pro Forma Information for Business Combinations," ("ASU 2010-29"), that amends AC Subtopic 805-50, "Business Combinations — Disclosures," and requires public entities that are required to present comparative financial statements to disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendment also requires public entities to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. We adopted the provisions of ASU 2010-29. The adoption of these provisions did not have a material impact on our consolidated financial statements.

* * * * *

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and
Shareholders CTS Corporation

We have audited the accompanying consolidated balance sheets of CTS Corporation (an Indiana corporation) and Subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of earnings (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under Schedule II — Valuation and Qualifying Accounts as of December 31, 2010 and 2009. We also have audited the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by COSO.

Chicago, Illinois
February 23, 2011

CTS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS/(LOSS)

(In thousands of dollars except per share amounts)

	Year Ended December 31, 2010	2009	2008
Net sales	**$552,641**	$498,982	$691,707
Costs and expenses:			
Cost of goods sold	**432,731**	400,142	554,634
Selling, general and administrative expenses	**72,310**	67,119	82,370
Research and development expenses	**18,313**	14,154	18,306
Restructuring charges — Note O	**1,444**	2,243	5,567
Goodwill impairment	—	33,153	—
Operating earnings/(loss)	**27,843**	(17,829)	30,830
Other (expense)/income:			
Interest expense	**(1,074)**	(1,878)	(6,193)
Interest income	**385**	156	1,421
Other	**872**	(863)	197
Total other income/(expense)	**183**	(2,585)	(4,575)
Earnings/(loss) before income taxes	**28,026**	(20,414)	26,255
Income tax expense/(benefit) — Note J	**5,988**	13,636	(1,807)
Net earnings/(loss)	**$ 22,038**	$ (34,050)	$ 28,062
Net earnings/(loss) per share — Note D			
Basic	**$ 0.65**	$ (1.01)	$ 0.83
Diluted	**$ 0.63**	$ (1.01)	$ 0.81

The accompanying notes are an integral part of the consolidated financial statements.

CTS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of dollars except share amounts)

	December 31, 2010	2009
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 73,315**	$ 51,167
Accounts receivable, less allowances (2010 — $1,269, 2009 — $2,119)	**95,930**	71,718
Inventories, net		
Finished goods	**8,594**	7,220
Work-in-process	**16,394**	12,941
Raw materials	**51,897**	34,187
Total inventories, net	**76,885**	54,348
Current deferred tax asset — Note J	**12,153**	10,367
Other current assets	**8,372**	6,135
Total current assets	**266,655**	193,735
Property, plant and equipment		
Land	**2,221**	2,998
Buildings and improvements	**85,271**	96,776
Machinery and equipment	**235,383**	245,997
Total property, plant and equipment	**322,875**	345,771
Accumulated depreciation	**(244,662)**	(264,651)
Net property, plant and equipment	**78,213**	81,120
Other assets		
Prepaid pension asset — Note H	**44,075**	29,373
Goodwill — Note E	**500**	500
Other intangible assets, net — Note E	**31,432**	33,938
Deferred income taxes — Note J	**59,956**	68,331
Other assets	**1,753**	660
Total other assets	**137,716**	132,802
Total Assets	**$ 482,584**	$ 407,657
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Notes payable — Note F	**$ —**	$ —
Accounts payable	**75,384**	52,344
Accrued salaries, wages and vacation	**16,937**	12,980
Income taxes payable	**3,907**	2,843
Other accrued liabilities	**23,872**	22,349
Total current liabilities	**120,100**	90,516
Long-term debt — Note G	**70,000**	50,400
Other long-term obligations — Notes H and J	**18,234**	19,287
Contingencies — Note M	**—**	—
Shareholders' Equity		
Preferred stock — authorized 25,000,000 shares without par value; none issued	**—**	—
Common stock — authorized 75,000,000 shares without par value; 54,517,560 shares issued at December 31, 2010 and 54,213,931 shares issued at December 31, 2009	**285,515**	282,491
Additional contributed capital	**37,775**	37,675
Retained earnings	**335,524**	317,582
Accumulated other comprehensive loss	**(87,555)**	(93,285)
	571,259	544,463
Cost of common stock held in treasury (2010 and 2009 — 20,320,759 shares — Note K)	**(297,009)**	(297,009)
Total shareholders' equity	**274,250**	247,454
Total Liabilities and Shareholders' Equity	**$ 482,584**	$ 407,657

The accompanying notes are an integral part of the consolidated financial statements.

CTS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of dollars)

	Year Ended December 31, 2010	2009	2008
Cash flows from operating activities:			
Net earnings/(loss)	$ **22,038**	$ (34,050)	$ 28,062
Adjustments to reconcile net earnings/(loss) to net cash provided by operating activities:			
Depreciation and amortization	**17,565**	19,531	24,178
Prepaid pension asset	**(8,935)**	(8,548)	(10,788)
Amortization of retirement benefit adjustments — Note H	**4,795**	5,359	2,237
Equity-based compensation — Note I	**4,035**	3,555	3,375
Deferred income taxes — Note J	**2,577**	5,987	(5,902)
Goodwill impairment	**—**	33,153	—
Restructuring charge — Note O	**1,444**	2,243	5,567
Changes in assets and liabilities, net of effects from acquisitions			
Accounts receivable	**(23,665)**	24,023	7,377
Inventories	**(21,878)**	17,078	9,585
Accounts payable	**22,186**	(19,761)	(16,181)
Accrued liabilities	**2,474**	(2,843)	(10,514)
Income taxes payable	**641**	(4,284)	(422)
Other	**(3,953)**	5,153	(2,475)
Total adjustments	**(2,714)**	80,646	6,037
Net cash provided by operations	**19,324**	46,596	34,099
Cash flows from investing activities:			
Proceeds from sale of assets	**1,537**	1,356	308
Capital expenditures	**(13,271)**	(6,537)	(17,647)
Payment for acquisitions, net of cash acquired — Note B	**—**	—	(21,054)
Earnout payments related to 2008 acquisition	**(500)**	(750)	—
Net cash used in investing activities	**(12,234)**	(5,931)	(38,393)
Cash flows from financing activities:			
Borrowings of long-term debt	**3,493,419**	2,902,600	1,662,550
Payments of long-term debt	**(3,473,819)**	(2,932,700)	(1,651,823)
Borrowings of short-term notes payable	**3,515**	9,206	6,426
Payments of short-term notes payable	**(3,515)**	(9,206)	(7,426)
Purchase of treasury stock	**—**	—	(7,037)
Dividends paid	**(4,089)**	(4,056)	(4,063)
Other	**42**	(438)	(719)
Net cash provided by/(used in) financing activities	**15,553**	(34,594)	(2,092)
Effect of exchange rate changes on cash	**(495)**	468	(1,854)
Net increase/(decrease) in cash and cash equivalents	**22,148**	6,539	(8,240)
Cash and cash equivalents at beginning of year	**51,167**	44,628	52,868
Cash and cash equivalents at end of year	$ **73,315**	$ 51,167	$ 44,628
Supplemental cash flow information			
Cash paid during the year for:			
Interest	$ **926**	$ 1,056	$ 3,315
Income taxes — net	$ **3,770**	$ 8,480	$ 4,821

Supplemental schedule of non-cash investing and financing activities:

Refer to Note B, "Acquisitions," for further discussion on non-cash investing and financing activities.

The accompanying notes are an integral part of the consolidated financial statements.

CTS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands of dollars except share and per share amounts)

	Common Stock	Additional Contributed Capital	Retained Earnings	Accumulated Other Comprehensive Earnings/ (Loss)	Comprehensive Earnings/ (Loss)	Treasury Stock	Total
Balances at January 1, 2008	$278,916	$35,555	$331,675	$(29,808)		$(289,972)	$326,366
Net earnings			28,062		28,062		28,062
Cumulative translation adjustment				(9,111)	(9,111)		(9,111)
Other comprehensive income, net of tax of $39,814							
Prior service costs				324	324		324
Unrecognized loss				(60,031)	(60,031)		(60,031)
Comprehensive loss					$(40,756)		
Cash dividends of $0.12 per share			(4,043)				(4,043)
Issued 7,100 shares on exercise of stock option — net	61						61
Issued 105,011 shares on vesting of restricted stock units	1,289	(1,724)					(435)
Acquired 714,300 shares for treasury stock						(7,037)	(7,037)
Tax cost on vesting of restricted stock units		(58)					(58)
Stock compensation		3,375					3,375
Balances at December 31, 2008	$280,266	$37,148	$355,694	$(98,626)		$(297,009)	$277,473
Net loss			(34,050)		(34,050)		(34,050)
Cumulative translation adjustment, net of tax of $1,366					3,299	3,299	3,299
Other comprehensive income, net of tax of $1,987							
Prior service costs					(252)	(252)	(252)
Unrecognized gain					2,294	2,294	2,294
Comprehensive loss						$ (28,709)	
Cash dividends of $0.12 per share			(4,062)				(4,062)
Issued 181,947 shares on vesting of restricted stock units	2,225	(2,590)					(365)
Tax cost on vesting of restricted stock units		(438)					(438)
Stock compensation		3,555					3,555
Balances at December 31, 2009	$282,491	$37,675	$317,582	$(93,285)		$(297,009)	$247,454
Net earnings			22,038			22,038	22,038
Cumulative translation adjustment, net of tax of $1,047					(1,715)	(1,715)	(1,715)
Other comprehensive income, net of tax of $5,136							
Prior service costs					476	476	476
Unrecognized gain					6,969	6,969	6,969
Comprehensive gain						$ 27,768	
Cash dividends of $0.12 per share			(4,096)				(4,096)
Issued 17,500 shares on vesting of stock option — net	131						131
Issued 286,129 shares on vesting of restricted stock units	2,893	(3,885)					(992)
Tax cost on vesting of restricted stock units		(50)					(50)
Stock compensation		4,035					4,035
Balances at December 31, 2010	$285,515	$37,775	$335,524	$(87,555)		$(297,009)	$274,250

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A — Summary of Significant Accounting Policies

Business: CTS Corporation ("CTS" or the "Company") is a global manufacturer of electronic components and sensors and a supplier of electronic manufacturing services. The Company designs, manufactures, assembles, and sells a broad line of electronic components and sensors and provides electronic manufacturing services primarily to original equipment manufacturers ("OEMs"). CTS operates manufacturing facilities located throughout North America, Asia and Europe and services major markets globally.

Principles of Consolidation: The consolidated financial statements include the accounts of CTS and its wholly-owned subsidiaries. Refer to Note B, "Acquisitions," for a discussion of the acquisitions made by CTS. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates: The preparation of financial statements in conformity within the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Foreign Currencies: The financial statements of CTS' non-U.S. subsidiaries, except the U.K. subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency with all remeasurement adjustments included in the determination of net earnings/(loss). CTS' Consolidated Statements of Earnings/(Loss) include approximately $0.7 million of foreign currency gain for the year ended December 31, 2010, and $1.1 and $1.3 million of foreign currency loss for the years ended December 31, 2009 and December 31, 2008, respectively.

The assets and liabilities of CTS' U.K. subsidiary are translated into U.S. dollars at the current exchange rate at period end, with resulting translation adjustments made directly to the "accumulated other comprehensive earnings/(loss)" component of shareholders' equity. Statement of earnings/(loss) accounts are translated at the average rates during the period.

Comprehensive Earnings/(Loss): The components of comprehensive earnings/(loss) for CTS include foreign currency translation adjustments, unrecognized pension gains/(losses) and prior service costs, and net earnings, and are reported within the Consolidated Statements of Shareholders' Equity in the columns titled "Comprehensive Earnings/(Loss)" and "Accumulated Other Comprehensive Earnings/(Loss)."

The table below shows the components of accumulated other comprehensive earnings/(loss) at December 31:

($ in thousands)	2010	2009
Accumulated translation, net of tax	$ 161	$ 1,876
Unrecognized amounts relating to benefit plans, net of tax:		
Net loss	(86,298)	(93,267)
Prior service costs	(1,418)	(1,894)
Accumulated other comprehensive loss	$(87,555)	$(93,285)

Revenue Recognition: Substantially all of CTS' revenues are from product sales. CTS recognizes revenue from product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the sales price is fixed or determinable, and collection of the related receivable is probable, which is generally at the time of shipment. The Company has agreements with its distributors that provide limited rights of return within a limited time and protection against price reductions initiated by the Company. The effect of these programs is estimated based on historical experience and current economic conditions and provisions are recorded at the time of shipment. CTS customers typically have a right to return products that they consider to be defective. Revenue is recorded net of estimated returns of products, based on management's analysis of historical returns, current economic trends, and changes in customer demands. All fees billed to the customer for shipping and handling is classified as a component of net sales. All costs associated with shipping and handling is classified as a component of cost of sales. Provisions for returns and other adjustments are provided for in the same period the related sales are recorded based on experience and other relevant factors. CTS classifies sales taxes on a net basis in its consolidated financial statements.

Concentration of Credit Risk: The majority of cash and cash equivalents, is maintained in demand deposits, AAA money market mutual funds, and in U.S. government securities, with the remainder maintained with several major financial institutions. Deposits with these banks exceed the amount of insurance provided on such deposits; however, the deposits typically may be redeemed upon demand and, therefore, bear minimal risk.

Trade receivables subject CTS to the potential for credit risk with major customers. CTS sells its products to customers principally in the automotive, communications, computer, medical, industrial, and defense and aerospace markets, primarily in North America, Europe, and Asia. CTS performs ongoing credit evaluations of its customers to minimize credit risk. CTS does not require collateral. The allowance for doubtful accounts is based on management's estimates of the collectability of its accounts receivable after analyzing historical bad debts, customer concentrations, customer credit worthiness, and current economic trends. Uncollectible trade receivables are charged against the allowance for doubtful accounts when all reasonable efforts to collect the amounts due have been exhausted. Sales to any customer did not exceed 10% of total net sales for the years ended December 31, 2010 and December 31, 2009. Sales to Hewlett-Packard Company ("Hewlett-Packard") were 11% of net sales for the year ended December 31, 2008. Significant sales to a single customer expose CTS to a concentration of credit risk. Management, however, believes the likelihood of incurring material losses due to concentration of credit risk is remote.

Research and Development: Research and development costs include expenditures for planned search and investigation aimed at discovery of new knowledge to be used to develop new products or processes or to significantly enhance existing products or production processes. Research and development costs also include the implementation of the new knowledge through design, testing of product alternatives, or construction of prototypes. CTS expenses all research and development costs as incurred.

Earnings/(Loss) Per Share: Basic earnings/(loss) per share excludes any dilution and is computed by dividing net earnings/(loss) available to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings/(loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock resulted in the issuance of common stock that shared in CTS' earnings. Diluted earnings/(loss) per share is computed by dividing net earnings/(loss) adjusted for the after-tax effect of interest on dilutive convertible debt by the weighted-average number of common shares outstanding during the period plus the incremental shares that would have been outstanding upon the assumed exercise of dilutive securities. If the common stock equivalents have an anti-dilutive effect, they are excluded from the computation of diluted earnings/(loss) per share. Refer also to Note D, "Earnings/(Loss) Per Share."

Equity-Based Compensation: CTS recognizes expense related to the fair value of equity-based compensation awards in the Consolidated Statements of Earnings/(Loss). CTS had stock options and restricted stock units outstanding at December 31, 2010. Refer to Note I, "Equity-Based Compensation," for further discussion.

The Company estimates the fair value of stock option awards on the date of grant using the Black-Scholes option-pricing model. A number of assumptions are used by the Black-Scholes option-pricing model to compute the grant date fair value, including expected price volatility, option term, risk-free interest rate, and dividend yield. These assumptions are established at each grant date based upon current information at that time. Expected volatilities are based on historical volatilities of the Company's stock. The expected option term is derived from historical data on exercise behavior. Different expected option terms result from different groups of employees exhibiting different behavior. The dividend yield is based on historical dividend payments. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve at the time of grant. The fair value of awards that are ultimately expected to vest is recognized as expense over the requisite service periods in the Consolidated Statements of Earnings/(Loss).

The grant date fair values of our service-based and our performance-based restricted stock units ("RSUs") are the closing prices of our stock on the date of grant. The grant date fair value of our market-based RSU is determined by using a simulation or Monte Carlo approach. Under this approach, stock returns from comparator group companies are simulated over the performance period, considering both stock returns volatility and the correlation of returns. The simulated results are then used to estimate the future payout based on the performance/payout relationship established by the conditions of the award. The future payout is discounted to the measurement date using the risk-free interest rate.

Both CTS' stock options and restricted stock units primarily have a graded-vesting schedule. CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

Cash and Cash Equivalents: CTS considers all highly liquid investments with maturities of three months or less from the purchase date to be cash equivalents. Cash includes cash held in domestic and foreign bank accounts. Deposits with these banks exceed the amount of insurance provided on such deposits; however, the deposits typically may be redeemed upon demand and, therefore, bear minimal risk.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Income Taxes: Deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, we consider tax regulations of the jurisdictions in which we operate, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning and strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on a "more likely than not" criteria.

The Company recognizes the benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the "more likely than not" threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. Refer to Note J, "Income Taxes."

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method. Depreciation on leasehold improvements is computed over the shorter of the useful lives of the improvements or the lease term. Useful lives for buildings and improvements range from 10 to 45 years. Machinery and equipment useful lives range from three to eight years. Amounts expended for maintenance and repairs are charged to expense as incurred. Upon disposition, any related gains or losses are included in operating earnings.

CTS assesses the carrying value of long-lived assets and the remaining useful lives whenever events or changes in circumstances indicate an impairment may have occurred. If the undiscounted future cash flows expected to result from the use of the related assets are less than the carrying value of such assets, an impairment charge may be required to reduce the carrying value of the long-lived assets to fair value. Refer to Note C, "Fair Value Measurements," for further discussion.

Retirement Plans: CTS has various defined benefit and defined contribution retirement plans. CTS' policy is to annually fund the defined benefit pension plans at or above the minimum required by law. CTS (1) recognizes the funded status of a benefit plan (measured as the difference between plan assets at fair value and the benefit obligation) in the Company's statement of financial position; (2) recognizes the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit/cost as a component of other comprehensive income; and (3) measures defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position. Refer to Note H, "Retirement Plans."

Goodwill and Other Intangible Assets: CTS does not amortize goodwill, but tests it for impairment annually using a fair value approach at the reporting unit level. A reporting unit is the operating segment, or a business one level below that operating segment (the "component" level) if discrete financial information is prepared and regularly reviewed by senior management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. During the first quarter of 2009, CTS' market capitalization dropped below the net book value of its equity, thus creating a triggering event. This difference was considered while determining if any goodwill impairment exists. The Company completed its impairment analysis during the first quarter of 2009, and determined that goodwill was impaired at the end of the first quarter of 2009. Accordingly, the Company wrote-off approximately $33.2 million of goodwill related to CTS' prior acquisitions in the first quarter of 2009. The impairment charge is reported as part of consolidated operating earnings/(loss). CTS had approximately $0.5 million of goodwill at December 31, 2010 and 2009, respectively.

Generally, CTS amortizes the cost of other finite-lived intangibles over a straight-line basis using their estimated useful lives except for the cost of intangibles acquired in the Tusonix, Inc. ("Tusonix") and Orion Manufacturing Inc. ("Orion") acquisitions which are amortized using a double-declining balance method over their estimated useful lives. CTS assesses useful lives based on the period over which the asset is expected to contribute to CTS' cash flows. CTS reviews the carrying value of its intangible assets whenever events or changes in circumstances indicate an impairment may have occurred. If impaired, the asset is written down to fair value based on either discounted cash flows or appraised values. Refer to Note E, "Intangible Assets," and Note C, "Fair Value Measurements," for further discussion.

Financial Instruments: CTS' financial instruments consist primarily of cash, cash equivalents, trade receivables and payables, and obligations under short-term notes payable and long-term debt. CTS' long-term debt consists of a revolving debt agreement. The carrying values for cash and cash equivalents, and trade receivables and payables and short-term notes payable approximate fair value based on the short-term maturities of these instruments. CTS estimated the fair value of its long-term debt to be $70 million, which is equal to its carrying value. There is a ready market for CTS' revolving credit debt and is classified within Level 2 of the fair value hierarchy as the market is not deemed to be active. Refer to Note C, "Fair Value Measurements," for further discussion.

Amortization of Debt Issue Costs: CTS had debt issue costs related to the Company's long-term debt that are being amortized using the straight-line method over the life of the debt or, for convertible debt, the period until the debt is first convertible into common stock. Amortization expense totaled $0.2 million in 2010, $0.3 million in 2009, and $0.5 million in 2008 and is included in interest expense in the accompanying Consolidated Statements of Earnings/(Loss).

Treasury Stock: CTS uses the cost method to account for its common stock repurchases. No purchases were made during 2010 and 2009.

Reclassifications: Certain reclassifications have been made for the periods presented in the consolidated financial statements to conform to the classifications adopted in 2010.

Recent Accounting Pronouncements

ASU 2010-06, "Fair Value Measurements and Disclosures — Improving Disclosures about Fair Value Measurements"

In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-06, "Fair Value Measurements and Disclosures — Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"), that amends Accounting Standards Codification ("ASC") Subtopic 820-10, "Fair Value Measurements and Disclosures — Overall," and requires reporting entities to disclose (1) the amount of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers, and (2) separate information about purchases, sales, issuance and settlements in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). ASU 2010-06 also requires reporting entities to provide fair value measurement disclosures for each class of assets and liabilities and disclose the inputs and valuation techniques for fair value measurements that fall within Levels 2 and 3 of the fair value hierarchy. These disclosures and clarification are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuance, and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company adopted the provisions of ASU 2010-06 and the provisions of ASU 2010-06 did not have a material impact on CTS' consolidated financial statements.

ASU 2010-09, "Subsequent Events — Amendments to Certain Recognition and Disclosure Requirements"

In February 2010, the FASB issued ASU 2010-09, "Subsequent Events — Amendments to Certain Recognition and Disclosure Requirements" ("ASU 2010-09"), that amends ASC Subtopic 855-10, "Subsequent Events — Overall" ("ASC 855-10"). ASU 2010-09 requires an SEC filer to evaluate subsequent events through the date that the financial statements are issued but removed the requirement to disclose this date in the notes to the entity's financial statements. The amendments are effective upon issuance of the final update and accordingly, CTS has adopted the provisions of ASU 2010-09. The adoption of these provisions did not have a material impact on CTS' consolidated financial statements.

ASU 2010-28, "Intangibles — Goodwill and Other — When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts"

In December 2010, the FASB issued ASU 2010-28, "Intangibles — Goodwill and Other — When to Perform Step 2 of the Goodwill Impairment test for Reporting Units with Zero or Negative Carrying Amounts" ("ASU 2010-28"), that amends ASC Subtopic 350-20, "Intangibles — Goodwill and Other," and requires entities with reporting units that have carrying amounts that are zero or negative to assess whether it is more likely than not that the reporting units' goodwill is impaired. In considering whether it is more likely than not that a goodwill impairment exists, the entities shall evaluate whether there are adverse qualitative factors. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting units. ASU 2010-08 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2010. Early adoption is not permitted. The adoption of these provisions is not expected to have a material impact on CTS' consolidated financial statements.

ASU 2010-29, "Business Combinations — Disclosure of Supplementary Pro Forma Information for Business Combinations"

In December 2010, the FASB issued ASU 2010-29, "Business Combinations — Disclosure of Supplementary Pro Forma Information for Business Combinations," ("ASU 2010-29"), that amends AC Subtopic 805-50, "Business Combinations — Disclosures," and requires public entities that are required to present comparative financial statements to disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendment also requires public entities to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. CTS adopted the provisions of ASU 2010-29. The adoption of these provisions did not have a material impact on CTS' consolidated financial statements.

NOTE B — Acquisitions

In 2008, CTS acquired, with cash, 100% of the outstanding capital stock of the following two entities for $21.1 million, net of $1.3 million cash received.

- Tusonix, based in Tucson, Arizona, a leader in the design and manufacture of ceramic electromagnetic interference and radio frequency interference ("EMI/RFI") filters; and
- Orion, based in San Jose, California, a contract electronics manufacturer.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the dates of acquisition:

($ in thousands)	Tusonix At January 28, 2008	Orion At March 12, 2008	Total
Current assets	$ 6,517	$ 8,348	$14,865
Property, plant and equipment	4,792	785	5,577
Amortizable intangible assets	2,500	1,300	3,800
Goodwill	1,860	6,636	8,496
Other long-term assets	25	24	49
Fair value of assets acquired, including $1,295 cash acquired	15,694	17,093	32,787
Less fair value of liabilities acquired	3,204	7,234	10,438
Net assets acquired	12,490	9,859	22,349
Cash acquired	1,295	—	1,295
Net cash paid	$11,195	$ 9,859	$21,054

The acquisition of Tusonix expands CTS' technology and customer base within the Components and Sensors segment. The acquisition of Orion enables CTS' Electronic Manufacturing Services ("EMS") segment to achieve significant synergies by combining the Orion operation with the CTS operation in Santa Clara, California. It also expands CTS' customer base in certain target markets.

Under the terms of the Orion agreement, CTS accrued $0.50 million and $0.75 million at December 31, 2009 and December 31, 2008, respectively, of contingent earn-out payments based on the achievement of certain financial targets in 2008 and 2009. These amounts were paid in the following years. Contingencies earned under the terms of this agreement were recorded as an adjustment to the purchase price.

These acquisitions were accounted for using the purchase method of accounting whereby the total purchase price was allocated to tangible and intangible assets based on the fair market values on the date of acquisition. The pro forma effects of the results of these acquisitions were immaterial to CTS' results of operations.

CTS determined the purchase price allocations on the acquisitions based on estimates of the fair values of the assets acquired and liabilities assumed. These estimates were arrived at using recognized valuation techniques. The purchase price allocations for both acquisitions were finalized as of March 29, 2009.

Goodwill recognized in those transactions amounted to $8.5 million and is not deductible for tax purposes. Of this goodwill, $6.6 million was assigned to the EMS segment and $1.9 million was assigned to the Components and Sensors segment. In December 2009, CTS recorded an additional $0.5 million of goodwill related to the Orion acquisition. In addition, CTS also recognized $2.5 million and $1.3 million of customer list intangibles for Tusonix and Orion, respectively. These intangibles are amortized over a period of 15 years and 10 years for Tusonix and Orion, respectively. During the first quarter of 2009, CTS impaired $8.5 million of goodwill related to these acquisitions. Refer to Note C, "Fair Value Measurements," for further discussion.

NOTE C — Fair Value Measurements

Goodwill represents the excess of the cost of businesses acquired over the fair value of the assets acquired and liabilities assumed. CTS does not amortize goodwill, but tests it for impairment annually using a fair value approach at the reporting unit level. A reporting unit is the operating segment, or a business one level below that operating segment or the component level if discrete financial information is prepared and regularly reviewed by senior management. However, components are aggregated as a single reporting unit if they have similar economic characteristics.

Generally accepted accounting principles stipulate that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below the carrying amount. A two-step method is used to measure the amount of an impairment loss. The first step requires the Company to determine the fair value of the reporting unit and compare that fair value to the net book value of the reporting unit. The fair value of the reporting unit is determined using various valuation techniques, including a discounted cash flow analysis (an income approach) and a market approach which uses current industry information. The second step requires the Company to determine the implied fair value of goodwill and measure the impairment loss as the difference between the book value of the goodwill and the implied fair value of the goodwill. The implied fair value of goodwill must be determined in the same manner as if CTS had acquired those reporting units.

During the fourth quarter of 2008, our market capitalization dropped below the net book value of our equity. We considered this difference while completing our annual goodwill impairment testing as of December 31, 2008. This test concluded that our goodwill was not impaired. In reaching our conclusion relative to this market capitalization difference, we used the average CTS stock price for a recent number of days prior to December 31, 2008 and a conservative control premium based on comparative market transactions in our industry. Our analysis assumed revenue growth of approximately 8% over an extended period of time.

In light of a decline in CTS' market capitalization in the first quarter of 2009, CTS determined that an interim impairment test was necessary at the end of the first quarter of 2009 for both of its reporting units, EMS and Components and Sensors. After completing step one of the prescribed test, CTS determined that the estimated fair values of both reporting units were less than their book values on March 29, 2009. CTS performed the step two test and concluded that the reporting units' goodwill were impaired. As a result, an impairment loss of $33.2 million was recorded in the first quarter of 2009. Of the $33.2 million impairment loss, $30.8 million was related to the EMS reporting unit and $2.4 million was related to the Components and Sensors reporting unit. This non-cash goodwill impairment has no impact on CTS' debt covenants.

The following table reconciles the beginning and ending balances of CTS' goodwill for the periods ended December 31, 2010 and December 31, 2009:

($ in thousands)	EMS	Components & Sensors	Total
Balance at January 1, 2009	$ 30,780	$ 2,370	$ 33,150
Purchase accounting adjustment	—	3	3
Impairment loss — first quarter 2009	(30,780)	(2,373)	(33,153)
Addition to goodwill due to earn-out	500	—	500
Balance at December 31, 2009	500	—	500
2010 activity	—	—	—
Balance at December 31, 2010	$ 500	$ —	$ 500

The table below summarizes the non-financial assets that were measured and recorded at fair value on a non-recurring basis as of December 31, 2010 and the losses recorded during the period ended December 31, 2010 on those assets:

($ in thousands) Description	Carrying Value at December 31, 2010	Quoted Prices in Active Markets for Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Loss For Year Ended December 31, 2010
Goodwill	$ 500	$—	$—	$ 500	$ —
Intangible assets, other than goodwill	$31,432	$—	$—	$31,432	—
Long-lived assets	$78,213	$—	$—	$78,213	150
					$150

The fair value of these assets were measured and recorded using an income approach. Projected future cash flows related to these assets were used under this approach to determine their fair values.

The table below summarizes the financial liability that was measured and recorded at fair value on a recurring basis as of December 31 2010:

($ in thousands) Description	Carrying Value at December 31, 2010	Quoted Prices in Active Markets for Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Loss For Year Ended December 31, 2010
Long-term debt	$70,000	$—	$70,000	$—	$—

The fair value of long-term debt was measured and recorded using a market approach which uses current industry information.

NOTE D — Earnings/(Loss) Per Share

The table below provides a reconciliation of the numerator and denominator of the basic and diluted earnings/(loss) per share ("EPS") computations. Basic earnings/(loss) per share is calculated using the weighted average number of common shares outstanding as the denominator and net earnings/(loss) as the numerator. Diluted earnings/(loss) per share is calculated by adding all potentially dilutive shares to the weighted average number of common shares outstanding for the numerator. The if-converted method, whereby interest expense (on a net-of-tax basis) from the convertible senior subordinated debentures is added to net earnings/(loss) for the numerator. All anti-dilutive shares are excluded from the computation of diluted earnings/(loss) per share.

The calculations below provide net earnings/(loss), average common shares outstanding, and the resultant earnings/(loss) per share for both basic and diluted EPS for the years ended December 31, 2010, 2009, and 2008.

($ in thousands, except per share amounts)	Net Earnings (Numerator)	Shares (In thousands) (Denominator)	Per Share Amount
2010			
Basic EPS	$ 22,038	34,090	$ 0.65
Effect of dilutive securities:			
Equity-based compensation plans		—	759
Diluted EPS	$ 22,038	34,849	0.63
2009			
Basic EPS	$(34,050)	33,823	$(1.01)
Effect of dilutive securities:			
Equity-based compensation plans	—	—	—
Convertible debt	—	—	—
Diluted EPS	$(34,050)	33,823	$(1.01)
2008			
Basic EPS	$ 28,062	33,728	$ 0.83
Effect of dilutive securities:			
Equity-based compensation plans	—	453	—
Convertible debt	2,433	3,683	—
Diluted EPS	$ 30,495	37,864	$ 0.81

The following table shows the securities that could potentially dilute EPS in the future, but have been excluded from the 2010, 2009, and 2008 diluted earnings/(loss) per share calculations because they are either anti-dilutive or the exercise price exceeds the average market price.

(Number of shares in thousands)	Year Ended December 31, 2010	2009	2008
Stock options	**587**	1,179	810
Restricted stock units	—	1,103	—
Securities related to the subordinated convertible debt	—	738	—

NOTE E — Intangible Assets

CTS has the following intangible assets as of December 31:

	2010		2009	
($ in thousands)	**Gross Carrying Amount**	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Customer lists/relationships	**$51,084**	**$(19,999)**	$51,084	$(17,544)
Patents	**10,319**	**(10,319)**	10,319	(10,319)
Other intangibles	**500**	**(153)**	500	(102)
Total	**61,903**	**(30,471)**	61,903	(27,965)
Goodwill	**500**	—	500	—
Total net intangible assets	**$62,403**	**$(30,471)**	$62,403	$(27,965)

Of the total net intangible assets at December 31, 2010, $7.3 million relates to the EMS segment and $24.6 million relates to the Components and Sensors segment. The goodwill at December 31, 2010 and December 31, 2009 relates to the EMS segment. Of the total net intangible assets at December 31, 2009, $8.2 million relates to the EMS segment and $26.2 million relates to the Components and Sensors segment.

CTS recorded amortization expense of $2.5 million, $3.0 million, and $3.6 million for the years ended December 31, 2010, 2009, and 2008, respectively. The weighted average remaining amortization period for the amortizable intangible assets is 15.3 years. CTS estimates annual amortization expense of $2.4 million in years 2011-2015, and $19.4 million thereafter.

NOTE F — Notes Payable

CTS had line of credit arrangements of $20.8 million and $20.4 million at December 31, 2010 and 2009, respectively. No amount was outstanding at December 31, 2010 and 2009. These arrangements are generally subject to annual renewal and renegotiation, have no financial covenants, and may be withdrawn at the banks' option. The majority of the line of credit arrangements at December 31, 2010 are unsecured. However, one line of credit for $0.7 million is secured by the land and building in Thailand. The weighted-average interest rate, computed by relating interest expense to average daily short-term borrowings, was 1.78% in 2010 and 2.5% in 2009.

NOTE G — Debt

Long-term debt was comprised of the following at December 31:

($ in thousands)	**2010**	2009
Revolving credit agreement, weighted-average interest rate of 1.1% (2010) and 1.1% (2009), due in 2015 and 2011, respectively	**$70,000**	$50,400
Less current maturities	—	—
Total long-term debt	**$70,000**	$50,400

On November 18, 2010, CTS entered into a $150 million, unsecured revolving credit agreement. Under the terms of the revolving credit agreement, CTS can expand the credit facility to $200 million, subject to participating banks' approval. There was $70.0 million outstanding under the $150 million revolving credit agreement at December 31, 2010, and $50.4 million outstanding under the $100 million revolving credit agreement at December 31, 2009. The Company had $77.2 million available under the $150 million credit agreement at December 31, 2010, net of standby letters of credit of $2.8 million, and $46.8 million available under the

$100 million credit agreement at December 31, 2009, net of standby letters of credit of $2.8 million. Interest rates on the revolving credit agreement fluctuate based upon the London Interbank Offered Rate and the Company's quarterly total leverage ratio. CTS pays a commitment fee on the undrawn portion of the revolving credit agreement. The commitment fee varies based on the quarterly leverage ratio and was 0.375 percent per annum at December 31, 2010. The revolving credit agreement requires, among other things, that CTS comply with a maximum total leverage ratio and a minimum fixed charge coverage ratio. Failure of CTS to comply with these covenants could reduce the borrowing availability under the revolving credit agreement. CTS was in compliance with all debt covenants at December 31, 2010. The revolving credit agreement requires CTS to deliver quarterly financial statements, annual financial statements, auditors certifications and compliance certificates within a specified number of days after the end of a quarter and year. Additionally, the revolving agreement contains restrictions limiting CTS' ability to: dispose of assets; incur certain additional debt; repay other debt or amend subordinated debt instruments; create liens on assets; make investments, loans or advances; make acquisitions or engage in mergers or consolidations; engage in certain transactions with CTS' subsidiaries and affiliates; and make stock repurchases and dividend payments. The revolving credit agreement expires in November 2015.

NOTE H — Retirement Plans

Defined Benefit and Other Postretirement Benefit Plans

CTS has a number of noncontributory defined benefit pension plans ("Pension Plans") covering approximately 12% of its employees. Pension Plans covering salaried employees provide pension benefits that are based on the employees' compensation prior to retirement. Pension Plans covering hourly employees generally provide benefits of stated amounts for each year of service.

CTS provides postretirement life insurance benefits for certain retired employees. Domestic employees who were hired prior to 1982 and certain domestic union employees are eligible for life insurance benefits upon retirement. CTS funds life insurance benefits through term life insurance policies and intends to continue funding all of the premiums on a pay-as-you-go basis.

The Company recognizes the funded status of a benefit plan in its statement of financial position. The funded status is measured as the difference between plan assets at fair value and the benefit obligation. The Company also recognizes, as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit/cost.

The measurement date for the Pension Plans and other postretirement plan assets and benefit obligations was December 31, 2010 and 2009. The following table provides a reconciliation of benefit obligation, plan assets, and the funded status of the Pension Plans and other postretirement benefit plan at that measurement date.

($ in thousands)	Pension Plans		Other Postretirement Benefit Plan	
	2010	2009	**2010**	2009
Accumulated benefit obligation	**$238,395**	$232,023	**$ 5,395**	$ 5,350
Change in projected benefit obligation:				
Projected benefit obligation at January 1	**$239,063**	$205,977	**$ 5,350**	$ 4,726
Service cost	**2,983**	3,130	**14**	11
Interest cost	**13,277**	13,698	**300**	313
Plan amendment and other	**19**	2,619		—
Actuarial loss/(gain)	**3,385**	25,881	**(75)**	437
Benefits paid	**(13,947)**	(12,242)	**(194)**	(137)
Projected benefit obligation at December 31	**$244,780**	$239,063	**$ 5,395**	$ 5,350
Change in plan assets:				
Assets at fair value at January 1	**$253,741**	$213,386	**$ —**	$ —
Actual return on assets	**35,301**	50,358	**—**	—
Company contributions	**2,512**	690	**194**	137
Benefits paid	**(13,947)**	(12,242)	**(194)**	(137)
Other	**(83)**	1,549	**—**	—
Assets at fair value at December 31	**$277,524**	$253,741	**$ —**	$ —
Funded status (plan assets less projected benefit obligations)	**$ 32,744**	$ 14,678	**$(5,395)**	$(5,350)

The components of the prepaid (accrued) cost, net are classified in the following lines in the Consolidated Balance Sheets at December 31:

($ in thousands)	Pension Plans		Other Postretirement Benefit Plan	
	2010	2009	**2010**	2009
Prepaid pension asset	**$44,075**	$ 29,373	**$ --**	$ —
Other accrued liabilities	**(2,069)**	(2,465)	**(374)**	(368)
Other long-term obligations	**(9,262)**	(12,230)	**(5,021)**	(4,982)
	$32,744	$ 14,678	**$(5,395)**	$(5,350)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

CTS has also recorded the following amounts to Accumulated Other Comprehensive loss at December 31, 2010:

($ in thousands)	Pension Plans Unrecognized Loss	Pension Plans Prior Service Cost	Pension Plans Total	Other Postretirement Benefit Plan Unrecognized Loss/(Gain)	Other Postretirement Benefit Plan Prior Service Cost	Other Postretirement Benefit Plan Total
Balance at January 1, 2010	$93,562	$1,894	$95,456	$(295)	$—	$(295)
Amortization of retirement benefits, net of tax	(2,573)	(489)	(3,062)	—	—	—
Reclassification adjustments	(4,351)	13	(4,338)	(45)	—	(45)
Balance at December 31, 2010	$86,638	$1,418	$88,056	$(340)	$—	$(340)

CTS expects to recognize, on a pre-tax basis, approximately $4.5 million and $0.6 million of losses and prior service costs, respectively, in 2011 related to its Pension Plans. CTS does not expect to recognize any significant amounts of the Other Postretirement Benefit Plan unrecognized amounts in 2011.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for those Pension Plans with accumulated benefit obligation in excess of fair value of plan assets at December 31 is shown below:

($ in thousands)	2010	2009
Projected benefit obligation	**$22,336**	$47,850
Accumulated benefit obligation	**20,331**	46,197
Fair value of plan assets	**11,004**	33,156

Net pension (income)/postretirement expense for the years ended in December 31 include the following components:

($ in thousands)	Pension Plans 2010	Pension Plans 2009	Pension Plans 2008	Other Postretirement Benefit Plan 2010	Other Postretirement Benefit Plan 2009	Other Postretirement Benefit Plan 2008
Service cost	**$ 2,983**	$ 3,130	$ 3,532	**$ 14**	$ 11	$ 20
Interest cost	**13,277**	13,699	13,068	**300**	314	368
Expected return on plan assets (1)	**(24,337)**	(24,413)	(26,341)	—	—	—
Amortization of unrecognized:						
Prior service cost	**816**	504	538	—	—	—
Loss	**3,979**	4,855	1,699	—	—	—
Actuarial (gain)/loss	—	—	—	—	(102)	—
Additional cost due to early retirement	**234**	—	237	—	—	—
Net (income) expense	**$ (3,048)**	$ (2,225)	$ (7,267)	**$ 314**	$ 223	$ 388
Weighted-average actuarial assumptions (2)						
Benefit obligation assumptions:						
Discount rate	**5.44%**	5.77%	6.86%	**5.51%**	5.80%	6.90%
Rate of compensation increase	**3.98%**	4.02%	4.80%	—	—	—
Pension income/postretirement Expense assumptions:						
Discount rate	**5.77%**	6.83%	6.44%	**5.80%**	6.90%	6.50%
Expected return on plan assets (1)	**8.37%**	8.42%	8.41%	—	—	—
Rate of compensation increase	**3.98%**	4.02%	4.80%	—	—	—

(1) Expected return on plan assets is net of expected investment expenses and certain administrative expenses.

(2) During the fourth quarter of each year, CTS reviews its actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted.

The discount rate utilized to estimate CTS' pension and postretirement obligations is based on market conditions at December 31, 2010, and is determined using a model consisting of high quality bond portfolios that match cash flows of the plans' projected benefit payments based on the plan participants' service to date and their expected future compensation. Use of the rate produced by this model generates a projected benefit obligation that equals the current market value of a portfolio of high quality bonds whose maturity dates match the timing and amount of expected future benefit payments.

The discount rate used to determine 2010 pension income and postretirement expense for CTS' pension and postretirement plans is based on market conditions at December 31, 2009 and is the interest rate used to estimate interest incurred on the outstanding projected benefit obligations during the period.

CTS utilizes a building block approach in determining the long-term rate of return for plan assets. Historical markets are reviewed and long-term relationships between equities and fixed-income are preserved consistent with the generally accepted capital market principle that assets with higher volatility generate a greater return over the long term. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to ensure for reasonableness and appropriateness.

CTS' pension plan asset allocation at December 31, 2010 and 2009, and target allocation for 2011 by asset category are as follows:

Asset Category	Target Allocations 2011	Percentage of Plan Assets at December 31, 2010	2009
Equity securities [1]	**60%**	67%	64%
Debt securities	**40%**	27%	29%
Other	—	6%	7%
Total	**100%**	100%	100%

(1) Equity securities include CTS common stock in the amounts of approximately $16.1 million (6% of total plan assets) at December 31, 2010 and approximately $14.0 million (6% of total plan assets) at December 31, 2009.

CTS employs a total return on investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities and funded status. The investment portfolio primarily contains a diversified mix of equity and fixed-income investments. The equity investments are diversified across U.S. and non-U.S. stocks. Other assets such as private equity are used modestly to enhance long-term returns while improving portfolio diversification. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements, and asset/liability studies at regular intervals.

The following table summarizes the fair values of CTS' pension plan assets at December 31:

($ in thousands)	2010	2009
Equity securities — U.S. holdings	**$149,981**	$140,238
Equity securities — Non-U.S. holdings	**36,604**	20,394
Debt securities issued by US, state and local governments	**16,328**	12,726
Corporate Bonds	**56,061**	59,163
Mortgage-backed securities	**3,517**	2,626
Other fixed income securities	—	901
Cash and cash equivalents	**10,019**	14,005
Fixed annuities	**1,429**	904
Partnerships	**3,585**	2,784
Total fair value of plan assets	**$277,524**	$253,741

The fair values at December 31, 2010 are classified within the following categories in the fair value hierarchy:

($ in thousands)	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity securities — U.S. holdings[1]	$149,981	$ —	$ —	$149,981
Equity securities — Non-U.S. holdings[1]	36,604	—	—	36,604
Corporate Bonds[2]	39,875	16,186	—	56,061
Cash and cash equivalents[3]	10,019	—	—	10,019
Debt securities issued by US, state and local governments[4]	16,328	—	—	16,328
Mortgage-backed securities[5]	—	3,517	—	3,517
Partnerships[6]	—	—	3,585	3,585
Fixed annuity contracts[7]	—	—	1,429	1,429
Total	**$252,807**	**$19,703**	**$5,014**	**$277,524**

The fair values at December 31, 2009 are classified within the following categories in the fair value hierarchy:

($ in thousands)	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity securities — U.S. holdings[1]	$140,238	$ —	$ —	$140,238
Equity securities — Non-U.S. holdings[1]	20,394	—	—	20,394
Corporate Bonds[2]	42,125	17,038	—	59,163
Cash and cash equivalents[3]	14,005	—	—	14,005
Debt securities issued by US, state and local governments[4]	12,726	—	—	12,726
Mortgage-backed securities[5]	—	2,626	—	2,626
Partnerships[6]	—	—	2,784	2,784
Fixed annuity contracts[7]	—	—	904	904
Other fixed income securities[2]	901	—	—	901
Total	**$230,389**	**$19,664**	**$3,688**	**$253,741**

(1) Comprised of common stocks in various industries. The Pension Plan fund manager may shift investments from value to growth strategies or vice-versa, from small cap to large cap stocks or vice-versa, in order to meet the Pension Plan's investment objectives, which are to provide for a reasonable amount of long-term growth of capital without undue exposure to volatility, and protect the assets from erosion of purchasing power.

(2) Comprised of investment grade securities in various industries.

(3) Comprised of investment grade short-term investment funds.

(4) Comprised of investment grade securities that are backed by the U.S., state or local governments.

(5) Comprised of investment grade securities in which approximately $2.0 million and $1.6 million is backed by the U.S. government for the years ended December 31, 2010 and December 31, 2009, respectively, and the remainder by commercial real estate.

(6) Comprised of partnerships that invest in various U.S. industries.

(7) Comprised of fixed annuity contracts purchased at market value when plan participants retire.

The Pension Plan assets recorded at fair value are measured and classified in a hierarchy for disclosure purposes consisting of three levels based on the observability of inputs available in the marketplace used to measure fair value as discussed below:

- *Level 1:* Fair value measurements that are quoted prices (unadjusted) in active markets that the pension plan trustees have the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets.
- *Level 2:* Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset, either directly or indirectly. Level 2 inputs include quoted prices for similar assets in active or inactive markets, and inputs other than quoted prices that are observable for the asset, such as interest rates and yield curves that are observable at commonly quoted intervals.
- *Level 3:* Fair value measurements based on valuation techniques that use significant inputs that are unobservable.

The table below reconciles the Level 3 partnership assets within the fair value hierarchy:

($ in thousands)	Amount
Fair value of Level 3 partnership assets at January 1, 2009	**$2,714**
Capital contributions	**291**
Net ordinary loss attributable to partnership assets	**(76)**
Realized and unrealized loss	**(145)**
Fair value of Level 3 partnership assets at December 31, 2009	**2,784**
Capital contributions	**493**
Net ordinary loss attributable to partnership assets	**(88)**
Realized and unrealized gain	**854**
Capital distributions	**(458)**
Fair value of Level 3 partnership assets at December 31, 2010	**$3,585**

The partnership fund manager uses a market approach in estimating the fair value of the plan's Level 3 asset. The market approach estimates the fair value by first, determining the entity's earnings before interest, taxes, depreciation and amortization and then multiplying that value by an estimated multiple. When establishing an appropriate multiple, the fund manager considers recent comparable private company transactions and multiples paid. The entity's net debt is then subtracted from the calculated amount to arrive at an estimated fair value for the entity. The fund manager's goal is to provide a conservative estimate of the fair value of such assets and to utilize conservative estimates of multiples used in establishing such fair values.

The fixed annuity contracts were purchased at market value when plan participants retire in order to provide these participants with the pension benefits under the rules of the pension plan. Once purchased, these annuities have no tradable value. Fair value has instead been assessed as the present value, using certain actuarial assumptions, of the stream of expected payments. Accordingly, these fixed annuities are classified as Level 3 under the fair value hierarchy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

The table below reconciles the Level 3 fixed annuity contracts within the fair value hierarchy:

($ in thousands)	Amount
Fair value of Level 3 fixed annuity contracts at January 1, 2009	$ —
Purchases	904
Fair value of Level 3 fixed annuity contracts at December 31, 2009	904
Purchases	508
Net gain	17
Fair value of Level 3 fixed annuity contracts at December 31, 2010	$1,429

The expected contributions to be made by CTS to the Pension Plans and the other postretirement benefit plan during 2011 are $3.5 million and $0.4 million, respectively.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

($ in thousands)	Pension Plans	Other Postretirement Benefit Plan
2011	$17,561	$ 374
2012	17,037	378
2013	17,075	380
2014	16,680	379
2015	17,088	377
Thereafter	87,706	1,788

Defined Contribution Plans

CTS sponsors a 401(k) plan that covers substantially all of its U.S. employees. Contributions and costs are generally determined as a percentage of the covered employee's annual salary. Amounts expensed for the 401(k) plan and the other plans totaled $3.5 million in 2010, $2.6 million in 2009, and $4.1 million in 2008.

NOTE I — Equity-Based Compensation

At December 31, 2010, CTS had five equity-based compensation plans: the 1996 Stock Option Plan ("1996 Plan"), the 2001 Stock Option Plan ("2001 Plan"), the Nonemployee Directors' Stock Retirement Plan ("Directors' Plan"), the 2004 Omnibus Long-Term Incentive Plan ("2004 Plan"), and the 2009 Omnibus Equity and Performance Incentive Plan ("2009 Plan"). All of these plans, except the Directors' Plan, were approved by shareholders. As of December 2009, additional grants can only be made under the 2004 and 2009 Plans. CTS believes that equity-based awards align the interest of employees with those of its shareholders.

The 2009 Plan, and previously the 1996 Plan, 2001 Plan and 2004 Plan, provides for grants of incentive stock options or nonqualified stock options to officers, key employees, and nonemployee members of CTS' board of directors. In addition, the 2009 Plan and the 2004 Plan allow for grants of stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, and other stock awards.

The following table summarizes the compensation expense included in the Consolidated Statements of Earnings/(Loss) for the years ending December 31, 2010, 2009, and 2008 relating to equity-based compensation plans:

($ in thousands)	Year Ended December 31 2010	2009	2008
Stock options[1]	$ 3	$ 36	$ 127
Restricted stock units	4,032	3,519	3,216
Restricted stock	—	—	32
Total	$4,035	$3,555	$3,375

(1) Stock option expense includes $1 for the year ended December 31, 2008 related to non-employee director stock options.

The total tax benefit related to the equity-based compensation plans recognized in income is approximately $1.6 million for the year ended December 31, 2010 and $1.4 million for the years ended December 31, 2009, and 2008.

The following table summarizes the plan status as of December 31, 2010:

	2009 Plan	2004 Plan	2001 Plan	1996 Plan
Awards originally available	3,400,000	6,500,000	2,000,000	1,200,000
Stock options outstanding	—	264,700	701,013	127,350
Restricted stock units outstanding	559,879	247,722	—	—
Options exercisable	—	264,700	701,013	127,350
Awards available for grant	2,701,098	268,500	—	—

Stock Options

Stock options are exercisable in cumulative annual installments over a maximum 10-year period, commencing at least one year from the date of grant. Stock options are generally granted with an exercise price equal to the market price of the Company's stock on the date of grant. The stock options generally vest over four years and have a 10-year contractual life. The awards generally contain provisions to either accelerate vesting or allow vesting to continue on schedule upon retirement if certain service and age requirements are met. The awards also provide for accelerated vesting if there is a change in control event.

The Company estimates the fair value of the stock option on the grant date using the Black-Scholes option-pricing model and assumptions for expected price volatility, option term, risk-free interest rate, and dividend yield. Expected price volatilities are based on historical volatilities of the Company's stock. The expected option term is derived from historical data on exercise behavior. The range of option terms shown below results from certain groups of employees exhibiting different behavior. The dividend yield is based on historical dividend payments. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

A summary of the status of stock options as of December 31, 2010, and changes during the year then ended, is presented below:

($ in thousands except per share amounts)	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2010	1,179,088	$13.72		
Exercised	(17,500)	$ 7.70		
Expired	(68,525)	$33.11		
Outstanding at December 31, 2010	1,093,063	$12.61	2.2 years	$1,162
Exercisable at December 31, 2010	1,093,063	$12.61	2.2 years	$1,162

The total intrinsic value of stock options exercised during the year ended December 31, 2010 was $31,000. No options were exercised during the year ended December 31, 2009. There was no intrinsic value for options exercised during the year ended December 31, 2008. No stock options were granted during the years ended December 31, 2010, 2009 or 2008.

A summary of the nonvested stock options as of December 31, 2010, and changes during the year then ended, is presented below:

($ in thousands except per share amounts)	Options	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2010	20,750	$6.24
Vested	(20,750)	6.24
Nonvested at December 31, 2010	—	—

The total fair value of stock options vested during the years ended December 31, 2010, 2009, and 2008 was approximately $0.1 million, $0.3 million, and $0.5 million, respectively. As of December 31, 2010, there was no unrecognized compensation cost related to nonvested stock options. CTS recognized expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

The following table summarizes information about stock options outstanding at December 31, 2010:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/10	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable at 12/31/10	Weighted-Average Exercise Price
$7.70 - 11.11	691,513	2.63	$ 9.39	691,513	$ 9.39
13.68 - 16.24	224,300	2.69	14.13	224,300	14.13
23.00 - 25.10	177,250	0.30	23.24	177,250	23.24

Service-Based Restricted Stock Units

Service-based restricted stock units ("RSUs") entitle the holder to receive one share of common stock for each unit when the unit vests. RSUs are issued to officers and key employees and non-employee directors as compensation. Generally, the RSUs vest over a three- to five-year period.

RSUs granted to non-employee directors vest one month after granted. Upon vesting, the non-employee directors elect to either receive the stock associated with the RSU immediately, or defer receipt of the stock until their retirement from the Board of Directors. The fair value of the RSUs is equivalent to the trading value of the Company's stock on the grant date.

A summary of RSU activity as of December 31, 2010, and changes during the year then ended, is presented below:

($ in thousands except per share amounts)	Units	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2010	854,745	$8.47		
Granted	332,000	8.10		
Converted	(299,795)	8.54		
Forfeited	(79,349)	7.46		
Outstanding at December 31, 2010	807,601	$8.39	6.2 years	$8,932
Convertible at December 31, 2010	143,455	$9.30	20.4 years	$1,587

The weighted-average grant-date fair value of RSUs granted during the years ended December 31, 2010, 2009, and 2008 was $8.10, $6.42, and $8.94, respectively. The total intrinsic value of RSUs converted during the years ended

December 31, 2010, 2009 and 2008 was $3.1 million, $1.5 million and $1.6 million, respectively.

A summary of the nonvested RSUs as of December 31, 2010, and changes during the year then ended, is presented below:

	RSUs	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2010	734,790	$8.31
Granted	332,000	8.10
Vested	(323,295)	8.54
Forfeited	(79,349)	7.46
Nonvested at December 31, 2010	664,146	8.20

The total fair value of RSUs vested during the years ended December 31, 2010 and 2009 was approximately $2.8 million and $2.7 million, respectively. CTS recorded compensation expense of approximately $2.8 million, $2.6 million and $2.7 million related to service-based restricted stock units during the years ended December 31, 2010, 2009 and 2008, respectively. As of December 31, 2010, there was $1.7 million of unrecognized compensation cost related to RSUs. That cost is expected to be recognized over a weighted-average period of 1.3 years. CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

Performance-Based Restricted Stock Units

On February 6, 2007, CTS granted performance-based restricted stock unit awards for certain executives. Executives received a total of 17,100 units based on achievement of year-over-year sales growth and free cash flow performance goals for fiscal year 2007. These units cliff vested and converted one-for-one to CTS common stock on December 31, 2010.

On February 5, 2008, CTS granted performance-based restricted stock unit awards to certain executives. Vesting may occur, if at all, at a rate from zero percent to 200% of the target amount of 42,200 units in 2010 subject to certification of the 2009 fiscal year results by CTS' independent auditors. Vesting is dependent upon CTS' achievement of sales growth targets. No awards were granted as the sales growth targets were not met.

On February 2, 2010, CTS granted performance-based restricted stock unit awards for certain executives. Vesting may occur in the range from zero percent to 200% of the target amount of 78,000 units in 2012 subject to certification of the 2011 fiscal year results by CTS' independent auditors. Vesting is dependent upon CTS' achievement of sales growth targets.

CTS recorded compensation expense of approximately $357,000, $101,000 and $81,000 related to performance-based restricted stock units during the years ended December 31, 2010, 2009 and 2008, respectively. As of December 31, 2010 there was $327,000 of unrecognized compensation cost related to performance-based RSUs. That cost is expected to be recognized over a weighted-average period of 1 year.

Market-Based Restricted Stock Units

On July 2, 2007, CTS granted a market-based restricted stock unit award for an executive officer. An aggregate of 25,000 units may be earned in performance years ending in the following three consecutive years on the anniversary of the award date. Vesting may occur in the range from zero percent to 150% of the target award on the end date of each performance period and is tied exclusively to CTS total stockholder return relative to 32 enumerated peer group companies' total stockholder return rates. The vesting rate will be determined using a matrix based on a percentile ranking of CTS total stockholder return with peer group total shareholder return over a three-year period. During the year ended December 31, 2010, 12,500 units was earned and awarded to the executive officer.

On February 5, 2008, CTS granted market-based restricted stock unit awards for certain executives. In the first half of 2010, 57,300 restricted stock units were vested. Such vesting was dependent upon CTS' total stockholder return relative to 29 enumerated peer group companies' stockholder return rates.

On February 4, 2009, CTS granted market-based restricted stock unit awards for certain executives and key employees. Vesting may occur in the range from zero percent to 200% of the target amount of 128,000 units in 2011. Vesting is dependent upon CTS total stockholder return relative to 28 enumerated peer group companies' stockholder return rates.

On February 2, 2010, CTS granted market-based restricted stock unit awards for certain executives and key employees. Vesting may occur in the range from zero percent to 200% of the target amount of 117,000 units in 2012. Vesting is dependent upon CTS total stockholder return relative to 28 enumerated peer group companies' stockholder return rates.

CTS recorded compensation expense of approximately $852,000, $831,000 and $448,000 related to market-based restricted stock units during the years ended December 31, 2010, 2009 and 2008, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

As of December 31, 2010 there was approximately $583,000 of unrecognized compensation cost related to market-based RSUs. That cost is expected to be recognized over a weighted average period of 1 year.

Stock Retirement Plan

The Directors' Plan provided for a portion of the total compensation payable to nonemployee directors to be deferred and paid in CTS stock. The Directors' Plan was frozen effective December 1, 2004. All future grants will be from the 2009 Plan.

NOTE J — Income Taxes

Earnings/(loss) before income taxes consist of the following for the years ended December 31:

($ in thousands)	2010	2009	2008
Domestic	$ (1,742)	$(35,083)	$ 4,456
Non-U.S.	29,768	14,669	21,799
Total	$28,026	$(20,414)	$26,255

Significant components of income tax provision/(benefit) are as follows for the years ended December 31:

($ in thousands)	2010	2009	2008
Current:			
Federal	$ (367)	$ 343	$ 41
State	307	218	212
Non-U.S.	3,471	7,088	3,842
Total Current	3,411	7,649	4,095
Deferred:			
Federal	(266)	3,801	(1,676)
State	530	570	180
Non-U.S.	2,313	1,616	(4,406)
Total Deferred	2,577	5,987	(5,902)
Total provision/(benefit) for Income Taxes	$5,988	$13,636	$(1,807)

Significant components of the CTS' deferred tax assets and liabilities at December 31 are:

($ in thousands)	2010	2009
Postretirement benefits	$ 2,109	$ 1,720
Inventory reserves	1,991	1,651
Loss carryforwards	56,199	67,166
Credit carryforwards	12,680	13,746
Nondeductible accruals	6,545	7,020
Research expenditures	20,245	16,126
Prepaid Charges	3,576	0
Other	6,974	3,921
Gross deferred tax assets	110,319	111,350
Pensions	15,568	11,970
Depreciation	7,529	1,391
Unrealized Foreign Exchange Gain	1,760	512
Other	874	627
Gross deferred tax liabilities	25,731	14,500
Net deferred tax assets	84,588	96,850
Deferred tax asset valuation allowance	(13,908)	(18,642)
Total net deferred tax assets	$ 70,680	$ 78,208

Current deferred tax assets of $12.1 million and $10.4 million are included as current assets in the Company's consolidated balance sheets at December 31, 2010 and December 31, 2009, respectively. Long-term deferred tax assets of $60.0 million and $68.3 million are included as other assets in the Company's consolidated balance sheets at December 31, 2010 and December 31, 2009, respectively.

There was no current deferred tax liability at December 31, 2010. Current deferred tax liability of $0.1 million is included as a component of "Other accrued liabilities" on the Company's consolidated balance sheets at December 31, 2009. Long-term deferred tax liability of $1.4 million and $0.4 million are included as a component of "Other long-term obligations" on CTS' consolidated balance sheets at December 31, 2010 and December 31, 2009, respectively. The long-term deferred tax assets and long-term deferred tax liabilities were not netted since these items relate to different tax jurisdictions.

At the end of each annual reporting period, the Company makes an assessment of the ultimate realizability of its net deferred tax assets, including deferred tax assets associated with accumulated net operating losses in the various jurisdictions in which it operates. In assessing the ultimate realizability of its net deferred tax assets, the Company considers its past performance, available tax strategies, and expected future taxable income during the tax loss and credit carryforward periods.

Generally, the Company assesses that it is more likely than not its net tax assets will be realized during the available carryforward periods. The Company has determined, however, that a valuation allowance of $13.9 million should be provided for certain deferred tax assets. As of December 31, 2010, the $13.9 million valuation allowance includes $6.3 million for state net operating loss and credit carryforwards, $5.5 million in foreign tax credit carryforwards, and $2.1 million related to foreign net operating losses.

The $4.7 million net decrease in the valuation allowance was primarily due to adjustments for the expiration of a China net operating loss carryforward and reduction in a Canadian net operating loss carryforward.

The following table reconciles taxes at the United States statutory rate to the effective income tax rate for the years ended December 31:

	2010	2009	2008
Taxes at the U.S. statutory rate	**35.00%**	35.00%	35.00%
State income taxes, net of federal income tax benefit	**1.94%**	(2.51)%	1.35%
Non-U.S. income taxed at rates different than the U.S. statutory rate	**(3.60)%**	5.7%	(20.78)%
Benefit of scheduled tax credits	**(1.02)%**	0.86%	(1.31)%
Goodwill impairment	**—%**	(55.96)%	—%
Cash repatriation	**—%**	(44.47)%	—%
Benefit of Tax Treaty Change	**—%**	—%	(5.23)%
Non-U.S. adjustments to valuation allowances	**(12.31)%**	(8.14)%	(16.03)%
Other	**1.36%**	2.73%	0.13%
Effective income tax rate	**21.37%**	(66.79)%	(6.87)%

CTS' overall tax rate reflects tax holidays that CTS' business operations continue to qualify for in various countries. As a result, certain earnings of CTS are subject to tax at reduced rates for a specified period of time. These tax holidays, unless extended, are scheduled to begin expiring during 2011.

At December 31, 2010, no provision had been made for U.S. federal and state income taxes on approximately $177 million of foreign earnings, which are expected to be permanently reinvested outside of the United States. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. income taxes (with a possible adjustment for foreign tax credits), state income taxes, and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. tax liability is not practical because of the complexities associated with the related calculation.

No valuation allowance was recorded in 2010 against the U.S. federal net deferred tax assets including the U.S. federal net operating loss carryforward asset of $44 million expiring in 2021-2024. The Company assessed the future realization of these deferred tax assets utilizing taxable income projections for years 2011 through 2019. Management believes that, based upon the historical operating performance of its business units and the successful cost reduction efforts, the Company more likely than not, will realize the benefits of its U.S. net deferred tax assets.

CTS recognizes the financial statement benefit of a tax position based on its technical merits only after determining that the position would be sustained upon examination, including resolution of any related appeals or litigation. A tax position that meets the "more likely than not" threshold is then measured to determine the amount of benefit recognized in the financial statements. The Company or one of its subsidiaries files income tax returns in the United States federal, various state, and foreign jurisdictions. The Company's open tax years are subject to examination from 2005-2009 for all U.S. jurisdictions. The open years for the international tax returns range from 2003-2009 based on local statutes. U.S. tax authorities also have the ability to review prior tax years to the extent of net operating losses and tax credit carryforwards. Changes may be applied to any open tax years. CTS has approximately $4.6 million of unrecognized tax benefits, which if recognized, would impact the effective tax rate. The Company does not anticipate any significant changes in its unrecognized tax benefits within the next 12 months as a result of examinations or statute lapses. A reconciliation of the beginning and ending unrecognized tax benefits is provided below:

($ in thousands)	**2010**	2009
Balance at January 1	**$4,014**	$4,466
Increase related to current year tax positions	**63**	444
Increase related to prior year tax positions	**724**	30
Decrease as a result of lapse of statute of limitations	**(184)**	(844)
Decrease related to settlements with taxing authorities	**(31)**	(82)
Balance at December 31	**$4,586**	$4,014

CTS' continuing practice is to recognize interest and/or penalties related to income tax matters as income tax expense. However, at the time of adoption and at the year ending December 31, 2010, there were no significant amounts accrued for interest and/or penalties related to uncertain income tax positions.

NOTE K — Treasury Stock

Common stock held in treasury totaled 20,320,759 shares with a cost of $297.0 million, at December 31, 2010 and December 31, 2009. Approximately 6.5 million shares are available for future issuances.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

In May 2008, CTS' Board of Directors authorized a program to repurchase up to one million shares of its common stock in the open market at a maximum price of $13 per share. The authorization has no expiration. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. During 2008, CTS repurchased 22,500 shares at a total cost of $0.2 million. No shares were repurchased under this program in 2010 and 2009.

In June 2007, CTS' Board of Directors authorized a program to repurchase up to two million shares of common stock in the open market. The authorization expired on June 30, 2009. Reacquired shares were used to support equity-based compensation programs and for other corporate purposes. 689,800 shares were repurchased at a cost of approximately $6.8 million in 2008, which completed this program.

NOTE L — Segments

CTS reportable segments are grouped by entities that exhibit similar economic characteristics and the segment's reporting results are regularly reviewed by CTS' chief operating decision maker to make decisions about resources to be allocated to these segments and to evaluate the segment's performance. CTS has two reportable segments: 1) EMS and 2) Components and Sensors.

EMS includes the higher level assembly of electronic and mechanical components into a finished subassembly or assembly performed under a contract manufacturing agreement with an OEM or other contract manufacturer. Additionally for some customers, CTS provides full turnkey manufacturing and completion including design, bill-of-material management, logistics, and repair.

Components and sensors are products which perform specific electronic functions for a given product family and are intended for use in customer assemblies. Components and sensors consist principally of: automotive sensors and actuators used in commercial or consumer vehicles; electronic components used in communications infrastructure and computer markets; terminators, including ClearONE™ terminators, used in computer and other high speed applications, switches, resistor networks and potentiometers used to serve multiple markets; and fabricated piezo-electric materials and substrates used primarily in medical and industrial markets.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Management evaluates performance based upon operating earnings before restructuring and restructuring-related charges and goodwill impairment.

Summarized financial information concerning CTS' reportable segments for the years end December 31, 2010, 2009, and 2008 is shown in the following table:

($ in thousands)	EMS	Components & Sensors	Total
2010			
Net sales to external customers	**$269,781**	**282,860**	**552,641**
Segment operating (loss)/earnings	**(1,813)**	**31,353**	**29,540**
Total assets	**146,865**	**335,719**	**482,584**
Depreciation and amortization	**5,932**	**11,633**	**17,565**
Capital expenditures	**2,180**	**11,091**	**13,271**
2009			
Net sales to external customers	$285,798	$213,184	$498,982
Segment operating earnings	7,272	10,295	17,567
Total assets	112,525	295,132	407,657
Depreciation and amortization	6,787	12,744	19,531
Capital expenditures	1,456	5,081	6,537
2008			
Net sales to external customers	$399,294	$292,413	$691,707
Segment operating earnings	12,362	24,553	36,915
Total assets	187,024	301,418	488,442
Depreciation and amortization	7,550	16,628	24,178
Capital expenditures	6,536	11,111	17,647

Reconciling information between reportable segments' operating earnings and CTS' consolidated pre-tax income is shown in the following table:

($ in thousands)	Year Ended December 31, 2010	2009	2008
Total segment operating earnings	**$29,540**	$ 17,567	$36,915
Restructuring and restructuring-related charges — Components and Sensors	**(1,010)**	(2,096)	(4,999)
Restructuring and restructuring-related charges — EMS	**(687)**	(147)	(1,086)
Goodwill impairment — Components and Sensors	**—**	(2,373)	—
Goodwill impairment — EMS	**—**	(30,780)	—
Interest expense	**(1,074)**	(1,878)	(6,193)
Interest income	**385**	156	1,421
Other income/(expense)	**872**	(863)	197
Earnings before income taxes	**$28,026**	$(20,414)	$26,255

Financial information relating to CTS' operations by geographic area was as follows:

($ in thousands)	Year Ended December 31, 2010	2009	2008
Net Sales			
United States	**$310,569**	$274,398	$327,631
Singapore	**19,365**	51,863	121,396
United Kingdom	**38,707**	32,268	43,012
China	**86,487**	67,994	98,002
Canada	**45,097**	31,117	47,810
Other non-U.S.	**52,416**	41,342	53,856
Consolidated net sales	**$552,641**	$498,982	$691,707

Sales are attributed to countries based upon the origin of the sale.

The EMS segment revenues from Hewlett-Packard represented less than 10% of the segment's revenue for the years ended December 31, 2010 and 2009, respectively. The EMS segment revenues from Hewlett-Packard represented $77 million, or 19%, of the segment's revenue for the year ended December 31, 2008.

($ in thousands)	Year Ended December 31, 2010	2009	2008
Long-Lived Assets			
United States	**$28,838**	$26,903	$30,340
China	**34,832**	32,441	34,999
United Kingdom	**5,028**	6,250	6,331
Singapore	**3,630**	4,523	6,823
Canada	**948**	1,914	3,198
Taiwan	**2,339**	5,588	4,957
Other non-U.S	**2,598**	3,501	4,108
Consolidated long-lived assets	**$78,213**	$81,120	$90,756

NOTE M — Contingencies

Certain processes in the manufacture of CTS' current and past products create hazardous waste by-products as currently defined by federal and state laws and regulations. CTS has been notified by the U.S. Environmental Protection Agency, state environmental agencies and, in some cases, generator groups, that it is or may be a potentially responsible party regarding hazardous waste remediation at several non-CTS sites. In addition to these non-CTS sites, CTS has an ongoing practice of providing reserves for probable remediation activities at certain of its manufacturing locations and for claims and proceedings against CTS with respect to other environmental matters. In the opinion of management, based upon presently available information relating to all such matters, either adequate provision for probable costs has been made, or the ultimate costs resulting will not materially affect the consolidated financial position, results of operations, or cash flows of CTS.

CTS manufactures accelerator pedals for a number of automobile manufacturers, including subsidiaries of Toyota Motor Corporation ("Toyota"). In January 2010, Toyota initiated a recall of approximately 2.3 million vehicles in North America containing pedals manufactured by CTS. The pedal recall and associated events have led to the Company being named as a co-defendant with Toyota in certain litigation. In February 2010, CTS entered into an agreement with Toyota whereby Toyota agreed that it will indemnify, defend, and hold the Company harmless from, and the parties will cooperate in the defense of, third-party civil claims and actions that are filed or asserted in the United States or Canada and that arise from or relate to alleged incidents of unintended acceleration of Toyota and Lexus vehicles. The limited exceptions to indemnification restrict CTS' share of any liability to amounts collectable from its insurers.

Certain other claims are pending against CTS with respect to matters arising out of the ordinary conduct of the Company's business. For all other claims, in the opinion of management, based upon presently available information, either adequate provision for anticipated costs has been accrued or the ultimate anticipated costs will not materially affect CTS' consolidated financial position, results of operations, or cash flows.

NOTE N — Leases

CTS incurred approximately $6.9 million of rent expense in 2010, $7.5 million in 2009, and $6.3 million in 2008. The future minimum lease payments under the Company's lease agreements are $6.5 million in 2011, $4.5 million in 2012, $3.8 million in 2013, $3.0 million in 2014, $2.3 million in 2015, and $5.6 million thereafter. Future sub-lease income is $0.6 million in 2011 and $0.3 million in 2012.

NOTE O — Restructuring Charges

In November 2007, CTS announced plans to realign certain manufacturing operations and eliminate approximately 103 net positions during the fourth quarter of 2007. The realignment is intended to create synergies by further enhancing the Company's shared services model to include manufacturing support functions at its locations that serve more than one business. As of December 31, 2007, the realignment plans were substantially complete.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

The following table displays the planned restructuring and restructuring-related charges associated with the realignment, as well as a summary of the actual costs incurred through December 31, 2008:

($ in millions) November 2007 Plan	Planned Costs	Actual Incurred Through December 31, 2008
Workforce reduction	$1.7	$1.5
Asset impairments	0.9	1.2
Restructuring charge	2.6	2.7
Equipment relocation	0.2	0.1
Other costs	0.2	0.4
Restructuring-related costs	0.4	0.5
Total restructuring and restructuring-related costs	$3.0	$3.2

Of the restructuring and restructuring-related costs incurred, $0.9 million relates to the Components and Sensors segment and $2.3 million relates to the EMS segment. Restructuring charges are reported on a separate line on the Consolidated Statements of Earnings/(Loss) and the restructuring-related costs are included in cost of goods sold. During the first quarter of 2008 CTS incurred $0.2 million of restructuring charges and $0.3 million of restructuring-related costs. Restructuring actions were completed during the second quarter of 2008. There was no restructuring reserve related to this plan at December 31, 2008.

In September 2008, CTS initiated certain restructuring actions to transfer and consolidate certain operations to further improve its cost structure. These actions resulted in the elimination of approximately 400 positions and the write-off of certain leasehold improvements during the second half of 2008. These actions were substantially complete in December 2008.

The following table displays the planned restructuring and restructuring-related charges associated with the realignment, as well as a summary of the actual costs incurred through December 31, 2008:

($ in millions) September 2008 Plan	Planned Costs	Actual Incurred Through December 31, 2008
Workforce reduction	$2.4	$3.9
Asset impairments	1.1	1.2
Other charges	0.2	0.1
Restructuring charge	3.7	5.2
Equipment and employee relocation	0.2	0.1
Other costs	0.5	0.2
Restructuring-related costs	0.7	0.3
Total restructuring and restructuring-related costs	$4.4	$5.5

Of the restructuring and restructuring-related costs incurred, $4.8 million relates to the Components and Sensors segment and $0.7 million relates to the EMS segment. Restructuring charges are reported on a separate line on the Consolidated Statements of Earnings/(Loss) and the restructuring-related costs are included in cost of goods sold. Restructuring actions were completed during the fourth quarter of 2008. There was no restructuring reserve related to this plan at December 31, 2009.

The following table displays the restructuring reserve activity related to the realignment for the period ended December 31, 2009:

($ in millions) September 2008 Plan	
Restructuring liability at January 1, 2009	$ 1.7
Restructuring and restructuring-related charges, excluding asset impairments and write-offs	—
Cost paid	(1.7)
Restructuring liability at December 31, 2009	$ —

In March 2009, CTS initiated certain restructuring actions to reorganize certain operations to further improve its cost structure. These actions resulted in the elimination of approximately 268 positions and were completed in the first quarter of 2009.

The following table displays the planned restructuring and restructuring-related charges associated with the realignment, as well as a summary of the actual costs incurred through December 31, 2009:

($ in millions) March 2009 Plan	Planned Costs	Actual Incurred Through December 31, 2009
Workforce reduction	$1.9	$2.1
Asset impairments	—	0.1
Total restructuring charge	$1.9	$2.2

Of the restructuring and impairment costs incurred, $2.1 million relates to the Components and Sensors segment and $0.1 million relates to the EMS segment. Restructuring charges are reported on a separate line on the Consolidated Statements of Earnings/(Loss) and the restructuring-related costs are included in cost of goods sold.

The following table displays the restructuring reserve activity related to the realignment for the period ended December 31, 2009:

($ in millions) March 2009 Plan	
Restructuring liability at January 1, 2009	$ —
Restructuring and restructuring-related charges, excluding asset impairments and write-offs	2.1
Cost paid	(2.1)
Restructuring liability at December 31, 2009	$ 0.0

In December 2010, CTS implemented a restructuring plan to realign and consolidate certain operations for the purpose of improving its cost structure. The implementation of this plan resulted in the elimination of approximately 80 positions and the write-off of certain inventory and long-lived assets during the fourth quarter of 2010. The implementation was substantially completed by the end of December 2010.

The following table displays the planned restructuring and restructuring-related charges associated with the restructuring plan as well as a summary of the actual costs incurred through December 31, 2010:

($ in millions) December 2010 Plan	Planned Costs	Actual Incurred Through December 31, 2010
Workforce reduction	$1.3	$1.3
Asset impairments	0.3	0.1
Restructuring charge	1.6	1.4
Other costs	0.3	0.3
Restructuring-related costs	0.3	0.3
Total restructuring and restructuring-related costs	$1.9	$1.7

Of the $1.9 million planned restructuring costs, $1.1 million relates to the Components and Sensors segment and $0.8 million relates to EMS. Of the restructuring and restructuring-related costs incurred, $1.0 million relates to the Components and Sensors segment and $0.7 million relates to the EMS segment. Restructuring charges are reported on a separate line on the Consolidated Statements of Earnings/(Loss) and the restructuring-related costs are included in cost of goods sold.

The following table displays the restructuring reserve activity related to the implementation of this restructuring plan:

($ in millions) December 2010 Plan	
Restructuring liability at January 1, 2010	$ —
Restructuring and restructuring-related charges, excluding asset impairments and write-offs	1.3
Cost paid	(0.3)
Restructuring liability at December 31, 2010	$ 1.0

NOTE P — Subsequent Events

In January 2011, CTS acquired certain assets and assumed certain liabilities of Fordahl SA, a privately held company located in Brugg, Switzerland. This business was acquired with $2.9 million cash on hand. The assets acquired include machinery and equipment, inventory and certain intellectual property.

The Fordahl SA product line includes high-performance temperature compensated crystal oscillators and voltage controlled crystal oscillators. This product line is expected to expand CTS' frequency product portfolio from clocks and crystals to highly-engineered precision ovenized oscillators. This acquisition is expected to add new customers and to open up new market opportunities for CTS.

This acquisition will be accounted for using the acquisition method of accounting whereby the total purchase price will be allocated to tangible and intangible assets based on the fair market values on the date of acquisition. The pro forma effects of the results of this acquisition are immaterial to CTS' results of operations.

NOTE Q — Quarterly Financial Data

Quarterly Results of Operations
(Unaudited)

($ in thousands)	Net Sales	Gross Margins	Operating Earnings/ (Loss)	Net Earnings/ (Loss)	Earnings/(Loss) per Share - Basic & Diluted
2010					
4th quarter	**$145,025**	**$29,122**	**$ 5,984**	**$ 4,800**	**$ 0.14**
3rd quarter	**139,362**	**29,969**	**7,771**	**6,915**	**0.20**
2nd quarter	**138,851**	**30,340**	**7,741**	**5,892**	**0.17**
1st quarter	**129,403**	**30,479**	**6,347**	**4,431**	**0.13**
2009					
4th quarter	$133,888	$30,948	$ 8,259	$ 4,143	$ 0.12
3rd quarter	126,565	26,185	6,283	4,481	0.13
2nd quarter	120,398	21,878	3,169	(7,025)	(0.21)
1st quarter	118,131	19,829	(35,540)	(35,649)	(1.06)

CTS CORPORATION

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Additions: Charged/ (Credit) to Expense	Additions: Charged to Other Accounts	Deductions	Balance at End of Period
	(In thousands of dollars)				
Year ended December 31, 2010:					
Allowance for doubtful accounts	$2,119	$ (733)	$—	$ (117)	$1,269
Inventory reserve provision	$6,951	$2,661	$—	$(3,047)	$6,565
Year ended December 31, 2009:					
Allowance for doubtful accounts	$2,165	$ 222	$—	$ (268)	$2,119
Inventory reserve provision	$6,781	$1,752	$—	$(1,582)	$6,951
Year ended December 31, 2008:					
Allowance for doubtful accounts	$1,304	$ 874	$—	$ (13)	$2,165
Inventory reserve provision	$6,392	$5,144	$—	$(4,755)	$6,781

EXHIBIT (21)

CTS CORPORATION AND SUBSIDIARIES

As of December 31, 2010

CTS Corporation (Registrant), an Indiana corporation

Subsidiary:	Jurisdiction
CTS Corporation	Delaware
CTS of Panama, S de R.L.	Republic of Panama
CTS Components Taiwan, Ltd.	Republic of China
CTS Electro de Matamoros, S.A	Republic of Mexico
CTS Japan, Inc.	Japan
CTS International B.V.	The Netherlands
CTS Czech Republic S.R.O.	Czech Republic
CTS Singapore Pte., Ltd.	Republic of Singapore
CTS (Tianjin) Electronics Company Ltd.	Peoples' Republic of China
CTS (Zhongshan) Technology Co. Ltd.	People's Republic of China
CTS of Canada Holding Company	Province of Nova Scotia (Canada)
CTS of Canada G.P., Ltd.	Province of Ontario (Canada)
CTS of Canada L.P.	Province of Ontario (Canada)
CTS of Canada Co.	Province of Nova Scotia (Canada)
CTS Corporation U.K., Ltd.	Scotland
CTS Printex, Inc.	California
CTS Electronics Components, Inc.	Delaware
Dynamics Corporation of America	New York
CTS Electronic Components (California), Inc.	California
LTB Investment Corporation	Delaware
CTS Electronics Manufacturing Solutions, Inc.	Delaware
CTS Electronics Manufacturing Solutions (Moorpark), Inc.	California
CTS Electronics Manufacturing Solutions (Santa Clara), Inc.	California
CTS Electronics Manufacturing Solutions (Massachusetts), Inc.	Massachusetts
Technetics, Inc.	California
CTS Electronics Corporation (Thailand), Ltd.	Thailand
CTS Electronics Hong Kong Ltd.	Hong Kong Special Administrative Region of the People's Republic of China
CTS Europe GmbH	Germany
CTS Overseas Holdings, B.V.	The Netherlands
CTS India Private Limited	India
Tusonix, Inc.	Arizona
Technologia Mexicana S.A. de C.V.	Republic of Mexico

EXHIBIT (23)(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated February 23, 2011, with respect to the consolidated financial statements, schedule, and internal control over financial reporting included in the Annual Report of CTS Corporation and Subsidiaries on Form 10-K for the year ended December 31, 2010. We hereby consent to the incorporation by reference of said report in the Registration Statements of CTS Corporation on Form S-3 (No. 333-72146, effective November 9, 2001) and on Forms S-8 (Nos. 333-159542, effective May 28, 2009, and 333-116287, effective June 8, 2004).

/s/ GRANT THORNTON LLP

Chicago, Illinois
February 23, 2011

EXHIBIT (31)(a)

CERTIFICATION

I, Vinod M. Khilnani, certify that:

1. I have reviewed this annual report on Form 10-K of CTS Corporation:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statement for external purposes in accordance with generally accepted accounting principles; and

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2011 /s/ Vinod M. Khilnani

Vinod M. Khilnani
Chairman of the Board, President and Chief Executive Officer

EXHIBIT (31)(b)

CERTIFICATION

I, Donna L. Belusar, certify that:

1. I have reviewed this annual report on Form 10-K of CTS Corporation:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statement for external purposes in accordance with generally accepted accounting principles; and

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2011 /s/ Donna L. Belusar

Donna L. Belusar
Senior Vice President and Chief Financial Officer

EXHIBIT (32)(a)

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of CTS Corporation (the Company) on Form 10-K for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the Report), the undersigned officer of the Company certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 24, 2011

/s/ Vinod M. Khilnani
Vinod M. Khilnani
Chairman of the
Board, President and
Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to CTS Corporation and will be retained by CTS Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT (32)(b)

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of CTS Corporation (the Company) on Form 10-K for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the Report), the undersigned officer of the Company certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 24, 2011

/s/ Donna L. Belusar
Donna L. Belusar
Senior Vice President and
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to CTS Corporation and will be retained by CTS Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

STOCK PERFORMANCE GRAPH
Comparison of Five-Year Cumulative Return

The following graph compares the cumulative total shareholder return on CTS Common stock with the Standard & Poor's 500 Stock Index and the Standard & Poor's 500 Information Technology Stock for the years 2005 through 2010. The graph assumes that $100 was invested on December 31, 2005 in each of CTS common stock, the S&P 500 Stock Index and the S&P 500 Information Technology Stock Index.



175
150
125
100
75
50
25
0
Dollars
2005
2006
2007
2008
2009
2010
CTS Corporation
S&P 500 Index
S&P 500 Information Technology Index

Company / Index	Base Period 2005	INDEXED RETURNS Years Ending 2006	2007	2008	2009	2010
CTS Corporation	**100**	143.14	91.43	51.43	91.53	106.52
S&P 500 Index	**100**	115.79	122.16	76.96	97.33	111.99
S&P 500 Information Technology Index	**100**	108.42	126.10	71.70	115.95	127.77

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Shareholder Information

Annual Meeting of Shareholders

The 2011 annual meeting of shareholders is scheduled to be held on Wednesday, May 25, 2011, in Lisle, Illinois. Shareholders of record at the close of business on April 8, 2011, will receive a formal notice of the annual meeting and a proxy statement.

Form 10-K Annual Report

A copy of CTS Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders upon written request to the Corporate Secretary of the Company, or by visiting our website: www.ctscorp.com

Common Stock Listed (CTS)

New York Stock Exchange

CTS submitted a Section 12 (a) CEO Certification to the New York Stock Exchange in 2010 as required by New York Stock Exchange Corporate Governance Listing Standards. CTS filed the CEO/CFO certifications required under Section 302 of the Sarbanes-Oxley Act as an exhibit to its Annual Report on Form 10-K for the year ended December 31, 2010.

Investor Relations

Shareholders and members of the financial community may direct questions or requests to:
Mitchell J. Walorski
Director of Investor Relations
CTS Corporation
905 West Boulevard North
Elkhart, IN 46514
574-523-3800
E-mail:
shareholder.services@ctscorp.com

Transfer Agent and Registrar

Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874
800-468-9716

Corporate Headquarters

CTS Corporation
905 West Boulevard North
Elkhart, IN 46514
574-523-3800
FAX: 574-293-6146
www.ctscorp.com

2010 Board of Directors

Vinod M. Khilnani
Chairman of the Board, President and Chief Executive Officer,
CTS Corporation

Thomas G. Cody
CTS Lead Independent Director and Retired Vice Chairman,
Macy's, Inc.

Walter S. Catlow
Retired President, Ameritech Cellular Services and Retired Dean, College of Business, Concordia University, Chicago

Lawrence J. Ciancia
Partner,
Corporate Development International, Inc.

Patricia K. Collawn
President and Chief Executive Officer,
PNM Resources, Inc.

Roger R. Hemminghaus
Retired Chairman and Chief Executive Officer,
Ultramar Diamond Shamrock Corporation

Michael A. Henning
Retired Deputy Chairman,
Ernst & Young LLP

Diana M. Murphy
Managing Director,
Rocksolid Holdings LLP

Robert A. Profusek
Partner,
Jones Day

Corporate Officers

Vinod M. Khilnani
Chairman of the Board, President and Chief Executive Officer

Donald R. Schroeder
Executive Vice President

Donna L. Belusar
Senior Vice President and Chief Financial Officer

Dennis P. Thornton
Senior Vice President and General Manager Electronics Manufacturing Solutions

Richard G. Cutter III
Vice President, Law and Business Affairs, Corporate Secretary

Thomas A. Kroll
Vice President and Controller

2010 Committees of the Board

Compensation Committee

Patricia K. Collawn (Chairperson)
Walter S. Catlow
Thomas G. Cody
Michael A. Henning

Nominating and Governance Committee

Michael A. Henning (Chairman)
Walter S. Catlow
Lawrence J. Ciancia
Patricia K. Collawn

Finance and Strategic Initiatives Committee

Robert A. Profusek (Chairman)
Thomas G. Cody
Roger R. Hemminghaus
Vinod M. Khilnani

Audit Committee

Lawrence J. Ciancia (Chairman)
Walter S. Catlow
Roger R. Hemminghaus
Michael A. Henning

Worldwide Manufacturing Facilities

Sensors and Actuators

Elkhart, Indiana

Toronto, Canada

Matamoros, Mexico

Glasgow, Scotland

Ostrava, Czech Republic

Kaohsiung, Taiwan, Republic of China

Zhongshan, People's Republic of China

Electronic Components

Lisle, Illinois

Albuquerque, New Mexico

Tucson, Arizona

Nogales, Mexico

Tianjin, People's Republic of China

Singapore, Republic of Singapore

Brügg, Switzerland

Electrocomponent Products

Kaohsiung, Taiwan, Republic of China

Zhongshan, People's Republic of China

Electronics Manufacturing Solutions

Moorpark, California

San Jose, California

Londonderry, New Hampshire

Glasgow, Scotland

Tianjin, People's Republic of China

Bangkok, Ayutthya, Thailand

Matamoros, Mexico



CTS® CORPORATION

905 West Boulevard North

Elkhart, IN 46514

Phone: 574-523-3800

www.ctscorp.com

